Registration  No.  333-69522
 -----------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  MetLife Investors  Variable  Life  Account  One
    (Exact  Name  of  Trust)

B.  MetLife Investors  Insurance  Company
    (Name  of  Depositor)

C.  22 Corporate Plaza Drive
    Newport Beach, CA 92660
    (Complete address of depositor's  principal  executive  offices)


D.  Name and complete address of agent for service:
    James A. Shepherdson III
    MetLife Investors  Insurance  Company
    22 Corporate Plaza Drive
    Newport Beach, CA 92660
    (800) 989-3752

    Copies  to:

    Judith A. Hasenauer                and  Richard C. Pearson
    Blazzard, Grodd & Hasenauer, P.C.       Executive Vice President, General
    P.O. Box 5108                           Counsel and Secretary
    Westport, CT 06881                      MetLife Investors
    (203) 226-7866                          Insurance Company
                                            22 Corporate Plaza Drive
                                            Newport Beach, CA 92660


E. Flexible Premium Joint and Last Survivor Variable Life Insurance Policy and Flexible Premium Single Variable Life Insurance Policy
    (Title and amount of securities  being  registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable


H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------


                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1             The Variable Insurance Policy

2             Other Information; The Company

3             Not Applicable

4             Other Information

5             The Separate Account

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases

11            Investment Options; Appendix B

12            Investment Options; Appendix B

13            Expenses

14            Purchases

15            Purchases

16            Investment Options; Appendix B

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Ownership

25            The Company

26            Expenses

27            The Company

28            The Company

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            The Company; Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Other Information

46            Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            The Company; Purchases

52            Investment Options; Appendix B

53            The Separate Account

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements



Flexible Premium Variable Life Insurance Policies

Joint and Last Survivor Policy and Single Life Policy

issued by

METLIFE INVESTORS INSURANCE COMPANY
(formerly, Cova Financial Services Life Insurance Company)

METLIFE INVESTORS VARIABLE LIFE
ACCOUNT ONE
(formerly, Cova Variable Life Account One)

This prospectus describes the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Joint and Last Survivor Policy) and the Flexible Premium Single Variable Life Insurance Policy (Single Life Policy) that we are offering. Our use of the word Policy in this Prospectus refers to both policies except where otherwise noted.

We have designed the Policy for use in estate and retirement planning and other insurance needs of individuals. The Policy provides for maximum flexibility by allowing you to vary your premium payments and to change the level of death benefits payable.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the following 16 Investment Funds listed below which are offered through our Separate Account. When you purchase a Policy, you bear the complete investment risk. This means that the Cash Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.

Met Investors Series Trust (Class A):

                  Janus Aggressive Growth Portfolio
                  Lord Abbett Bond Debenture Portfolio
                  Lord Abbett Growth and Income Portfolio
                  MFS Research International Portfolio
                  MFS Mid Cap Growth Portfolio
                  Oppenheimer Capital Appreciation Portfolio
                  PIMCO Innovation Portfolio
                  PIMCO Total Return Portfolio
                  PIMCO Money Market Portfolio
                  Met/Putnam Research Portfolio
                  Met/AIM Mid Cap Equity Portfolio
                  Met/AIM Small Cap Growth Portfolio
                  State Street Research Concentrated International Portfolio

Metropolitan Series Fund, Inc. (Class A)

                  MetLife Stock Index Portfolio

New England Zenith Fund (Class A)

                  Davis Venture Value Series
                  Harris Oakmark Mid Cap Value Series


The SEC has not approved the Policy or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Joint and Last Survivor Policy and the Single Life Policy. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

The Policy:

o    is not a bank deposit.

o    is not federally insured.

o    is not endorsed by any bank or government agency.

The Policy is subject to investment risk. You may be subject to loss of principal.



DATE: ________, 2001

TABLE OF CONTENTS                                          Page

  SPECIAL TERMS

  SUMMARY
     The Variable Life Insurance Policy
     Purchases
     Investment Choices
     Expenses
     Death Benefit
     Taxes
     Access to Your Money
     Other Information
     Inquiries

PART I

  1. THE VARIABLE LIFE INSURANCE POLICY

  2. PURCHASES
     Application for a Policy
     Premiums
     Unscheduled Premiums
     Lapse and Grace Period
     Reinstatement
     Allocation of Premium
     Cash Value of Your Policy
     Method of Determining Cash Value
        of an Investment Fund
     Net Investment Factor
     Our Right to Reject or Return a Premium Payment

  3. INVESTMENT FUNDS
     Substitution and Limitations on Further Investments
     Transfers
     Dollar Cost Averaging
     Portfolio Rebalancing
     Approved Asset Allocation Programs

  4. EXPENSES
     Tax Charges
     Sales Charge
     Monthly Deduction
     Selection and Issue Expense Charge
     Monthly Policy Charge
     Monthly Cost of Insurance Charge
     Charges for Additional Benefit Riders
     Mortality and Expense Risk Charge
     Surrender Charge
     Transaction Charges
     Projection of Benefits and Values Charge
     Investment Fund Expenses

  5. DEATH BENEFIT
     Change of Death Benefit
     Decrease in Face Amount

  6. TAXES
     Life Insurance in General
     Taking Money Out of Your Policy
     Diversification and Investor Control

  7. ACCESS TO YOUR MONEY
     Policy Loans
     Loan Interest Charged
     Security
     Repaying Policy Debt
     Partial Withdrawals
     Pro-Rata Surrender
     Full Surrenders

  8. OTHER INFORMATION
     The General Account
     MetLife Investors
     Distribution
     The Separate Account
     Suspension of Payments or Transfers
     Ownership
     Adjustment of Charges

PART II

     Executive Officers and Directors
     Voting
     Disregard of Voting Instructions
     Legal Opinions
     Misstatement of Age or Sex and Corrections
     Conversion Rights
     Our Right to Contest
     Additional Benefits
     Federal Tax Status
        Introduction
        Diversification
        Tax Treatment of the Policy
        Policy Proceeds
        Tax Treatment of Loans and Surrenders
        Multiple Policies
        Tax Treatment of Assignments
        Qualified Plans
        Income Tax Withholding
     Reports to Owners
     Legal Proceedings
     Experts
     Financial Statements


APPENDIX A -
Illustration of Policy Values                               A-1

APPENDIX B -
Participating Investment Funds                              B-1

SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. However, by the very nature of the Policy certain technical words or terms are unavoidable. We have identified some of these terms and provided you with a definition.

Attained Age -- The Issue Age of an Insured plus the number of completed Policy years.

Beneficiary -- The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Insured's death with respect to the Single Life Policy or, in the event of the Last Insured's death with respect to the Joint and Last Survivor Policy. A Beneficiary may be changed as set forth in the Policy and this prospectus.

Cash Value -- The total of the amounts credited to the Owner in the Separate Account, the General Account and the Loan Account.

Cash Surrender Value -- The Cash Value of a Policy on the date of surrender, less any Indebtedness, less any unpaid selection and issue expense charge due for the remainder of the first Policy year for the initial Face Amount (and, for the Single Life Policy, any increase in Face Amount), less any unpaid monthly Policy charge due for the remainder of the first Policy year, and less any surrender charge.

Face Amount -- The minimum death benefit under the Policy so long as the Policy remains in force before the Insured's Attained Age 100 with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, before the younger Insured's Attained Age 100.

General Account -- Our assets other than those allocated to the Separate Account or any other separate account.

Indebtedness -- The sum of all unpaid Policy loans and accrued interest on loans.

Insureds - The person or persons whose life (lives) are insured under the Policy.

Investment Funds -- Investments within the Separate Account which we make available under the Policy.

Investment Start Date -- The date the initial premium is applied to the General Account and/or the Investment Funds. This date is the later of the Issue Date or the date the initial premium is received at our Service Office.

Issue Age -- The age of each Insured at his or her nearest birthday as of the Issue Date.

Issue Date -- The date as of which insurance coverage begins under a Policy. It is also the date from which Policy anniversaries, Policy years, and Policy months are measured. It is the Effective Date of coverage under the Policy.

Last Insured -- The Insured whose death succeeds the death of all other Insureds under the Joint and Last Survivor Policy.

Loan Account -- The account of MetLife Investors to which amounts securing Policy Loans are allocated. The Loan Account is part of MetLife Investors' General Account.

Loan Subaccount -- A Loan Subaccount has been established for the General Account and for each Investment Fund. Any Cash Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Cash Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

Monthly Anniversary -- The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

Net Premium -- The premium paid, less the premium tax charge, less the Federal tax charge, less the sales charge.

Owner -- The owner of a Policy, as designated in the application or as subsequently changed.

Policy -- The Joint and Last Survivor Policy or the Single Life Policy offered by us and described in this prospectus.

Pro-Rata Surrender -- A requested reduction of both the Face Amount and the Cash Value by a given percentage.

Separate Account -- MetLife Investors Variable Life Account One (formerly, Cova Variable Life Account One), a separate investment account established by MetLife Investors to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by you to provide variable benefits.

Service Office - MetLife Investors Insurance Company, P.O. Box 355, Warwick, Rhode Island 02887-0355.

Target Premium -- A premium calculated when a Policy is issued, based on the Insured's age with respect to the Single Life Policy (or the Insureds' joint age with respect to the Joint and Last Survivor Policy), sex (except in unisex policies) and risk class. The Target Premium is used to calculate the first year's premium expense charge, the surrender charge, and agent compensation under the Policy.

Valuation Date -- Each day that the New York Stock Exchange (NYSE) is open for trading and MetLife Investors is open for business. MetLife Investors is open for business every day that the NYSE is open for trading.

Valuation Period -- The period between two successive Valuation Dates, commencing at the close of the NYSE (usually 4:00 p.m. Eastern Standard Time) on a Valuation Date and ending with the close of the NYSE on the next succeeding Valuation Date.

The prospectus is divided into three sections: the Summary, Part I and Part II. The sections in the Summary correspond to sections in Part I of this prospectus which discuss the topics in more detail. Part II contains even more detailed information.

SUMMARY

1. THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance Policy is a contract between you, the Owner, and us, an insurance company. The Policy provides for the payment of a death benefit to your selected Beneficiary upon the death of the person insured with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, the death of both of the persons insured. This death benefit is distributed free from Federal income taxes. The Policy can be used as part of your estate planning or used to save for retirement. The Insured(s) is (are) the person(s) you choose to have (their lives) insured under the Policy. You, the Owner, can be the Insured with respect to the Single Life Policy, or, with respect to the Joint and Last Survivor Policy, one of the Insureds, but you do not have to be.

There are two Policies described in this prospectus. One is a flexible premium joint and last survivor variable life insurance policy. The other is a flexible premium single variable life insurance policy. Our use of the word Policy in this prospectus refers to both policies except as noted. The Policy is "flexible" because:

o    the frequency and amount of premium payments can vary;

o    you can choose between death benefit options; and

o    you can change the amount of insurance coverage.

The Policy is "variable" because the Cash Value of your Policy, when allocated to the Investment Funds, may increase or decrease depending upon the investment results of the selected Investment Funds. The duration of your Policy may vary, and under certain circumstances, so may your death benefit.

So long as the Insured with respect to the Single Life Policy, or either Insured with respect to the Joint and Last Survivor Policy, is alive, you can surrender the Policy for all or part of its Cash Surrender Value. You may also obtain a Policy loan, using the Policy as security. We will pay a death benefit when the Insured dies with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, when the Last Insured dies).

We make available a number of riders to meet a variety of your estate planning needs. The minimum face amount of insurance that we offer is $50,000 with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, $100,000.

2. PURCHASES

You purchase the Policy by completing the proper forms. Your registered representative can help you. In some circumstances, we may contact you for additional information regarding the Insured(s). We may require (each of) the Insured(s) to provide us with medical records, a physician's statement or a complete paramedical examination.

The minimum initial premium we accept is computed for you based on the Face Amount you request. The Policy is designed for the payment of subsequent premiums. You can establish planned annual premiums. The minimum subsequent premium that we accept is $10.

3. INVESTMENT CHOICES

You can put your money in our General Account or in any or all of the Investment Funds. A brief description of the Investment Funds is contained in Appendix B and a detailed description of the Investment Funds, their investment policies, restrictions, risks, and charges is contained in the prospectuses for each Investment Fund. You should read the Fund prospectuses carefully.

4. EXPENSES

We make certain deductions from your premiums, your Cash Value and from the Investment Funds. These deductions are made for taxes, mortality and expense risks, administrative expenses, sales charges, the cost of providing life insurance protection and for the cost associated with the management and investment operations of the Investment Funds. These deductions are summarized as follows:

o Deductions from each premium payment.

Tax Charges. We currently deduct 1.3% of each premium payment to pay the Federal tax charge. We also deduct a premium tax charge to pay the state and local premium taxes. We deduct an amount equal to 2% of premium payments which may be lower in certain circumstances to cover this premium tax.

Sales Charge. The Sales Charge is also referred to as the percent of premium charge.

The current Sales Charge is determined as follows:

(1) 5% of the actual premium you pay during the first ten Policy years; and

(2) 2% of the actual premium you pay in the 11th Policy year and later.

The Sales Charge is guaranteed not to exceed the following:

(1) in the first Policy year, 15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

(2)  in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

(3)  in the 11th Policy year and later, 2% of the actual premium you pay.

o Monthly deductions from your Cash Value.

Selection and Issue Expense Charge. During the first 10 Policy years and, for the Single Life Policy, the first 10 Policy years following any increase in Face Amount, we assess a charge of up to 1% per $1000 of the Initial Face Amount (and, for the Single Life Policy, any increase in Face Amount). This charge varies by Issue Age, risk class and sex (except in unisex policies) of the Insured(s).

Monthly Policy Charge. This charge is equal to $25 per month for the first Policy year, and $6 per Policy month thereafter. This amount is deducted from the Cash Value of your Policy on the Investment Start Date and each Monthly Anniversary date.

Monthly Cost of Insurance. This amount is deducted monthly from your Cash Value on the Investment Start Date and each Monthly Anniversary date. The amount of the deduction varies with the age, sex (except in unisex policies), risk class of the Insured(s), duration, and the amount of death benefit at risk.

Charges for Additional Benefit Riders. On each Monthly Anniversary date, the amount of the charge, if any, for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

o Deductions from the Investment Funds.

Mortality and Expense Risk Charge.

The risk charge is deducted on each Valuation Date, based on the average daily net assets of each Investment Fund for each day in the Valuation Period, and depends on the number of years your Policy has been in force. The current risk charge is as follows:

      Single Life Policy
      -----------------------------------------------

                   Daily Charge                 Annual
     Years         Factor                     Equivalent
    --------       ------------------       --------------
     1-10              .0015027%                  0.55%
     11-20             .0012301%                  0.45%
     21+               .0004107%                  0.15%

             Joint and Last Survivor Policy
             ------------------------------
                   Daily Charge                Annual
     Years         Factor                     Equivalent
    --------       ------------------       --------------
     1-10              .0015027%                  0.55%
     11-20             .0006841%                  0.25%
     21+               .0001370%                  0.05%

For both the Single Life Policy and the Joint and Last Survivor Policy this deduction is guaranteed not to increase above the amounts shown below while the Policy is in force.

                   Daily Charge                 Annual
     Years         Factor                     Equivalent
    --------       ------------------       --------------
     1-10              .0015027%                  0.55%
     11-20             .0012301%                  0.45%
     21+               .0009572%                  0.35%


Investment Fund Expenses
Annual Fund Operating Expenses (as a percentage of average net assets)



                                                                                                             Total Annual
                                                                                                             Fund Expenses
                                                     Management Fees        Other Fund Expenses      (after expense reimbursement
                                                   (after fee waiver       (after reimbursement          and/or fee waiver for
Investment Funds                                for certain portfolios)   for certain portfolios)         certain portfolios)
------------------------------------------------------------------------------------------------------------------------------------
MET INVESTORS SERIES TRUST (Class A) (1)

             Janus Aggressive Growth Portfolio                    .62%              .23%                        .85%
             Lord Abbett Bond Debenture Portfolio                 .60%              .10%                        .70%
             Lord Abbett Growth and Income Portfolio              .59%              .05%                        .64%
             MFS Research International Portfolio                 .71%              .29%                       1.00%
             MFS Mid Cap Growth Portfolio                         .62%              .18%                        .80%
             Oppenheimer Capital Appreciation Portfolio           .40%              .35%                        .75%
             PIMCO Innovation Portfolio                           .69%              .41%                       1.10%
             PIMCO Total Return Portfolio                         .41%              .24%                        .65%
             PIMCO Money Market Portfolio                         .0%               .50%                        .50%
             Met/Putnam Research Portfolio                        .62%              .23%                        .85%
             Met/AIM Mid Cap Equity Portfolio                     .0%               .90%                        .90%
             Met/AIM Small Cap Growth Portfolio                   .0%              1.05%                       1.05%
             State Street Research Concentrated                   .0%              1.10%                       1.10%
              International Portfolio

METROPOLITAN SERIES FUND, INC. (Class A)

             MetLife Stock Index Portfolio                        .25%             .03%                        .28%


NEW ENGLAND ZENITH FUND (Class A)
             Davis Venture Value Series                           .75%             .04%                        .79%
             Harris Oakmark Mid Cap Value Series                  .75%             .15%(2)                     .90%

(1) Met Investors Advisory Corp. ("investment manager") and Met Investors Series Trust have entered into an Expense Limitation Agreement whereby, for a period of at least one year from commencement of operations (February 12, 2001 with respect to all Portfolios except the Met/AIM Mid Cap Equity Portfolio, Met/AIM Small Cap Growth Portfolio and State Street Research Concentrated International Portfolio for which commencement of operations is October 9, 2001), the total of management fees and other expenses of certain Investment Funds will not exceed, in any year in which the Agreement is in effect, the following percentages: .70% for the Lord Abbett Bond Debenture Portfolio, .65% for the Lord Abbett Growth and Income Portfolio and the PIMCO Total Return Portfolio, .85% for the
Met/Putnam Research and the Janus Aggressive Growth Portfolios, .75% for the Oppenheimer Capital Appreciation Portfolio, .50% for the PIMCO Money Market Portfolio, 1.10% for the PIMCO Innovation Portfolio, .80% for the MFS Mid Cap Growth Portfolio, 1.00% for the MFS Research International Portfolio, .90% for the Met/AIM Mid Cap Equity Portfolio; 1.05% for the Met/AIM Small Cap Growth Portfolio and 1.10% for the State Street Research Concentrated International Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may, with the approval of the Trust's Board of Trustees, be repaid to the investment manager.

The amounts shown above under "Other Expenses" are an estimate of what the expenses will be, for the period ending December 31, 2001, after expense reimbursement. Absent these expense reimbursement arrangements, the total annual portfolio expenses for the year ending December 31, 2001 are estimated to be:
1.03% for the Met/Putnam Research Portfolio, 1.03% for the Janus Aggressive Growth Portfolio, 1.00% for the Oppenheimer Capital Appreciation Portfolio, .96% for the PIMCO Money Market Portfolio, 1.46% for the PIMCO Innovation Portfolio,
 .83% for the MFS Mid Cap Growth Portfolio, 1.09% for the MFS Research International Portfolio, .74% for the PIMCO Total Return Portfolio,3.09% for the Met/AIM Mid Cap Equity Portfolio; 3.24% for the Met/AIM Small Cap Growth Portfolio and 3.29% for the State Street Research Concentrated International Portfolio.

Management fees before waivers are .75% for the Met/AIM Mid Cap Equity Portfolio, .90% for the Met/AIM Small Cap Growth Portfolio, .85% for the State Street Research Concentrated International Portfolio and .40% for the PIMCO Money Market Portfolio.

(2) MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, has voluntarily agreed to waive its fees or reimburse the total operating expenses (excluding brokerage costs, interest, taxes or extraordinary expenses) of the Class A shares to the extent such expenses exceed .90% of Class A's average net assets, subject to recapture within two fiscal years. Without this expense arrangement, expenses for the year ended December 31, 2000, the total expenses would have been .96%. This arrangement can be discontinued by MetLife Advisers, at any time.

o Deductions for surrenders, partial withdrawals and transfers.

Surrender Charge. A Surrender Charge may be deducted in the event you make a full or partial withdrawal of your Policy. If you surrender your Policy or let it lapse during the first ten Policy years and, for the Single Life Policy, for up to ten years following the effective date of any increase in Face Amount, we will keep part of the Cash Value of your Policy to help us recover the costs of selling and issuing the Policy.

The Surrender Charge is 45% of the Target Premium if you surrender the Policy or let it lapse during the first five Policy years. Afterwards, the amount of the Surrender Charge goes down each month. After the 10th Policy year (or after 10 years following the effective date of any increase in Face Amount for the Single Life Policy) there is no charge. A Surrender Charge will apply to any decrease in Face Amount. The Surrender Charge for any increase in Face Amount is the Target Annual Premium for that increase multiplied by the applicable Surrender Charge.

There is a table in your Policy that shows the amount of the Target Premium and the percentage of the Surrender Charge for each month.

If you make a partial withdrawal from your Policy, we will charge a pro-rated portion of the Surrender Charge. There may also be a Partial Withdrawal Fee charged.

Partial Withdrawal Fee and Transfer Fee. The first 12 requested transfers or partial withdrawals in a Policy year are free. For each partial withdrawal or transfer in excess of 12 in a Policy year, there is a fee assessed which is equal to $25.


5. DEATH BENEFIT

The amount of the death benefit depends on:

o    the Face Amount of your Policy;

o the death benefit option in effect at the time of the Insured's death with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the Last Insured's death); and

o    under some circumstances the Cash Value of your Policy.

There are three death benefit options: Option A, Option B and Option C. If death benefit Option A is in effect, the death benefit is the greater of your total Face Amount in effect or the Cash Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (or on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable factor. Under this option, the amount of the death benefit is fixed, except when we use the factor to determine the benefit percentage.

If death benefit Option B is in effect, the death benefit is the greater of your total Face Amount in effect plus the Cash Value of your Policy with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy), or the Cash Value of your Policy multiplied by the applicable factor. Under this option, the amount of the death benefit is variable (but will never be less than the Face Amount).

If death benefit Option C is in effect, the death benefit is the greater of your total Face Amount in effect or the Cash Value with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by an Attained Age factor.

So long as the Policy remains in force, prior to the Insured's Attained Age 100 with respect to the Single Life Policy (or the younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), the minimum death benefit will be at least the current Face Amount.

Under certain circumstances you can change death benefit options. You can also change the Face Amount under certain circumstances.

At the time of application for a Policy, you designate a Beneficiary who is the person or persons who will receive the death proceeds. You can change your Beneficiary unless you have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.


6. TAXES

Your Policy has been designed to comply with the definition of a life insurance contract in the Internal Revenue Code. However, there is little guidance and considerable uncertainty as to how the definition applies to the Policies, particularly those issued on a substandard risk basis and those that are Joint and Last Survivor Policies, and we do not guarantee the tax status of the Policies. Assuming that your Policy satisfies the definition, the death proceeds paid under the Policy should be excludable from the gross income of your Beneficiary. However, estate taxes may apply. Any earnings in your Policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified
Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn.


7. ACCESS TO YOUR MONEY

You can terminate your Policy at any time during the lifetime of the Insured with respect to the Single Life Policy (or the lifetime of either Insured with respect to the Joint and Last Survivor Policy) and we will pay you the Cash Surrender Value of your Policy. At any time during (either of) the Insured(s)' lifetime(s) and before the Policy has terminated, you may withdraw a part of your Cash Value subject to the requirements of the Policy. When you terminate your Policy or make a partial withdrawal, a surrender charge and partial withdrawal fee may be assessed.

You can also borrow against the Cash Value of your Policy.



8. OTHER INFORMATION

Free Look. You can cancel the Policy within 20 days after you receive it (or whatever period is required in your state) or the 45th day after you sign your application, whichever period ends later. We will refund all premiums paid (or whatever amount is required in your state). Upon completion of the underwriting process, we will allocate your initial Net Premium to the PIMCO Money Market Portfolio until the reallocation date, which occurs upon the expiration of the free look period. After that, we will invest your Policy's Cash Value and any subsequent premiums as you requested.

Under the Single Life Policy, you can also cancel an increase in Face Amount within 20 days after you receive the new Policy specifications page for the increase (or whatever period is required in your state) or the 45th day after you sign the application for the increase. The monthly deductions associated with the increase will be restored to the Policy's Cash Value. This amount will be allocated to the General Account and the Investment Funds in the same manner as it was deducted. The request to cancel the increase must be in writing.

Who Should Purchase the Policy? The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investment in the Investment Funds. The Policy offers the following to individuals:

o    create or conserve one's estate;

o    supplement retirement income; and

o    access to funds through loans and surrenders.

If you currently own a variable life insurance policy on the life of (one of) the Insured(s), you should consider whether the purchase of the Policy is appropriate.

Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life of (one of) the Insured(s), or whether the Policy should be purchased through the use of loan proceeds from an existing policy.

Additional Features. The following additional features are offered:

o you can arrange to have a regular amount of money automatically transferred from the PIMCO Money Market Portfolio to selected Investment Funds each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

o you can arrange to automatically readjust your Cash Value between Investment Funds periodically to keep the allocation you select. We call this feature Portfolio Rebalancing.

o we also offer a number of additional riders that are common to life insurance policies.

These features and riders may not be available in your state and may not be suitable for your particular situation.


9. INQUIRIES

If you need more information about purchasing a Policy, please contact us at:

   MetLife Investors Distribution Company
   22 Corporate Plaza Drive
   Newport Beach, CA 92660
   (866) 901-0002

If you need Policyowner service (such as changes in Policy information, inquiry into Policy values, payment of premiums, to make a loan, and any other services), please contact us at our Service Office:

   MetLife Investors Insurance Company
   P.O. Box 355
   Warwick, Rhode Island 02887-0355
   (877) 357-4419

PART I

1.   THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance Policy is a contract between you, the Owner, and us, an insurance company. This kind of Policy is most commonly used for retirement planning and/or estate planning.

The Policy provides for life insurance coverage on the Insured(s). It has a Cash Value, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance Policy, the value of your Policy will increase or decrease depending upon the investment experience of the Investment Funds you choose. The duration or amount of the death benefit may also vary based on the investment performance of the underlying Investment Funds. To the extent you select any of the Investment Funds, you bear the investment risk. If your Cash Value less any loans, loan interest accrued, unpaid selection and issue charge due for the remainder of the first Policy year, and if surrender charges and any partial withdrawal fee are insufficient to pay the monthly deductions, the Policy may terminate.

Because the Policy is like traditional and universal life insurance, it provides a death benefit which is paid to your named Beneficiary. When (both of) the Insured(s) die(s), the death proceeds are paid to your Beneficiary which should be excludable from the gross income of the Beneficiary. The tax-free death proceeds make this an excellent way to accumulate money you do not think you will use in your lifetime. It is also a tax-efficient way to provide for those you leave behind. If you need access to your money, you can borrow from the Policy, make a total surrender or a partial withdrawal.

It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. The Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure any exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

State Variations

Any state variations in the Policy are covered in a special policy form for use in that state. This prospectus provides a general description of the Policy. Your actual policy and any endorsements or riders are the controlling documents. If you would like to review a copy of your policy and its endorsements and riders, if any, contact our Service Office.

2.   PURCHASES

Application for a Policy

In order to purchase a Policy, you must submit an application to us that requests information about (both of) the proposed Insured(s). In some cases, we will ask for additional information. We may request that the proposed Insured(s) provide us with medical records, a physician's statement or possibly require other medical tests.

Premiums

Before coverage begins under a Policy, the application and the premium must be in good order as determined by our administrative rules. You may receive a copy of a Policy before that time for examination but there will be no coverage. Each premium after the initial premium must be at least $10. All premiums must be paid at our Service Office. The Policy is not designed for professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers.

You can establish a schedule of planned premiums. We will send you billing notices for these premium payments. A failure to pay such a premium payment will not itself cause the Policy to lapse. However, at the end of the first Policy year, your total premium payments must be greater than or equal to the minimum initial annual premium amount as shown on the specifications page of your Policy.

Unscheduled Premiums

You can make additional unscheduled premium payments at any time while the Policy is in force. However, in order to preserve the favorable tax status of the Policy, we may limit the amount of the premiums and may return any premiums that exceed the limits stated under the Internal Revenue Code.

If MetLife Investors receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then MetLife Investors reserves the right to:

(1)  refuse that premium payment, or

(2)  require additional evidence of insurability before it accepts the premium.

Premiums can not be paid after the Insured attains age 100 with respect to the Single Life Policy, or after the younger Insured attains age 100 with respect to the Joint and Last Survivor Policy.

Lapse and Grace Period

During the first 5 Policy years, your Policy will not lapse if the Cash Surrender Value of your Policy is insufficient to pay for the monthly deductions when:

o the sum of all premiums paid on the Policy (reduced by any partial withdrawals and any outstanding loan balance) is at least equal to the sum of the No Lapse Annual Premiums for the elapsed months since the Issue Date.

The No Lapse Monthly Premium is one twelfth of the No Lapse Annual Premium, which can be found on the specifications page of your Policy. The No Lapse Monthly Premium may be modified if you change your Face Amount, make a change in the premium class of the Insured(s) within 5 years of the Issue Date, or if there is an addition or deletion of a rider.

Lapse will occur if:

o    the Cash Surrender Value is not sufficient to cover the monthly  deduction;
     and

o    a grace period expires without a sufficient premium payment.

When a Policy is about to terminate, the Policy provides a grace period in order for you to make a premium payment or a loan repayment to keep your Policy in force. The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Surrender Value is insufficient to meet the next monthly deduction. We will notify you and any assignee of record of the amount of additional premium that must be paid to keep the Policy from terminating. If we do not receive the required amount within the grace period, the Policy will lapse and terminate without Cash Value. If your Policy was issued in Florida, the Grace Period provisions may be different. Please refer to your Policy.

If the Insured with respect to the Single Life Policy (or Last Insured with respect to the Joint and Last Survivor Policy) dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

Reinstatement

If your Policy terminated at the end of a grace period, you can request that we reinstate it (restore your insurance coverage) anytime within 5 years after its termination. To reinstate your Policy you must:

o    submit a written request for reinstatement;

o submit proof satisfactory to us that the Insured is still insurable with respect to the Single Life Policy (or that both of the Insureds are still insurable with respect to the Joint and Last Survivor Policy) at the risk class that applies for the latest Face Amount portion then in effect (with respect to the Joint and Last Survivor Policy, if only one Insured is alive on the date the Policy lapsed, you need only submit proof for the living Insured);

o pay a Net Premium large enough to cover the monthly deductions that were due at the time of lapse and 2 times the monthly deduction due at the time of reinstatement; and

o pay an amount large enough to cover any loan interest due and unpaid at the time of lapse.

The reinstatement date is the date we approve the application for reinstatement. The Cash Value of your Policy on the reinstatement date is equal to:

o    the amount of any Policy loan reinstated;

o increased by the Net Premiums paid at reinstatement, any Policy loan paid at the time of reinstatement, and the amount of any surrender charge paid at the time of lapse;

o decreased by any monthly deductions and loan interest due and unpaid at the time of lapse.

Upon reinstatement:

o The Surrender Charge at the time of reinstatement will be the Surrender Charge in effect at the time of lapse. If only a portion of the coverage is reinstated then only the applicable portion of the Surrender Charge will be reinstated, and the Cash Value following reinstatement will be increased by the applicable portion of the Surrender Charge imposed at the time of lapse.

o Following reinstatement, the No-Lapse Period provision will again be applicable for 5 Policy years if sufficient premium is paid so that, as of the effective date of reinstatement, the sum of all premiums paid (reduced by any partial withdrawals and any outstanding loans), is greater than the No-Lapse Monthly Premiums multiplied by the number of elapsed months since the Issue Date.

The Policy may not be reinstated if it has been surrendered or if the Insured, with respect to the Single Life Policy, or an Insured who was living at the time of lapse with respect to the Joint and Last Survivor Policy, dies before the reinstatement date. If a Policy is to be reinstated, it must be done prior to the Insured's (with respect to the Single Life Policy), or the younger Insured's (with respect to the Joint and Last Survivor Policy), Attained Age 100. There will be a full monthly deduction for the Policy month which includes the reinstatement date.

Allocation of Premium

When we receive a premium from you, we deduct:

o    a Tax Charge for premium taxes and Federal taxes; and

o    a Sales Charge.

The premium less these charges is referred to as the Net Premium. Your Net Premium is allocated to the General Account or one or more of the Investment Funds, as selected by you.

When we issue you a Policy, we automatically allocate your initial Net Premium (and any other Net Premium received during the free look period) to the PIMCO Money Market Portfolio. Once the free look period expires, the Cash Value of your Policy is allocated to the General Account and/or the Investment Funds in accordance with your selections requested in the application. For any chosen allocation, the percentages must be in whole numbers and currently, our practice is to require that a minimum percentage of 1% of Net Premium be allocated. This allocation is not subject to the transfer fee provision.

Cash Value of Your Policy

The Cash Value equals the sum of the amounts in the General Account, the Investment Funds you have selected, and the Loan Account.

Please see your Policy for information regarding the method we use to determine the Cash Value of premium allocated to the General Account.

Method of Determining Cash Value of an Investment Fund

The value of your Policy will go up or down depending upon the investment performance of the Investment Fund(s) you choose and the charges and deductions made against your Policy.

The Cash Value of the Investment Funds is determined for each Valuation Period. When we apply your initial premium to an Investment Fund, the Cash Value equals the Net Premium allocated to the Investment Fund, minus the monthly deduction(s) due from the Issue Date through the Investment Start Date. Thereafter, on each Valuation Date, the Cash Value in an Investment Fund will equal:

(1) The Cash Value in the Investment Fund on the preceding Valuation Date, multiplied by the Investment Fund's Net Investment Factor (defined below) for the current Valuation Period; plus

(2) Any Net Premium payments received during the current Valuation Period which are allocated to the Investment Fund; plus

(3) Any loan repayments allocated to the Investment Fund during the current Valuation Period; plus

(4) Any amounts transferred to the Investment Fund from the General Account or from another Investment Fund during the current Valuation Period; plus

(5) That portion of the interest credited on outstanding loans which is allocated to the Investment Fund during the current Valuation Period; minus

(6) Any amounts transferred plus any transfer charges from the Investment Fund to the General Account, Loan Account, or to another Investment Fund during the current Valuation Period (including any transfer charges); minus

(7) Any partial withdrawals from the Investment Fund during the current Valuation Period; minus

(8) Any withdrawal due to a pro-rata surrender from the Investment Fund during the current Valuation Period; minus

(9) Any withdrawal transaction charge or surrender charges incurred during the current Valuation Period attributed to the Investment Fund in connection with a partial withdrawal or pro-rata surrender; minus

(10) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Investment Fund during the current Valuation Period to cover the Policy month which starts during that Valuation Period.

Net Investment Factor

The Net Investment Factor measures the investment performance of an Investment Fund during a Valuation Period. The Net Investment Factor for each Investment Fund for a Valuation Period is calculated as follows:

(1)  The value of the assets at the end of the preceding Valuation Period; plus

(2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

(3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

(4) Any amount charged against each Investment Fund for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by us to be properly attributable to the Investment Funds, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Investment Fund; minus

(5) The mortality and expense risk charge equal to a percentage of the average net assets for each day in the Valuation Period. This charge, for mortality and expense risks, is determined by the length of time the Policy has been in force. The current charge is as follows:

                Single Life Policy
               ---------------------

     Policy        Percentage of            Effective
     Years         Avg. Daily Net Assets    Annual Rate
    ----------    ----------------------   ----------------
      1-10               0.0015027               0.55%
      11-20              0.0012301               0.45%
      21+                0.0004107               0.15%

              Joint and Last Survivor Policy
              -------------------------------

     Policy        Percentage of            Effective
     Years         Avg. Daily Net Assets    Annual Rate
    ----------    ----------------------   ----------------
      1-10               0.0015027               0.55%
      11-20              0.0006841               0.25%
      21+                0.0001370               0.05%

The guaranteed charge is as follows:


                   Percentage of             Effective
     Years         Avg. Daily Net Assets     Annual Rate
    --------      ----------------------   ----------------
     1-10              .0015027%                0.55%
     11-20             .0012301%                0.45%
     21+               .0009572%                0.35%


     divided by

(6)  The value of the assets at the end of the preceding Valuation Period.


Our Right to Reject or Return a Premium Payment

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a Policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the Policy to return any premiums paid which we have determined will cause the Policy to fail as life insurance. We also have the right to make changes in the Policy or to make a distribution to the extent we determine this is necessary to continue to qualify the Policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums will cause your Policy to become a Modified Endowment Contract (MEC) we will contact you prior to applying the premium to your Policy. If you elect to have the premium applied, we require that you acknowledge in writing that you understand the tax consequences of a MEC before we will apply the premiums.

3.   INVESTMENT FUNDS

There are currently 16 Investment Funds available in connection with the Policy we are offering here. The Investment Funds are offered through one of three open-end, diversified management investment companies: (1) Met Investors Series Trust, (2) Metropolitan Series Fund, Inc. and (3) New England Zenith Fund.

Purchasers should read this prospectus carefully before investing. Copies of the prospectuses for the Investment Funds will accompany or precede the delivery of your Policy. You can obtain copies of the Fund prospectuses by calling or writing to us at: MetLife Investors Insurance Company, Service Office, P.O. Box 355, Warwick, RI 02887-0355, (877) 357-4419. Certain portfolios contained in the Fund prospectuses may not be available with your Policy. (See Appendix B which contains a summary of investment objectives and strategies for each Investment Fund.)

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Funds have the same investment advisers.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

The following is a list of the Investment Funds and investment managers available under the Policy:

MET INVESTORS SERIES TRUST (Class A)

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory Corp (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following Class A portfolios are available under the Policy:

         o   Janus Aggressive Growth Portfolio
         o   Lord Abbett Bond Debenture Portfolio
         o   Lord Abbett Growth and Income Portfolio
         o   MFS Research International Portfolio
         o   MFS Mid Cap Growth Portfolio
         o   Oppenheimer Capital Appreciation Portfolio
         o   PIMCO Innovation Portfolio
         o   PIMCO Total Return Portfolio
         o   PIMCO Money Market Portfolio
         o   Met/Putnam Research Portfolio
         o   Met/AIM Mid Cap Equity Portfolio
         o   Met/AIM Small Cap Growth Portfolio
         o   State Street Research Concentrated International Portfolio

METROPOLITAN SERIES FUND, INC. (Class A)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. Metropolitan Life Insurance Company is the sub-investment manager for MetLife Stock Index Portfolio. The following Class A portfolio is available under the Policy:

         o   MetLife Stock Index Portfolio

NEW ENGLAND ZENITH FUND (Class A)

New England Zenith Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser. MetLife Advisers has hired sub-advisers to make the day-to-day investment decisions. The following portfolios are available under the Policy:

         o Davis Venture Value Series
         o Harris Oakmark Mid Cap Value Series

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
Investment   Funds'   advisers,   distributors   and/or   affiliates   for   the
administrative, distribution and other services which we provide to the Funds.

Substitution and Limitations on Further Investments

We may, from time to time, add additional Investment Funds. You may be permitted to transfer Cash Value to the additional Investment Fund(s). However, the right to make any transfer will be limited by any terms and conditions in effect at the time of transfer.

We may substitute one or more of the Investment Funds you have selected with another Investment Fund. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an Investment Fund. We will give you notice of our intention to do this.

In addition, we may decide to operate the Separate Account as a management company under the Investment Company Act of 1940, deregister the Separate Account under that Act in the event registration is no longer required, combine the Separate Account with other separate accounts, or transfer Separate Account assets to other separate accounts.

Transfers

At your request, we will transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to and from the General Account (subject to restrictions). The minimum amount that can be transferred is the lesser of the minimum transfer amount (currently $500), or the total value in an Investment Fund or the General Account. You can make twelve transfers or partial withdrawals in a Policy year without charge. We currently charge a transfer fee of $25 for additional transfers in a Policy year.

The maximum amount you can transfer from the General Account in any Policy year is the greater of:

(a) 25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy year, or

(b) the previous Policy year's General Account maximum withdrawal amount, not to exceed the total Cash Surrender Value of the Policy.

Transfers resulting from Policy loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy year.

We have not designed this Policy or the underlying Investment Funds for use by professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers. If it appears that there is a pattern of exchanges that coincides with a "market timing" strategy and is disruptive to the Investment Funds, the transfer will be refused. Policies under common ownership or control may be aggregated for purposes of transfer limits. We will coordinate with the Fund managers to restrict the transfer privilege or reject any specific premium allocation request for any person, if, in the Investment Fund manager's judgment, the Investment Fund would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise potentially be adversely affected.

Although we currently intend to continue to permit transfers for the foreseeable future, the Policy provides that we may at any time revoke, modify, or limit the transfer privilege.

Dollar Cost Averaging

Dollar cost averaging is a program which enables you to allocate specified dollar amounts from the PIMCO Money Market Portfolio to other Investment Funds on a monthly basis. By allocating amounts on a monthly basis, you may be less susceptible to the impact of market fluctuations.

Dollar cost averaging may be selected by completing the proper forms. The minimum transfer amount is $100. The minimum amount that can be allocated to an Investment Fund is 5% of the amount transferred. You can elect to participate in this program at any time by properly completing the dollar cost averaging election form.

Dollar cost averaging will terminate when any of the following occurs:

1)   the value of the PIMCO Money Market Portfolio is completely depleted; or

2)   you request termination in writing.

There is no current charge for dollar cost averaging but we reserve the right to charge for this program in the future. Transfers made under dollar cost averaging do not count against the total of 12 transfers allowed without charge in a Policy year. Dollar cost averaging cannot be used simultaneously with the portfolio rebalancing program.

Portfolio Rebalancing

Over time, the funds in the General Account and the Investment Funds will accumulate at different rates as a result of different investment returns. You may direct us to automatically restore the balance of the Cash Value in the General Account and in the Investment Funds to the percentages determined in advance. There are two methods of rebalancing available -- periodic and variance.

Periodic Rebalancing. Under this option you elect a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the Investment Funds and/or General Account to reallocate the Cash Value according to the investment percentages you elected.

Variance Rebalancing. Under this option you elect a specific allocation percentage for the General Account and each Investment Fund. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific Investment Funds and/or the General Account from being rebalanced. On each Monthly Anniversary we will review the current balances to determine whether any Investment Fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage. If any Investment Fund is outside of the variance range, we will generate transfers to rebalance all of the specified Investment Funds and/or the General Account back to the predetermined percentages.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy year before a charge is applied.

You may elect either method of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in force Policy, or may cancel it, by submitting a change form acceptable to us.

We reserve the right to suspend portfolio rebalancing at any time on any class of policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy year in accordance with our administrative rules. Portfolio rebalancing cannot be used simultaneously with the dollar cost averaging program.

Approved Asset Allocation Programs

We recognize the value to certain Owners of having available, on a continuous basis, advice for the allocation of their money among the Investment Funds available under the Policy. Certain providers of these types of services have agreed to provide such services to Owners in accordance with our administrative rules regarding such programs.

We have made no independent investigation of these programs. We have only established that these programs are compatible with our administrative systems and rules.

Even though we permit the use of approved asset allocation programs, the Policy was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the Investment Funds, and should we become aware of such disruptive practices, we may modify the transfer privilege either on an individual or class basis.

If you participate in an Approved Asset Allocation Program, the transfers made under the program are not taken into account in determining any transaction charges.

4.   EXPENSES

There are charges and other expenses associated with the Policy that reduce the return on your investment in the Policy. The charges and expenses are:

Tax Charges

There are charges for Federal taxes, and state and local premium taxes which are deducted from each premium payment. The Federal tax charge is currently 1.3% of each premium. We also deduct a premium tax charge to pay the state and local premium taxes. We deduct an amount equal to 2% of premium payments which may be lower in certain circumstances to cover this premium tax. If the tax rates change, we may change the amount of the deduction to cover the new rate.

Sales Charge

A sales charge will be deducted from each premium payment to partially compensate us for expenses incurred in distributing the Policy and any additional benefits provided by riders. We currently intend to deduct a sales charge determined according to the following schedule:

   Policy Years 1 -10: 5% of the actual premium you pay


   Policy Years 11+:   2% of the actual premium you pay

The Sales Charge is guaranteed not to exceed the following:

(1) in the first Policy year,15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

(2) in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

(3) in the 11th Policy year and later, 2% of the actual premium you pay.

For Policies issued in the state of Oregon, the current sales charge amounts shown above are increased by 2%. The guaranteed sales charge varies for Policies issued in Texas. As of the date of this prospectus, the current sales charge for Texas Policies is the same as the current sales charge shown above.

The expenses covered by the sales charge include agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. Where Policies are issued to Insureds with higher mortality risks or to Insureds who have selected additional insurance benefits, a portion of the amount deducted for the sales charge is used to pay distribution expenses and other costs associated with these additional coverages.

To the extent that sales expenses are not recovered from the sales charge and the surrender charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

Monthly Deduction

The monthly deduction is:

1. The selection and issue expense charge multiplied by the Face Amount and divided by 1,000; plus
2.  The monthly policy charge; plus
3.  The monthly cost of insurance charge; plus
4.  The monthly cost, if any, for any additional benefit riders.

The monthly deduction for a Policy month will be allocated among the General Account and the Investment Funds in the same proportion that the value in the General Account and the value in each Investment fund bears to the total Cash Value of the Policy, minus the value in the Loan Account on the Monthly Anniversary.

Selection and Issue Expense Charge

During the first ten Policy years, and for the Single Life Policy, for the first ten Policy years following any increase in Face Amount, we generally assess a monthly selection and issue expense charge to cover the costs associated with the underwriting and issue of the Policy and, for the Single Life Policy, of Face Amount increases. The monthly charge per $1,000 of Face Amount ranges from approximately 4 cents to one dollar, and varies by Issue Age, risk class, and (except on unisex Policies) sex of the Insured(s). For Policies issued in Texas, the guaranteed selection and issue expense charge is level for the life of the Policy to ensure compliance with the Texas non-forfeiture laws.

Monthly Policy Charge

We deduct a monthly policy charge on the Investment Start Date and each Monthly Anniversary date. The charge is equal to $25 per Policy month for the first Policy year. Thereafter, it is $6 per Policy month guaranteed not to increase while the Policy is in force.

The charge reimburses us for expenses incurred in the administration of the Policies. Such expenses include: confirmations, annual reports and account statements, maintenance of Policy records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policyowner servicing and all accounting, valuation, regulatory and updating requirements.

For Policies issued in Texas, the selection and issue expense charge and monthly policy charge together cannot exceed $10 per month after the Insured attains age 100.

Monthly Cost of Insurance Charge

This charge compensates us for the insurance coverage we provide in the month following the charge. The monthly cost of insurance charge for each Policy month equals the total of the insurance risk charges for the Policy month for each Face Amount portion then in effect.

The monthly cost of insurance charge is deducted on each Monthly Anniversary for the following Policy month. The monthly cost of insurance charge is determined in a manner that reflects the anticipated mortality of the Insured with respect to the Single Life Policy (or of both Insureds with respect to the Joint and Last Survivor Policy) and the fact that the death benefit is not payable until the death of the Insured with respect to the Single Life Policy (or of the Last Insured with respect to the Joint and Last Survivor Policy). Because the monthly cost of insurance charge depends upon a number of variables, the charge will vary for each Policy month. We will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates (divided by 1,000) by the net amount at risk (defined below) for each Policy month.

The monthly cost of insurance rates are determined at the beginning of each Policy year for the initial Face Amount (and, for the Single Life Policy, each increase in Face Amount). The rates will be based on the Attained Age, duration (from the effective date of the initial Face Amount and, for the Single Life Policy, each increase in Face Amount), rate class, and (except for unisex policies) sex of the Insured(s) at issue. The monthly cost of insurance rates generally increases as the Insured(s)' Attained Age(s) increases.

The rate class of the Insured(s) also will affect the cost of insurance rate. For the initial Face Amount, we will use the rate class on the Issue Date. For each increase in Face Amount for a Single Life Policy, we will use the rate class applicable to the increase. If the death benefit equals a percentage of Cash Value, an increase in Cash Value will cause an automatic increase in the death benefit. The rate class for such an increase for the Joint and Last Survivor Policy will be the same as that used for the initial Face Amount. The rate class for such an increase for the Single Life Policy will be the initial Face Amount or, if later, the most recent increase (excluding any riders) that required proof that the Insured was still insurable by our standards.

We currently place Insured(s) into a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk.

Actual monthly cost of insurance rates may change, and the actual monthly cost of insurance charge will be determined by us based on our expectations as to future mortality experience. However, the actual monthly cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For Policies which are not in a substandard rate class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/non-smoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG for sex distinct policies and policies issued in qualified pension plans; and 1980 CSO Tables NA and SA for unisex policies issued in compliance with Montana law). All Policies are based on the Attained Ages of the Insured(s). Higher rates apply if the (either) Insured is determined to be in a substandard risk class.

In two otherwise identical policies, an Insured in the preferred rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class is also divided into two categories: smokers and nonsmokers. Non-smoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. (Insureds under Attained Age 20 are automatically assigned to the non-smoker rate class.)

The net amount at risk for a Policy month is:

(1) the death benefit at the beginning of the Policy month divided by 1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%); less

(2) the Cash Value at the beginning of the Policy month, before the deduction of the monthly cost of insurance.

In calculating the monthly cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

If the Policy is in force beyond the Insured's Attained Age 100 with respect to the Single Life Policy (or the younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), no deductions will be made for monthly cost of insurance charges.

Charges for Additional Benefit Riders

The amount of the charge, if any, each Policy month for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

Mortality and Expense Risk Charge

We will deduct a daily charge from the Investment Funds. The amount of the deduction is determined as a percentage of the average daily net assets of each Investment Fund. The current daily deduction percentages, and the equivalent effective annual rates, are:

Single Life Policy
-----------------------------------------------
                        Daily
      Policy            Charge              Annual
      Years             Factor              Equivalent
     --------          -----------          -----------
      1-10              .0015027%              0.55%
      11-20             .0012301%              0.45%
      21+               .0004107%              0.15%


Joint and Last Survivor Policy
-----------------------------------------------

                        Daily
      Policy            Charge              Annual
      Years             Factor              Equivalent
     --------          -----------          -----------
      1-10              .0015027%              0.55%
      11-20             .0006841%              0.25%
      21+               .0001370%              0.05%

For both the Single Life Policy and the Joint and Last Survivor Policy, this deduction is guaranteed not to increase above the following amounts while the Policy is in force:

                        Daily
                        Charge              Annual
      Years             Factor              Equivalent
     --------          -----------          -----------
      1-10              .0015027%              0.55%
      11-20             .0012301%              0.45%
      21+               .0009572%              0.35%


This risk charge compensates us for assuming the mortality and expense risks under the Policy. The mortality risk assumed by us is that the Insureds, as a group, may not live as long as expected. The expense risk assumed by us is that actual expenses may be greater than those assumed. We expect to profit from this charge.

Surrender Charge

For up to 10 years after the Issue Date and, for the Single Life Policy, the effective date of an increase in Face Amount, we will impose a contingent deferred sales charge, also referred to as a surrender charge, when the following occur:

o    upon surrender or lapse of the Policy;

o    upon a partial withdrawal;

o    upon a Pro-Rata Surrender; or

o    upon a decrease in Face Amount.

The amount of the charge assessed will depend upon a number of factors, including the type of event (a full surrender, lapse, or partial withdrawal), the amount of any premium payments made under the Policy prior to the event, and the number of Policy years having elapsed since the Policy was issued.

The surrender charge compensates us for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the prospectus and sales literature.

The maximum surrender charge percentage is shown in the following table.

  If surrender or lapse           The percentage of
  occurs in the last              the annual Target
  month of Policy year:           Premium payable is:
 ------------------------------  ----------------------------
          1 through 5                         45%
               6                              40%
               7                              30%
               8                              20%
               9                              10%
         10 and later                         0%

The Target Premium (on which we base the surrender charge) is shown in your Policy. As shown above, the maximum surrender charge is 45% of the annual Target Premium payable.

It is our current practice to reduce the above percentages equally for each Policy month during the years shown. For example, during the seventh year, the percentage is reduced equally each month from 40% at the end of the sixth year to 30% at the end of the seventh year. This table may be modified if required by law or regulation of the governing jurisdiction.

A surrender charge will apply when there is a decrease in Face Amount for up to 10 years from the Policy's Issue Date and, for the Single Life Policy, for up to 10 years following the effective date of an increase in Face Amount. A partial withdrawal may cause a decrease in Face Amount and therefore, we may deduct a surrender charge. If the Face Amount is decreased by some fraction of any previous increases in Face Amount and/or the Face Amount at issue, the surrender charge deducted will be the previously defined surrender charge multiplied by the fraction. The Surrender Charge for any increase in Face Amount is the Target Annual Premium for that increase multiplied by the applicable Surrender Charge. The amount of the surrender charge deducted upon a partial withdrawal or Pro-Rata Surrender will depend on the amount of Face Amount reduction caused by the surrenders. The fraction will be determined by dividing the amount of the withdrawal by the Cash Value before the withdrawal and multiplying the result by the surrender charge. Immediately after a withdrawal, the Policy's remaining surrender charge will equal the amount of the surrender charge immediately before the withdrawal less the amount deducted in connection with the withdrawal.

The Surrender Charge will be allocated among the General Account and the Investment Funds in the same proportion that the value in the General Account and the value in each Investment Fund bears to the total Cash Value of the Policy minus the value in the Loan Account.

Transaction Charges

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy year. We will impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals and Pro-Rata Surrenders will result in the imposition of the applicable surrender charge.

Projection of Benefits and Values Charge

You may make a written request to us for a projection of illustrative future Cash Values and death benefits. If requested more than once per Policy year, this projection will be furnished to you for a nominal fee not to exceed $25.

Investment Fund Expenses

The expenses of the Investment Funds are shown in the Summary.

The value of the net assets of the Investment Funds will reflect the investment advisory fee and other expenses incurred by the underlying investment companies.

The Investment Fund expenses are collected from the underlying Investment Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Cash Value. Expenses of the Funds are not fixed or specified under the terms of the Policy, and actual expenses may vary. These underlying Investment Fund expenses are taken into consideration in computing each Investment Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Investment Fund. The information relating to the Investment Fund expenses was provided by the Investment Funds and was not independently verified by us. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

5.   DEATH BENEFIT

The amount of the death benefit depends on the total Face Amount, the Cash Value of your Policy on the date of death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) and the death benefit option (Option A, Option B, or Option C) in effect at that time. The actual amount we will pay the Beneficiary will be reduced by any Indebtedness, cost of insurance and any other charges that may be due.

The initial Face Amount and the death benefit option in effect on the Issue Date are shown on the specifications page of your Policy.

Option A. The amount of the death benefit under Option A is the greater of:

o    the Face Amount; or

o the Cash Value of your Policy on the date of death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Cash Value Table For Insureds Less than Age 100" with respect to the Single Life Policy and, with respect to the Joint and Last Survivor Policy, in the "Applicable Percentage of Cash Value Table For Younger Insureds Less than Age 100", shown below.

Option B. The amount of the death benefit under Option B is the greater of:

o the Face Amount plus the Cash Value of your Policy on the date of death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy); or

o the Cash Value of your Policy on the date of death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Cash Value Table For Insureds Less than Age 100", with respect to the Single Life Policy and, with respect to the Joint and Last Survivor Policy, in the "Applicable Percentage of Cash Value Table For Younger Insureds Less than Age 100", shown below.


                Single Life Policy
     -----------------------------------------------
       Applicable Percentage of Cash Value Table
           For Insureds Less Than Age 100

    Insured                       Policy Cash Value
    Person's Age                  Multiple Percentage
   ---------------------         ----------------------

         40 or under                        250%
             45                             215%
             50                             185%
             55                             150%
             60                             130%
             65                             120%
             70                             115%
          78 to 90                          105%
          95 to 99                          101%


          Joint and Last Survivor Policy
          ------------------------------
    Applicable Percentage of Cash Value Table
      For Younger Insureds Less Than Age 100

    Younger Insured              Policy Cash Value
    Person's Age                 Multiple Percentage
   ---------------------         --------------------------

         40 or under                        250%
             45                             215%
             50                             185%
             55                             150%
             60                             130%
             65                             120%
             70                             115%
          78 to 90                          105%
          95 to 99                          101%

For ages that are not shown in this table the applicable percentage multiples will decrease by a ratable portion for each full year.

Option C. The amount of the death benefit under Option C is the greater of:

o    the Face Amount; or

o the Cash Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable factor from the Table of Attained Age Factors shown in your Policy.

If your Policy is in force after the Insured's Attained Age is 100 with respect to the Single Life Policy (or after the Younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), then the Death Benefit will be 101% of the Policy's Cash Value unless the state where your Policy was issued provides otherwise.

Change of Death Benefit

If the Policy was issued with either death benefit Option A or death benefit Option B, the death benefit option may be changed unless your Policy was issued in Florida. A Policy issued under death benefit Option C may not be changed for the entire lifetime of the Policy. Similarly, a Policy issued under either death benefit Option A or B may not change to death benefit Option C for the lifetime of the Policy. A request for change must be made to us in writing. The Effective Date of such a change will be the Monthly Anniversary on or following the date we receive the change request.

A death benefit Option A Policy may be changed to have death benefit Option B. The Face Amount will be decreased to equal the death benefit less the Cash Value on the Effective Date of the change. Satisfactory evidence of insurability as of the date of the change must be submitted to us in connection with a request for a change from death benefit Option A to death benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face
Amount. A Surrender Charge will apply to any decrease in Face Amount. (See "Expenses.")

A death benefit Option B Policy may be changed to have death benefit Option A. The Face Amount will be increased to equal the death benefit on the Effective Date of the change.

You may make a change in death benefit option only after the first Policy year, and only if you have not made another Policy change during the Policy year. A change in death benefit option may have Federal income tax consequences.

Change in Face Amount

Subject to certain limitations set forth below, you may decrease (or increase with respect to the Single Life Policy) the Face Amount of a Policy once each Policy year after the first Policy year if you have not made another Policy change during the Policy year. A written request is required for a change in the Face Amount. A change in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect your cost of insurance charge. A change in the Face Amount of a Policy may have Federal income tax consequences.

Any change in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by us. The amount of a requested decrease must be at least $5,000 ($2,000 for Policies issued in qualified pension plans) and the Face Amount remaining in force after any requested decrease may not be less than the minimum Face Amount. The decrease for the Single Life Policy will reduce the Face Amount as follows: (a) the Face Amount provided by the most recent increase; (b) Face Amounts provided by the next most recent increases, successively; and (c) the Face Amount when the Policy was issued. A Surrender Charge will apply to any decrease in Face Amount. (See "Expenses.") If you decrease the Face Amount and the Policy does not comply with the maximum premium limitations required by Federal tax law, the decrease may be limited or the Cash Value may be returned to you (at your election), to the extent necessary to meet these requirements.

With respect to the Single Life Policy, if you want to increase the Face Amount, you must submit proof that the Insured is insurable by our standards on the date the requested increase is submitted and the Insured must have an Attained Age not greater than age 80 on the Policy anniversary that the increase will become effective. An increase must be for at least $5,000.

6.   TAXES

NOTE: We have prepared the following information on Federal income taxes as a general discussion of the subject. It is not intended as tax advice to anyone. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in Part II.

Life Insurance in General

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code for life insurance. Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance Policy until you take the money out.

Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the Insured with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the death of the Last Insured). However, estate taxes may apply.

Taking Money Out of Your Policy

You, as the Owner, will not be taxed on increases in the value of your Policy until a distribution or a deemed distribution occurs either as a surrender or as a loan. If your Policy is a MEC, any loans or surrenders from the Policy will be treated as first coming from earnings and then from your investment in the Policy. Consequently, these earnings are included in taxable income.

The Internal Revenue Code (Code) also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or (3) in a series of substantially equal payments made annually (or more frequently) for the life (or life expectancy) of the taxpayer.

If your Policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the Policy and to that extent will not be included in taxable income. Furthermore any loan will be treated as Indebtedness under the Policy and not as a taxable distribution. See "Federal Tax Status" in Part II for more details.

Diversification and Investor Control

The Code provides that the underlying investments for a variable life insurance policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the Investment Funds are being managed so as to comply with such requirements.

Under current Federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the Investment Funds. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent Owners are permitted to select Investment Funds, to make transfers among the Investment Funds or the number and type of Investment Funds Owners may select from. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Policy, could be treated as the owner of the Investment Funds. Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

7.   ACCESS TO YOUR MONEY

Policy Loans

We will loan money to you at the loan interest rate we establish. The request by you for a loan must be in writing.

You may borrow an amount up to the loan value of the Policy. The loan value is:

o    the Cash Value of the Policy at the date of the loan request; less

o    interest to the next loan interest due date; less

o    anticipated monthly deductions to the next loan interest due date; less

o    any existing loan; less

o    any surrender charge; plus

o interest expected to be earned on the loan balance to the next loan interest due date.

The minimum amount that you can borrow is $500 (in some states this amount may be less). The loan may be completely or partially repaid at any time while the Insured is living with respect to the Single Life Policy, or, with respect to the Joint and Last Survivor Policy, while either Insured is living. When a Policy loan is made, we will deduct Cash Value from your Policy equal to the amount of the loan, plus interest due and place it in the Loan Subaccount as security for the loan. This Cash Value amount is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy loan ("the borrowing rate"). The Cash Value that we use as security will accrue interest daily at an annual earnings rate of 4%.

Unless the Owner requests a different allocation, the Cash Value amount used as security for the loan will be transferred from the Investment Funds and the General Account on a pro-rata basis to the Loan Account. This will reduce the Policy's Cash Value in the General Account and the Investment Fund(s). These transactions will not be considered transfers for purposes of the limitations on transfers between Investment Funds or to or from the General Account.

A Policy loan, whether or not repaid, will have a permanent effect on the death benefits and Policy values because the values transferred to the Loan Account will not share in the investment results of the Investment Funds while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Investment Funds and/or the General Account, the values and benefits under the Policy will be reduced as a result of the loan. In addition, if the Indebtedness exceeds the Cash Value minus the surrender charge on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (See "Purchases -- Lapse and Grace Period".) A lapse of the Policy with a loan outstanding may have Federal income tax consequences (see "Federal Tax Status").

Interest credited to the Cash Value held in the Loan Subaccount as security for the loan will be allocated on Policy anniversaries to the General Account and the Investment Funds. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

Policy  loans  may have  Federal  income  tax  consequences  (see  "Federal  Tax
Status").

Loan Interest Charged

The borrowing rate we charge for Policy loan interest will be based on the following schedule:

       For Loans                            Annual
       Outstanding During                   Interest Rate
      --------------------------           -----------------
       Policy Years 1-10                       4.50%
       Policy Years 11-20                      4.25%
       Policy Years 21+                        4.15%

We will inform you of the current borrowing rate when a Policy loan is requested.

Policy loan interest is due and payable annually on each Policy anniversary. However, if the Policy is terminated, the loan is repaid in full, or the loan plus loan interest accrued exceeds the Cash Surrender Value, accrued loan interest will be due at that time. If you do not pay the interest when it is due, the unpaid loan interest will be deducted from the General Account and the Investment Funds on a pro-rata basis and added to the outstanding Indebtedness in the Loan Account as of the due date. You will be charged interest at the same rate as the rest of the Indebtedness. Loan interest is payable in arrears.

Security

The Policy will be the only security for the loan.

Repaying Policy Debt

You may repay the loan at any time prior to the death of the Insured with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the death of the Last Insured) and as long as the Policy is in force. Any Indebtedness outstanding will be deducted before any benefit proceeds are paid or applied under a payment option.

Repayments will be allocated to the General Account and the Investment Funds based on how the Cash Value used for security was allocated. Unpaid loans and loan interest will be deducted from any settlement of your Policy.

Any payments received from you will be applied as premiums, unless you clearly request in writing that it be used as repayment of Indebtedness.

Partial Withdrawals

After the first Policy year, upon written request to us, you may make partial withdrawals from the Policy's Cash Surrender Value. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal after 12, we impose a $25 fee. A partial withdrawal may be subject to a surrender charge and have Federal income tax consequences.

The minimum amount of a partial withdrawal request, net of any applicable fees and surrender charges, is the lesser of:

a)   $500 from an Investment Fund or the General Account; or

b)   the Policy's Cash Value in an Investment Fund or the General Account.

For Policies issued in Idaho, there are no minimum amount requirements for partial withdrawals from the General Account.

Partial withdrawals made during a Policy year are subject to the following limitations. The maximum amount that may be withdrawn from an Investment Fund each Policy year is the Policy's Cash Value net of any applicable surrender charges and fees in that Investment Fund. The total partial withdrawals and transfers from the General Account over the Policy year may not exceed a maximum amount equal to the greater of the following:

(1) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy year; or

(2)  the previous Policy year's maximum amount.

You may allocate the amount withdrawn plus any applicable surrender charges and fees, subject to the above conditions, among the Investment Funds and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Cash Value in each Investment Fund and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date of the partial withdrawal. If the limitations on withdrawals from the General Account will not permit this pro-rata allocation, you will be requested to provide an alternate allocation.

No amount may be withdrawn that would result in there being insufficient Cash Value to meet any surrender charge and applicable fees that would be payable immediately following the withdrawal upon the surrender of the remaining Cash Value.

The death benefit will be affected by a partial withdrawal, unless the withdrawal is made under the terms of an anniversary partial withdrawal rider. If death benefit Option A or death benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the applicable surrender charge. The Surrender Charge will be allocated among the General Account and the Investment Funds in the same proportion that the partial withdrawal was allocated among the General Account and the Investment Funds. If the death benefit is based on a percentage of the Cash Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal plus the applicable surrender charge and fees exceeds the difference between the death benefit and the Face Amount. For the Single Life Policy, the Face Amount will be decreased in the following order: (1) the Face Amount at issue, excluding riders; and (2) any increases in the same order in which they were issued. If death benefit Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal (excluding riders) may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. We may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

Pro-Rata Surrender

After the first Policy year, upon written request to us, you can make a Pro-Rata Surrender of the Policy. The Pro-Rata Surrender will reduce the Face Amount and the Cash Value by a percentage chosen by you. This percentage must be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. The percentage will be applied to the Face Amount and the Cash Value on the Monthly Anniversary on or following our receipt of the request. For the Single Life Policy, the decrease will reduce the Face Amount in the following order: (a) the Face Amount provided by the most recent increase; (b) Face Amounts provided by the next most recent increases, successively; and (c) the Face Amount when the Policy was issued.

You may allocate the amount of decrease in Cash Value plus any applicable surrender charge and fees among the Investment Funds and the General Account. If no allocation is specified, then the decrease in Cash Value and any applicable surrender charge and fees will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Cash Value in each Investment Fund and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender cannot be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to you for the amount of Cash Value reduction less any applicable surrender charges and fees.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy.

Full Surrenders

To effect a full surrender, either the Policy must be returned to us along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from us. Upon surrender, we will pay the Cash Surrender Value to you in a single sum. We will determine the Cash Surrender Value as of the date that we receive your written request at our Service Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Insured (or, with respect to the Joint and Last Survivor Policy, the Last Insured) must be living at the time of a surrender. A surrender may have Federal income tax consequences. See "Federal Tax Status." If you surrender the Policy within the first few years after its purchase or, for the Single Life Policy, within the first few years after an increase in Face Amount, there may be little or no Cash Surrender Value after the deduction of Surrender Charges.


8.   OTHER INFORMATION

The General Account

We own the assets in our General Account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the General Account's assets.

While your  Policy  provides  for  limitations  on  allocations  to the  General
Account,  our  current  practice  is not to  limit  allocations  to the  General
Account.

We have not registered the General Account or any interests therein with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the General Account.

MetLife Investors

MetLife Investors Insurance Company (MetLife Investors or the Company) was incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased MetLife Investors which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of General American Life. MetLife, headquartered in New York City since 1868, is a leading provider of insurance and financial products and services to individual and group customers. We changed our name to MetLife Investors Insurance Company on February 12, 2001. In certain states the new name may not yet be approved. In those states, we will continue to use Cova Financial Services Life Insurance Company until our new name is approved.

We are licensed to do business in the District of Columbia and all states except California, Maine, New Hampshire, New York, and Vermont.

Distribution

MetLife Investors Distribution Company, 22 Corporate Plaza Drive, Newport Beach, California 92660 acts as the distributor of the Policies. MetLife Investors Distribution Company is our affiliate.

We pay sales commissions for the sale of the Policies. Currently, broker-dealers will be paid first-year commissions equal up to 90% of a multiple of Target Premiums and 3.0% of a multiple of excess Target Premiums paid in Policy year 1. In renewal years, the commissions will equal up to 3.0% of premiums paid in Policy years 2-10 and 2.0% in Policy years 11 and beyond. Commissions payable to registered representatives of a broker-dealer having a selling agreement with MetLife Investors Distribution Company, and/or to registered representatives of a broker-dealer having a selling agreement with these broker-dealers, may be paid to such broker-dealers on behalf of their registered representatives; these broker-dealers may retain a portion of the commissions. In some circumstances and to the extent permitted by applicable regulatory requirements, MetLife Investors Distribution Company may also reimburse certain sales and marketing expenses or pay other forms of special compensation to selling broker-dealers. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to owners or the Separate Account.

We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

The Separate Account

We established a separate account, MetLife Investors Variable Life Account One (formerly, Cova Variable Life Account One) (Separate Account), to hold certain of the assets that underlie the Policies. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from those assets are credited to or against the Policies and not against any other policies we may issue.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers from the Separate Account for any period when:

1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2) trading on the New York Stock Exchange is restricted as determined by the SEC;

3) an emergency exists as determined by the SEC as a result of which disposal of shares of the Investment Funds is not reasonably practicable or we cannot reasonably value the shares of the Investment Funds;

4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the General Account for not more than 6 months. If we defer payment for 30 days or more, we will pay interest at the rate of 2.50% per year for the period of deferment. No payment from the General Account to pay premiums on the Policy will be deferred.

Ownership

Owner. The Insured is the Owner of the Single Life Policy (and the Insureds jointly are the Owner of the Joint and Last Survivor Policy) unless another person or entity is shown as the Owner in the application. The Owner is entitled to all rights provided by the Policy. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured with respect to the Single Life Policy (or with respect to the Joint and Last Survivor Policy, is not one or both of the Insureds), the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die.

Beneficiary. The Beneficiary is the person(s) or entity you name to receive any death proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. You can name a contingent Beneficiary prior to the death of the Insured with respect to the Single Life Policy (or, the death of the Last Insured, with respect to the Joint and Last Survivor Policy). Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Insured dies with respect to the Single Life Policy or, before the Last Insured dies, with respect to the Joint and Last Survivor Policy. If there is an irrevocable Beneficiary, all Policy changes except premium allocations and transfers require the consent of the Beneficiary.

Primary and contingent Beneficiaries are as named in the application, unless you make a change. To change a Beneficiary, you must submit a written request to us. We may require the Policy to record the change. The request will take effect when signed, subject to any action we may take before receiving it. If you are also the Beneficiary at the time of the Insured's death, you may designate some other person to receive the proceeds of the Policy within 60 days after the Insured's death.

One or more irrevocable Beneficiaries may be named.

If a Beneficiary is a minor, we will make payment to the guardian of his or her estate. We may require proof of age of any Beneficiary.

Proceeds payable to a Beneficiary will be free from the claims of creditors, to the extent allowed by law.

Assignment. You can assign the Policy. A copy of any assignment must be filed with our Service Office. We are not responsible for the validity of any assignment. If you assign the Policy, your rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments we may make or actions we may take before such assignment has been recorded at our Service Office. This may be a taxable event. You should consult a tax adviser if you wish to assign the Policy.

Adjustment of Charges

The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other groups or sponsored arrangements purchasing one or more policies, we may waive or adjust the amount of the sales charge, contingent deferred sales charge, monthly administrative charge, or other charges where the expenses associated with the sale of the Policy or policies or the underwriting or other administrative costs associated with the Policy or policies warrant an adjustment.

Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the initial premium payment or payments; or from the amount of projected premium payments. We will determine in our discretion if, and in what amount, an adjustment is appropriate. We may modify the criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any owner.

PART II

Executive Officers and Directors

Our directors and executive officers and their principal occupations for the past 5 years are as follows:

Name of Directors
and Executive Officers       Principal Occupations During the Past Five Years
--------------------------   ------------------------------------------------


James A. Shepherdson III     Co-Chairman of the Board, Co-Chief Executive Officer,
                             Co-President and Director of MetLife Investors Insurance
                             Company (MetLife Investors), MetLife Investors Insurance Company
                             of California (MetLife Investors of California) and First
                             MetLife Investors Insurance Company (First MetLife Investors)
                             since April, 2000.  Co-Chairman of the Board, Co-Chief
                             Executive Officer, Co-President and Director of MetLife
                             Investors USA Insurance Company (MetLife Investors USA)
                             since June, 2001.  Co-Chief Executive Officer, Equitable
                             Distributors, Inc. - April, 1996 to April, 2000; Chief
                             Operating Officer, McGuinness Companies and Chief Operating
                             Officer, Endeavor Group - September, 1978 to March 1996.

Gregory P. Brakovich         Co-Chairman of the Board, Co-Chief Executive Officer,
                             Co-President and Director of MetLife Investors, MetLife
                             Investors of California and First MetLife Investors
                             since April, 2000. Co-Chairman of the Board,
                             Co-Chief Executive Officer, Co-President and
                             Director of MetLife Investors USA since June, 2001.
                             Director, Equitable Distributors Inc. - March, 1996
                             to April, 2000; Consultant/Managing Director,
                             Bankers Trust Co. - June, 1993 to March 1996.

Philip D. Meserve            Senior Executive Vice President, Strategic Markets of
                             MetLife Investors, MetLife Investors of California and
                             First MetLife Investors since May, 2000.  Director of MetLife
                             Investors and MetLife Investors of California since May, 2000.
                             Senior Executive Vice President, Strategic Markets and Director
                             of MetLife Investors USA since June, 2001.  Managing Director,
                             Salomon CitiAsset Management - January, 2000 to May, 2000.
                             President, Pilgrim Baxter & Associates - April, 1998 to
                             December, 1998.  President, Zurich Kemper Life - May, 1997
                             to April, 1998.  Managing Director, Equitable Distributors
                             Inc. - May, 1996 to April, 1997.  National Sales, Bankers
                             Trust - April, 1995 to May, 1996.

Robert Mark Brandenberger    Executive Vice President and Chief Financial Officer of
                             MetLife Investors, MetLife Investors of California, First
                             MetLife Investors and MetLife Investors USA since June,
                             2000. Director, First MetLife investors since June,
                             2000. Vice President, Equitable Distributors, Inc.
                             - October, 1996 - June, 2000. Manager - Fund
                             Accounting, Pacific Investment Management Company -
                             July, 1993 to September, 1996.

Kenneth Jaffe                Executive Vice President, Chief Information Officer of MetLife
                             Investors, MetLife Investors of California, First MetLife
                             Investors and MetLife Investors USA since 2000.  Senior
                             Vice President, Equitable Distributors, Inc. from 1996 to
                             2000.  Product Manager, PIMCO Advisors from 1992 to 1996.

Richard C. Pearson           Executive Vice President, General Counsel, Secretary and
                             Director of MetLife Investors, MetLife Investors of California,
                             First MetLife Investors and MetLife Investors USA since 2001.
                             Executive Vice President, General Counsel and Secretary of
                             First MetLife Investors since 2001.  President & General
                             Counsel, Security First Group, Inc. (now known as MetLife
                             Investors Group, Inc.) from 1983 to present.

Brian A. Kroll               Executive Vice President, Chief Actuary, Product Management
                             of MetLife Investors, MetLife Investors of California, First
                             MetLife Investors and MetLife Investors USA - June, 2000 to
                             present.  Director, First MetLife Investors - June, 2000 to present.

Cheryl J. Finney             Senior Vice President, Associate General Counsel, Chief Compliance
                             Counsel and Assistant Secretary of MetLife Investors, MetLife
                             Investors of California, First MetLife Investors and MetLife
                             Investors USA since 2001.  Vice President and Associate
                             General Counsel, Security First Group, Inc. (now known as
                             MetLife Investors Group, Inc.) from 1996 to 2001.  Counsel,
                             Transamerica from 1996 to 2001.  Contract Attorney, Alterna
                             Staff - 1995 to 1996.

Constance A. Doern           Senior Vice President, Policyholder Administration, MetLife
                             Investors, MetLife Investors of California, First MetLife
                             Investors and MetLife Investors USA since January, 2000.
                             Vice President, Cova Life Administration - January, 1998
                             to December, 1999.  Vice President of J&H/KVI - April, 1989 to
                             December, 1997.

Louis M. Weisz               Vice President, Appointed Actuary of MetLife Investors,
                             MetLife Investors of California, First MetLife Investors
                             and MetLife Investors USA since January, 2000. Second Vice
                             President, Actuary, New England Financial since 1996.

Mary Ann Brown               Director, MetLife Investors, MetLife Investors of
                             California and MetLife Investors USA since January, 2000.
                             Senior Vice President, Metropolitan Life Insurance
                             Company - 1998 to present. Director, Executive Vice President,
                             SwissRe - 1996 to 1998. Principal, Tillinghast/Towers Perrin,
                             1983 - 1996.

David Y. Rogers              Director, MetLife Investors, MetLife Investors of California and
                             MetLife Investors USA since January, 2000.  Director, Nathan &
                             Lewis, July, 2001 to present; Director, Security First Group,
                             Security First Life Insurance Company and Texas Life Insurance
                             Company - March, 1999 to present; Senior Vice President, MetLife
                             Insurance Company - January, 1999 to present; Chief Financial
                             Officer, New England Life Insurance Company - January, 1999 to
                             present; Treasurer, New England Pension & Annuity Company -
                             January, 1999 to present; Director, Omega Reinsurance Company -
                             January, 1999 to present; Principal, PricewaterhouseCoopers LLP -
                             September, 1987 - January, 1999.

Peter M. Schwarz             Director, MetLife Investors, MetLife Investors of
                             California and MetLife Investors USA - January, 2000
                             to present. Vice President, Metropolitan Life Insurance
                             Company - May, 1996 to present. Vice President, United
                             HealthCare - May, 1995 to May, 1996.

Michael Fanning              Director, MetLife Investors, MetLife Investors of California
                             and MetLife Investors USA - January, 2000 to present.
                             Vice-President, MetLife Boston - March, 1998 to present;
                             President, Washington Square SCC - March, 1993 to March, 1998.

Susan Ann Buffum             Director, MetLife Investors, MetLife Investors of California
                             and MetLife Investors USA since December, 2001. FA, Managing
                             Director, Portfolio Management Unit, MetLife Investors
                             Insurance Company - 1994 to present.



The principal business address of the officers and directors is 22 Corporate Plaza Drive, Newport Beach, California 92660.

Voting

In accordance with our view of present applicable law, we will vote the shares of the Investment Funds at special meetings of shareholders in accordance with instructions received from Owners having a voting interest. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. We will vote shares we own in the same proportion as we vote shares for which we have received instructions. The Funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Funds in our own right, we may elect to do so.

The voting  interests of the Owner in the Funds will be  determined  as follows:
Owners may cast one vote for each $100 of Account Value of a Policy which is allocated to an Investment Fund on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by us not more than sixty (60) days prior to the meeting of the Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Funds in which he or she has an interest, proxy material and a form with which to give such voting instructions.

Disregard of Voting Instructions

We may, when required to do so by state insurance authorities, vote shares of the Funds without regard to instructions from Owners if such instructions would require the shares to be voted to cause an Investment Fund to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Investment Fund. We may also disapprove changes in the investment policy initiated by Owners or trustees/directors of the Funds, if such disapproval is reasonable and is based on a good faith determination by us that the change would violate state or federal law or the change would not be consistent with the investment objectives of the Investment Funds or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by us or of an affiliated company. In the event we disregard voting instructions, a summary of this action and the reasons for such action will be included in the next annual report to owners.

Legal Opinions

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the Federal securities and income tax laws in connection with the Policies.

Misstatement of Age or Sex Corrections

If there is a misstatement of age or sex in the application, the amount of the death benefit will be that which would be purchased by the most recent monthly cost of insurance charge at the correct age or sex.

If we make any payment or Policy changes in good faith, relying on our records, or evidence supplied to us, our duty will be fully discharged. We reserve the right to correct any errors in the Policy.

Conversion Rights

While the Policy is in force, you have a one time right during the first two Policy years to transfer all of the Cash Value from the Investment Funds to the General Account.

If, at any time during the first two Policy years, you request in writing the transfer of the value held in the Investment Funds to the General Account and you indicate that you are making this transfer in exercise of your conversion rights, the transfer will not be subject to a transfer charge or transfer limits, if any. At the time of such transfer, there will not be any effect on the Policy's death benefit, Face Amount, net amount at risk, rate class, or Issue Age.

If you exercise your one time conversion right, we will automatically allocate all future Net Premiums to the General Account.

Our Right to Contest

We cannot contest the validity of the Policy, except in the case of fraud, after it has been in effect during the Insured's lifetime with respect to the Single Life Policy, or during the lifetime of either Insured with respect to the Joint and Last Survivor Policy, for two years. With respect to the Single Life Policy, we cannot contest an increase in Face Amount with regard to material misstatements made concerning such increase after it has been in force during the Insured's lifetime for two years from the effective date of the increase. If the Policy is reinstated, the two-year period for contesting material misstatements is measured from the date of approval of the reinstatement. In addition, if the Insured with respect to the Single Life Policy (or either Insured with respect to the Joint and Last Survivor Policy) commits suicide in the two-year period, or such period as specified in state law, while sane or insane, the benefit payable will be limited to premiums paid less Indebtedness and less any partial withdrawals. With respect to the Single Life Policy, while sane or insane, if the Insured commits suicide within two years after the date of any increase in Face Amount, the death benefit for that increase will be limited to the monthly deductions for the increase. Depending on the state where your Policy was issued, additional provisions regarding suicide may apply. Please refer to your Policy.

Additional Benefits

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. The descriptions below are intended to be general; the terms of the Policy riders providing the additional benefits may vary from state to state, and the Policy rider should be consulted. In addition, certain riders may not be available in your state. The cost of any additional riders will be determined in accordance with the rider and shown on the specifications page of your Policy. (See "Expenses -- Charge for Additional Benefit Riders".) Certain restrictions may apply and are described in the applicable rider.

Anniversary Partial Withdrawal Rider -- This rider allows the Owner to withdraw up to 15% of the Policy's Cash Surrender Value on any Policy anniversary without reducing the Face Amount.

Lifetime Coverage Rider -- This rider provides the continuation of the Policy's Face Amount beyond age 100, provided the Policy remains in force to age 100 with a positive Cash Surrender Value. If the Policy is in force after the Insured's Attained Age 100, the death benefit will be the greater of the Face Amount or 101% of the Cash Value. The tax consequences of continuing the Policy beyond the Insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th year.

Secondary Guarantee Rider -- This rider guarantees that if, during the secondary guarantee period, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the secondary guarantee premiums required since the Issue Date, the Policy will not lapse as a result of a Cash Value less any loans, loan interest due, and any surrender charge being insufficient to pay the monthly deduction.

The secondary guarantee period is the lesser of twenty Policy Years, or the number of Policy years until the Insured reaches Attained Age 70. For Policies issued after Attained Age 60, the secondary guarantee period is ten Policy years.

Supplemental Coverage Term Rider -- This rider provides level term insurance on the life of the Insured under the base policy. It can be added only at issue. It cannot be increased or added to an existing Policy.

Waiver of Specified Premium Rider -- This rider provides for crediting the Policy's Cash Value with a specified monthly premium while the Insured is totally disabled. The monthly premium selected at issue is not guaranteed to keep the Policy in force. The Insured must have become disabled after age 5 and before age 65. For the Joint and Last Survivor Policy, the rider can be elected for either or both Insureds.

Split Policy Option Rider -- This rider allows the Policy to be split into two separate policies in the event there are changes in the Federal Estate Tax Law resulting in the removal of the unlimited marital deductions or reduction of at least 50% in the level of estate taxes payable on the death of the last Insured. The exercise of this option to split the Policy may, under certain circumstances, result in adverse tax consequences. Please consult your tax adviser before exercising any options under this rider.

Additional Riders - Single Life Policy
-------------------------------------------------------------------

Accelerated Benefit Rider -- This rider provides a benefit to the Owner if the Insured becomes terminally ill and is not expected to live more than twelve months. The Owner may receive 25%, 50% or 75% (but no more than $250,000) of the eligible proceeds in a lump sum. "Eligible proceeds" means the death benefit that would have been payable had the Insured died on the date the rider is exercised.

The receipt of an accelerated death benefit amount may adversely affect the recipient's eligibility for Medicaid or other government benefits or entitlements. Consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

Guaranteed Survivor Purchase Option (GSPO-Plus) -- This rider grants the Policy Owner or the Insured's Beneficiary the option to purchase, upon the death of the Insured, on the 10th anniversary of the rider, and on the rider anniversary nearest the Designated Life's 65th birthday, a specified amount of additional insurance coverage on the Designated Life (or Lives) without furnishing evidence of insurability.

Waiver of Monthly Deduction Rider -- This rider provides for the waiver of the monthly deductions while the Insured is totally disabled, subject to certain limitations described in the rider. The Insured must have become disabled after age 5 and before age 65.


Additional Riders - Joint and Last Survivor Policy
---------------------------------------------------

Divorce Split Rider -- This rider allows the Policy to be split into two separate policies in the event of the divorce of a married couple who are the Insureds under the Policy. The exercise of this option to split the Policy may, under certain circumstances, result in adverse tax consequences. Please consult your tax adviser before exercising any options under this rider.

Estate Preservation Term Rider -- This rider provides joint level term insurance, payable at the death of the Last Insured, for a period of four years from the date of the rider.

You should discuss with your registered representative whether the death benefit under this rider will be more cost effective to you than purchasing a higher initial Face Amount under the Policy.

Federal Tax Status

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that Single Life Policies issued on a standard underwriting basis should qualify as "life insurance contracts" under Section 7702. There is more uncertainty as to Joint and Last Survivor Policies and Single Life Policies issued on a substandard risk basis. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these Policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

Treasury Department Regulations (Treas. Reg. Section 1.817-5) establish diversification requirements for the investment funds underlying variable contracts such as the Policies. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an Investment Fund will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of the value of the total assets of the fund is represented by any two investments; (iii) no more than 80% of the value of the total assets of the fund is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the fund is represented by any four investments. For purposes of these Regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered the owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in you being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to Policies issued on a substandard risk basis and Joint and Last Survivor Policies and thus it is even less clear whether such Policies would meet the requirements of Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the Beneficiary under Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

Tax Treatment of Loans And Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and addition or termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, moreover, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans. Upon complete surrender, if the amount received plus loan Indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the Policy Owner, the excess generally will be treated as ordinary income. In addition, if a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

Multiple Policies. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

Qualified Plans. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

Business Uses of Policy. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

Reports to Owners

Each year a report will be sent to you which shows the current Policy values, premiums paid and deductions made since the last report, and any outstanding loans.

Legal Proceedings

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

Experts

The consolidated financial statements of the Company as of December 31, 2000 and for the year then ended included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph that discusses the Company's change in basis of accounting as a result of a business combination accounted for as a purchase), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Separate Account as of December 31, 2000 and for each of the periods then ended included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 180 N. Stetson, Chicago, Illinois 60601.

The consolidated financial statements of the Company as of December 31, 1999 and for the years ended December 31, 1999 and 1998 included in this prospectus, have been so included in reliance on the report of KPMG LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

The statements of operations and changes in net assets of the Separate Account for the years ended December 31, 1999 and 1998, included in this prospectus, have been so included in reliance on the report of KPMG LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

Financial Statements

Financial Statements of the Separate Account and the consolidated financial statements of the Company are provided below.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Assets and Liabilities
September 30, 2001
Unaudited


Sub-account assets:
                 Investments:
                   Met Investors Series Trust (Met Investors):
                     Lord Abbett Growth and Income Portfolio                 116,035 shares                       $ 2,551,617
                     Bond Debenture Portfolio                                 33,934 shares                           359,705
                     Developing Growth Portfolio                              41,374 shares                           350,850
                     Mid-Cap Value Portfolio                                  35,412 shares                           517,368
                     Quality Bond Portfolio                                   18,017 shares                           205,037
                     Small Cap Stock Portfolio                                24,227 shares                           235,973
                     Enhanced Index Portfolio                                 68,178 shares                           904,044
                     Select Equity Portfolio                                  65,462 shares                           732,525
                     International Equity Portfolio                           20,374 shares                           164,010
                   General American Capital Company (GACC):
                     Money Market Fund                                         8,697 shares                           193,996
                   Russell Insurance Funds (Russell):
                     Multi-Style Equity Fund                                       7 shares                                70
                     Aggressive Equity Fund                                        8 shares                                78
                     Non-US Fund                                                   8 shares                                66
                     Core Bond Fund                                               11 shares                               116
                     Real Estate Securities Fund                                  11 shares                               122
                   AIM Variable Insurance Funds, Inc. (AIM):
                     AIM V.I. Value Fund                                       5,842 shares                           126,649
                     AIM V.I. Capital Appreciation Fund                       12,751 shares                           254,890
                     AIM V.I. International Equity Fund                        1,989 shares                            29,224
                   Alliance Variable Products Series Fund, Inc. (Alliance):
                     Premier Growth Portfolio                                  1,257 shares                            27,562
                     Real Estate Investment Portfolio                          1,181 shares                            12,957
                   Liberty Variable Investment Trust (Liberty):
                     Newport Tiger Fund, Variable Series                         816 shares                             1,216
                   Goldman Sachs Variable Insurance Trust (Goldman Sachs):
                     Growth and Income Fund                                      325 shares                             2,794
                     International Equity Fund                                    18 shares                               154
                     Global Income Fund                                        1,023 shares                            10,444
                     Internet Tollkeeper                                          27 shares                               100
                   Scudder II Variable Series (Scudder II):
                     Scudder II Small Cap Growth Portfolio                       411 shares                             4,241
                     Scudder II Small Cap Value Portfolio                        139 shares                             1,575
                     Scudder II Government Securities Portfolio                   12 shares                               144
                   MFS Variable Insurance Trust (MFS):
                     MFS Research Series                                       1,108 shares                            14,133
                     MFS Growth with Income Series                             1,120 shares                            17,739
                     MFS Emerging Growth Series                                  164 shares                             2,416
                     MFS High Income Series                                      185 shares                             1,612
                     MFS Global Governments Series                                11 shares                               111
                     MFS New Discovery                                             8 shares                                95
                   Oppenheimer Variable Account Funds (Oppenheimer):
                     Oppenheimer Capital Appreciation Fund                         7 shares                               214
                     Oppenheimer Main Street Growth & Income Fund                 13 shares                               235
                     Oppenheimer High Income Fund                                 12 shares                                94



METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Assets and Liabilities
September 30, 2001
Unaudited


Sub-account assets, continued:
                 Investments, continued:
                   Oppenheimer Variable Account Funds (Oppenheimer):
                     Oppenheimer Bond Fund                                     1,067 shares                          $ 12,151
                     Oppenheimer Strategic Bond Fund                              23 shares                               103
                   Putnam Variable Trust (Putnam):
                     Putnam VT Growth and Income Fund                          1,516 shares                            33,473
                     Putnam VT New Value Fund                                      9 shares                               112
                     Putnam VT Vista Fund                                      1,063 shares                             9,628
                     Putnam VT International Growth Fund                         610 shares                             7,004
                     Putnam VT International New Opportunities Fund              901 shares                             8,182
                   Franklin Templeton Variable Insurance Products
                    Trust (Templeton):
                     Templeton Global Income Securities Fund                   4,968 shares                            56,534
                     Franklin Small Cap Fund                                   5,354 shares                            77,628
                     Templeton Growth Securities Fund                          2,569 shares                            25,644
                     Templeton International Securities Fund                   4,047 shares                            44,071
                     Templeton Developing Markets Securities Fund              1,864 shares                             7,867
                     Mutual Shares Securities Fund                               512 shares                             6,755
                     Franklin Large Cap Growth Securities Fund                 5,458 shares                            70,895

                                                                                                                  ------------
                       Total assets                                                                               $ 7,084,223
                                                                                                                  ============


Liabilities:
Due to/(from) general account, net

                 Met Investors Lord Abbett Growth and Income FPVUL                                                         29
                 Met Investors Bond Debenture FPVUL                                                                         5
                 Met Investors Developing Growth FPVUL                                                                     (3)
                 Met Investors Mid-Cap Value FPVUL                                                                         21
                 Met Investors Quality Bond FPVUL                                                                           9
                 Met Investors Small Cap Stock FPVUL                                                                        1
                 Met Investors Enhanced Index FPVUL                                                                        (3)
                 Met Investors Select Equity FPVUL                                                                          1
                 Met Investors International Equity FPVUL                                                                   1
                 GACC Money Market - FPVUL                                                                                  9
                 Russell Multi-Style Equity FPVUL                                                                           1
                 Russell Aggressive Equity FPVUL                                                                            1
                 Russell Non-US FPVUL                                                                                       -
                 Russell Core Bond FPVUL                                                                                    1
                 Russell Real Estate Securities FPVUL                                                                       1
                 AIM V.I. Value FPVUL                                                                                      (5)
                 AIM V.I. Capital Appreciation Fund FPVUL                                                                  24
                 AIM V.I. International Equity-FPVUL                                                                       11
                 Alliance Premier Growth FPVUL                                                                            (30)
                 Alliance Real Estate Investment FPVUL                                                                     14
                 Liberty Newport Tiger Fund, Variable FPVUL                                                                (2)
                 Goldman Sachs Growth and Income FPVUL                                                                     26
                 Goldman Sachs International Equity FPVUL                                                                   -



METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Assets and Liabilities
September 30, 2001
Unaudited


Sub-account liabilities:

                 Goldman Sachs Global Income FPVUL                                                                          6
                 Goldman Sachs Internet Tollkeeper FPVUL                                                                    -
                 Scudder II Small Cap Growth FPVUL                                                                        (10)
                 Scudder II Small Cap Value FPVUL                                                                          16
                 Scudder II Government Securities FPVUL                                                                     1
                 MFS Research FPVUL                                                                                        (8)
                 MFS Growth with Income FPVUL                                                                              (6)
                 MFS Emerging Growth FPVUL                                                                                 12
                 MFS High Income FPVUL                                                                                     15
                 MFS Global Governments FPVUL                                                                               1
                 MFS New Discovery FPVUL                                                                                    -
                 Oppenheimer Capital Appreciation FPVUL                                                                     1
                 Oppenheimer Main Street Growth & Income FPVUL                                                              2
                 Oppenheimer High Income FPVUL                                                                              1
                 Oppenheimer Bond FPVUL                                                                                    11
                 Oppenheimer Strategic Bond FPVUL                                                                           1
                 Putnam VT Growth and Income FPVUL                                                                          9
                 Putnam VT New Value FPVUL                                                                                  1
                 Putnam VT Vista FPVUL                                                                                    (19)
                 Putnam VT International Growth FPVUL                                                                      37
                 Putnam VT International New Opportunities FPVUL                                                          (17)
                 Franklin Small Cap Investments Fund FPVUL                                                                  1
                 Templeton International Fund FPVUL                                                                        (2)
                 Templeton Developing Markets FPVUL                                                                        (2)
                 Templeton Mutual Shares Investments FPVUL                                                                  6

                                                                                                                  ------------
                       Total liabilities                                                                                $ 169
                                                                                                                  ============




Sub-account net assets:

                 Met Investors Lord Abbett Growth and Income                                                      $ 2,551,588
                 Met Investors Bond Debenture                                                                         359,700
                 Met Investors Developing Growth                                                                      350,853
                 Met Investors Mid-Cap Value                                                                          517,347
                 Met Investors Quality Bond                                                                           205,028
                 Met Investors Small Cap Stock                                                                        235,972
                 Met Investors Enhanced Index                                                                         904,047
                 Met Investors Select Equity                                                                          732,524
                 Met Investors International Equity                                                                   164,009
                 GACC Money Market                                                                                    193,987
                 Russell Multi-Style Equity                                                                                69
                 Russell Aggressive Equity                                                                                 77
                 Russell Non-US                                                                                            66
                 Russell Core Bond                                                                                        115



METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Assets and Liabilities
September 30, 2001
Unaudited


Sub-account net assets, continued:
                 Russell Real Estate Securities                                                                         $ 121
                 AIM V.I. Value                                                                                       126,654
                 AIM V.I. Capital Appreciation                                                                        254,866
                 AIM V.I. International Equity                                                                         29,213
                 Alliance Premier Growth                                                                               27,592
                 Alliance Real Estate Investment                                                                       12,943
                 Liberty Newport Tiger Fund, Variable                                                                   1,218
                 Goldman Sachs Growth and Income                                                                        2,768
                 Goldman Sachs International Equity                                                                       154
                 Goldman Sachs Global Income                                                                           10,438
                 Goldman Sachs Internet Tollkeeper                                                                        100
                 Scudder II Small Cap Growth                                                                            4,251
                 Scudder II Small Cap Value                                                                             1,559
                 Scudder II Government Securities                                                                         143
                 MFS Research                                                                                          14,141
                 MFS Growth with Income                                                                                17,745
                 MFS Emerging Growth                                                                                    2,404
                 MFS High Income                                                                                        1,597
                 MFS Global Governments                                                                                   110
                 MFS New Discovery                                                                                         95
                 Oppenheimer Capital Appreciation                                                                         213
                 Oppenheimer Main Street Growth & Income                                                                  233
                 Oppenheimer High Income                                                                                   93
                 Oppenheimer Bond                                                                                      12,140
                 Oppenheimer Strategic Bond                                                                               102
                 Putnam VT Growth and Income                                                                           33,464
                 Putnam VT New Value                                                                                      111
                 Putnam VT Vista                                                                                        9,647
                 Putnam VT International Growth                                                                         6,967
                 Putnam VT International New Opportunities                                                              8,199
                 Templeton Global Income Securities                                                                    56,534
                 Franklin Small Cap                                                                                    77,627
                 Templeton Growth Securities                                                                           25,644
                 Templeton International Securities                                                                    44,073
                 Templeton Developing Markets Securities                                                                7,869
                 Templeton Mutual Shares Securities                                                                     6,749
                 Franklin Large Cap Growth Securities                                                                  70,895

                                                                                                                  ------------
                       Total net assets                                                                           $ 7,084,054
                                                                                                                  ============

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                                                                Met Investors
                                         ---------------------------------------------------------------------------------------
                                          Lord Abbett
                                           Growth                                 Large                                 Small
                                            and         Bond       Developing      Cap        Mid-Cap     Quality        Cap
                                           Income     Debenture     Growth      Research       Value        Bond        Stock
                                         ----------  -----------  -----------  -----------  -----------  ----------  -----------

Investment income:
   Dividends                           $    25,250       29,672            -        3,962        2,635       9,520          489
                                         ----------  -----------  -----------  -----------  -----------  ----------  -----------

Expenses:
   Mortality and expense risk                   24            3           87            2           97          43            -
                                         ----------  -----------  -----------  -----------  -----------  ----------  -----------
       Net investment income (loss)         25,226       29,669          (87)       3,960        2,538       9,477          489
                                         ----------  -----------  -----------  -----------  -----------  ----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                  7,220         (354)      (6,775)      74,312       18,116         564         (168)
   Realized gain distributions                   -            -            -       16,236       48,742           -       39,230
                                         ----------  -----------  -----------  -----------  -----------  ----------  -----------
       Net realized gain (loss)              7,220         (354)      (6,775)      90,548       66,858         564       39,062
                                         ----------  -----------  -----------  -----------  -----------  ----------  -----------

Change in unrealized appreciation
     (depreciation)                       (539,628)     (37,154)    (117,402)     (97,284)     (94,670)      2,552     (112,791)
                                         ----------  -----------  -----------  -----------  -----------  ----------  -----------

       Net increase (decrease) in net
         assets from operations        $  (507,182)      (7,839)    (124,264)      (2,776)     (25,274)     12,593      (73,240)
                                         ==========  ===========  ===========  ===========  ===========  ==========  ===========


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                                      Met Investors                GACC                     Russell
                                         -------------------------------------  -----------  ------------------------------------

                                                                                               Multi-
                                          Enhanced     Select     International    Money        Style     Aggressive
                                            Index      Equity        Equity       Market       Equity       Equity       Non-US
                                         ----------- -----------  ------------  -----------  -----------  -----------  ----------


Investment income:
   Dividends                           $      8,313       3,948         2,433            -            -            -           -
                                         ----------- -----------  ------------  -----------  -----------  -----------  ----------

Expenses:
   Mortality and expense risk                    46           -             -            -            -            -           -
                                         ----------- -----------  ------------  -----------  -----------  -----------  ----------
       Net investment income (loss)           8,267       3,948         2,433            -            -            -           -
                                         ----------- -----------  ------------  -----------  -----------  -----------  ----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                  (7,160)     (2,486)         (878)     (17,819)           -            -           -
   Realized gain distributions                    -      17,895        23,089            -            2            -           -
                                         ----------- -----------  ------------  -----------  -----------  -----------  ----------
       Net realized gain (loss)              (7,160)     15,409        22,211      (17,819)           2            -           -
                                         ----------- -----------  ------------  -----------  -----------  -----------  ----------

Change in unrealized appreciation
     (depreciation)                        (229,632)   (182,680)      (80,868)      31,917          (22)         (17)        (24)
                                         ----------- -----------  ------------  -----------  -----------  -----------  ----------

       Net increase (decrease) in net
         assets from operations        $   (228,525)   (163,323)      (56,224)      14,098          (20)         (17)        (24)
                                         =========== ===========  ============  ===========  ===========  ===========  ==========


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                                  Russell                          AIM                             Alliance
                                         -----------------------  ---------------------------------------  -------------------------

                                                        Real                       V.I.          V.I.                       Real
                                            Core       Estate        V.I.        Capital     International   Premier       Estate
                                            Bond      Securities     Value     Appreciation     Equity       Growth      Investment
                                         ----------- -----------  -----------  ------------  ------------  -----------  ------------


Investment income:
   Dividends                           $          4           3            -             -             -            -           478
                                         ----------- -----------  -----------  ------------  ------------  -----------  ------------

Expenses:
   Mortality and expense risk                     -           -           63            21             8          126            55
                                         ----------- -----------  -----------  ------------  ------------  -----------  ------------
       Net investment income (loss)               4           3          (63)          (21)           (8)        (126)          423
                                         ----------- -----------  -----------  ------------  ------------  -----------  ------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                       -           -      (10,112)       (8,690)         (275)      (1,189)          129
   Realized gain distributions                    -           -            -             -             -        1,598             -
                                         ----------- -----------  -----------  ------------  ------------  -----------  ------------
       Net realized gain (loss)                   -           -      (10,112)       (8,690)         (275)         409           129
                                         ----------- -----------  -----------  ------------  ------------  -----------  ------------

Change in unrealized appreciation
     (depreciation)                               4           2      (24,864)     (120,354)       (7,617)     (10,583)          158
                                         ----------- -----------  -----------  ------------  ------------  -----------  ------------

       Net increase (decrease) in net
         assets from operations        $          8           5      (35,039)     (129,065)       (7,900)     (10,300)          710
                                         =========== ===========  ===========  ============  ============  ===========  ============


See accompanying notes to financial statements.



METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                           Liberty                       Goldman Sachs                            Scudder II
                                         ----------- -----------------------------------------------------  ----------------------
                                           Newport
                                            Tiger      Growth                                                 Small       Small
                                            Fund         and       International    Global      Internet       Cap         Cap
                                          Variable     Income         Equity        Income     Tollkeeper     Growth      Value
                                         ----------- -----------  --------------  ----------- ------------  ----------  ----------


Investment income:
   Dividends                           $          -           -               -            -            -           -           -
                                         ----------- -----------  --------------  ----------- ------------  ----------  ----------

Expenses:
   Mortality and expense risk                     8          15               -           40            -          26           9
                                         ----------- -----------  --------------  ----------- ------------  ----------  ----------
       Net investment income (loss)              (8)        (15)              -          (40)           -         (26)         (9)
                                         ----------- -----------  --------------  ----------- ------------  ----------  ----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                    (156)       (179)            (11)          (5)         (20)     (3,344)        597
   Realized gain distributions                    -           -               -            -            -         923           -
                                         ----------- -----------  --------------  ----------- ------------  ----------  ----------
       Net realized gain (loss)                (156)       (179)            (11)          (5)         (20)     (2,421)        597
                                         ----------- -----------  --------------  ----------- ------------  ----------  ----------

Change in unrealized appreciation
     (depreciation)                            (475)       (479)            (30)         455          (38)      4,651       1,277
                                         ----------- -----------  --------------  ----------- ------------  ----------  ----------

       Net increase (decrease) in net
         assets from operations        $       (639)       (673)            (41)         410          (58)      2,204       1,865
                                         =========== ===========  ==============  =========== ============  ==========  ==========


See accompanying notes to financial statements.



METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                          Scudder II                                          MFS
                                         ------------  ---------------------------------------------------------------------------

                                                                     Growth
                                          Government                   and      Emerging       High        Global         New
                                          Securities    Research     Income      Growth       Income     Governments   Discovery
                                         ------------  -----------  ---------  -----------  ----------  ------------- ------------


Investment income:
   Dividends                           $           5            1         72            -         173              4            -
                                         ------------  -----------  ---------  -----------  ----------  ------------- ------------

Expenses:
   Mortality and expense risk                      -           54         72           13           8              -            -
                                         ------------  -----------  ---------  -----------  ----------  ------------- ------------
       Net investment income (loss)                5          (53)         -          (13)        165              4            -
                                         ------------  -----------  ---------  -----------  ----------  ------------- ------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                        8       (1,219)      (505)        (295)       (181)             2           (4)
   Realized gain distributions                     -        1,324        371          207           -              -            3
                                         ------------  -----------  ---------  -----------  ----------  ------------- ------------
       Net realized gain (loss)                    8          105       (134)         (88)       (181)             2           (1)
                                         ------------  -----------  ---------  -----------  ----------  ------------- ------------

Change in unrealized appreciation
     (depreciation)                              112      (10,541)    (6,394)      (1,714)       (722)            (1)         (42)
                                         ------------  -----------  ---------  -----------  ----------  ------------- ------------

       Net increase (decrease) in net
         assets from operations        $         125      (10,489)    (6,528)      (1,815)       (738)             5          (43)
                                         ============  ===========  =========  ===========  ==========  ============= ============


See accompanying notes to financial statements.



METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                                                      Oppenheimer                                 Putnam
                                         ---------------------------------------------------------------  ------------------------
                                                        Main Street                                           VT
                                                          Growth                                            Growth         VT
                                           Capital          &           High                  Strategic       and          New
                                         Appreciation     Income       Income       Bond        Bond        Income        Value
                                         ------------  ------------  -----------  ---------  -----------  -----------  -----------


Investment income:
   Dividends                           $           1             2           10        889            3          482            1
                                         ------------  ------------  -----------  ---------  -----------  -----------  -----------

Expenses:
   Mortality and expense risk                      -             -            -         48            -          133            -
                                         ------------  ------------  -----------  ---------  -----------  -----------  -----------
       Net investment income (loss)                1             2           10        841            3          349            1
                                         ------------  ------------  -----------  ---------  -----------  -----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                       (4)           (9)           -         15            -           96            -
   Realized gain distributions                    14             -            -          -            4          336            3
                                         ------------  ------------  -----------  ---------  -----------  -----------  -----------
       Net realized gain (loss)                   10            (9)           -         15            4          432            3
                                         ------------  ------------  -----------  ---------  -----------  -----------  -----------

Change in unrealized appreciation
     (depreciation)                              (64)          (38)         (14)       171           (5)      (5,579)         (13)
                                         ------------  ------------  -----------  ---------  -----------  -----------  -----------

       Net increase (decrease) in net
         assets from operations        $         (53)          (45)          (4)     1,027            2       (4,798)          (9)
                                         ============  ============  ===========  =========  ===========  ===========  ===========


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                                      Putnam                                          Templeton
                                         --------------------------------------  --------------------------------------------------
                                                                       VT
                                                         VT        International   Global     Franklin
                                            VT      International      New         Income      Small       Growth     International
                                           Vista       Growth      Opportunities  Securities    Cap       Securities   Securities
                                         ---------  ------------  -------------  ----------- ----------  -----------  -------------


Investment income:
   Dividends                           $        -            27              -        1,686        486          129          1,550
                                         ---------  ------------  -------------  ----------- ----------  -----------  -------------

Expenses:
   Mortality and expense risk                  52            30             42            -          -            -             77
                                         ---------  ------------  -------------  ----------- ----------  -----------  -------------
       Net investment income (loss)           (52)           (3)           (42)       1,686        486          129          1,473
                                         ---------  ------------  -------------  ----------- ----------  -----------  -------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                  (292)          (63)          (242)         (14)      (476)         (23)          (249)
   Realized gain distributions              1,422           831              -            -          -        1,074         11,612
                                         ---------  ------------  -------------  ----------- ----------  -----------  -------------
                                         ---------  ------------  -------------  ----------- ----------  -----------  -------------
       Net realized gain (loss)             1,130           768           (242)         (14)      (476)       1,051         11,363
                                         ---------  ------------  -------------  ----------- ----------  -----------  -------------

Change in unrealized appreciation
     (depreciation)                        (9,139)       (3,074)        (4,019)        (158)   (32,228)      (2,124)       (25,506)
                                         ---------  ------------  -------------  ----------- ----------  -----------  -------------

       Net increase (decrease) in net
         assets from operations        $   (8,061)       (2,309)        (4,303)       1,514    (32,218)        (944)       (12,670)
                                         =========  ============  =============  =========== ==========  ===========  =============


See accompanying notes to financial statements.



METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                                         Templeton
                                         ------------------------------------------
                                                                        Franklin
                                          Developing       Mutual       Large Cap
                                            Markets        Shares        Growth
                                          Securities     Securities    Securities        Total
                                         -------------  ------------  -------------  --------------


Investment income:
   Dividends                           $           88           176            462          92,954
                                         -------------  ------------  -------------  --------------

Expenses:
   Mortality and expense risk                      37            35              -           1,274
                                         -------------  ------------  -------------
                                                                                     --------------
       Net investment income (loss)                51           141            462          91,680
                                         -------------  ------------  -------------  --------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                       (70)          285           (299)         37,778
   Realized gain distributions                      -           577         18,668         184,161
                                         -------------  ---------------------------  --------------
       Net realized gain (loss)                   (70)          862         18,369         221,939
                                         -------------  ---------------------------  --------------

Change in unrealized appreciation
     (depreciation)                            (1,848)         (756)       (37,667)     (1,756,959)
                                         -------------  ------------  -------------  --------------

       Net increase (decrease) in net
         assets from operations        $       (1,867)          247        (18,836)     (1,443,340)
                                         =============  ============  =============  ==============


See accompanying notes to financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                                                                Met Investors
                                         ---------------------------------------------------------------------------------------
                                          Lord Abbett
                                           Growth                                 Large                                 Small
                                            and         Bond       Developing      Cap        Mid-Cap     Quality        Cap
                                           Income     Debenture     Growth      Research       Value        Bond        Stock
                                         ----------  -----------  -----------  -----------  -----------  ----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $    25,226       29,669          (87)       3,960        2,538       9,477          489
     Net realized gain (loss)                7,220         (354)      (6,775)      90,548       66,858         564       39,062
     Change in unrealized appreciation
       (depreciation)                     (539,628)     (37,154)    (117,402)     (97,284)     (94,670)      2,552     (112,791)

       Net increase (decrease) from      ----------  -----------  -----------  -----------  -----------  ----------  -----------
         operations                       (507,182)      (7,839)    (124,264)      (2,776)     (25,274)     12,593      (73,240)
                                         ----------  -----------  -----------  -----------  -----------  ----------  -----------

Contract transactions:
   MetLife payments                              -            -            -            -            -           -            -
   MetLife redemptions                           -            -            -       (1,167)           -           -            -
   Payments received from contract
     owners                                  4,060          229        1,480            -          143          37           18
   Transfers between sub-accounts
     (including fixed account), net        911,364       25,076       12,604     (640,440)      64,593      27,680       23,320
   Transfers for contract benefits,
     terminations and insurance charges    (91,615)      (6,671)      (7,201)      (2,728)      (9,821)    (10,241)      (5,243)


       Net increase (decrease) in net
         assets from contract            ----------  -----------  -----------  -----------  -----------  ----------  -----------
         transactions                      823,809       18,634        6,883     (644,335)      54,915      17,476       18,095
                                         ----------  -----------  -----------  -----------  -----------  ----------  -----------

       Net increase (decrease) in net
         assets                            316,627       10,795     (117,381)    (647,111)      29,641      30,069      (55,145)

Net assets at beginning of period        2,234,961      348,905      468,234      647,111      487,706     174,959      291,117
                                         ----------  -----------  -----------  -----------  -----------  ----------  -----------
Net assets at end of period            $ 2,551,588      359,700      350,853            -      517,347     205,028      235,972
                                         ==========  ===========  ===========  ===========  ===========  ==========  ===========


See accompanying notes to financial statements.



METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                                      Met Investors                GACC                     Russell
                                         -------------------------------------  -----------  ------------------------------------

                                                                                               Multi-
                                          Enhanced     Select    International    Money        Style      Aggressive
                                            Index      Equity        Equity       Market       Equity       Equity       Non-US
                                         ----------- -----------  ------------  -----------  -----------  -----------  ----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $      8,267       3,948         2,433            -            -            -           -
     Net realized gain (loss)                (7,160)     15,409        22,211      (17,819)           2            -           -
     Change in unrealized appreciation
                                           (229,632)   (182,680)      (80,868)      31,917          (22)         (17)        (24)

       Net increase (decrease) from      ----------- -----------  ------------  -----------  -----------  -----------  ----------
         operations                        (228,525)   (163,323)      (56,224)      14,098          (20)         (17)        (24)
                                         ----------- -----------  ------------  -----------  -----------  -----------  ----------

Contract transactions:
   MetLife payments                               -           -             -          100            -            -           -
   MetLife redemptions                            -           -             -            -            -            -           -
   Payments received from contract
     owners                                   5,001           -            33      348,817            -            -           -
   Transfers between sub-accounts
     (including fixed account), net          81,688      18,324        21,159     (812,526)           -            -           -
   Transfers for contract benefits,
     terminations and insurance charges     (39,595)    (23,547)       (3,632)      (7,196)          (1)          (1)          -

       Net increase (decrease) in net
         assets from contract            ----------- -----------  ------------  -----------  -----------  -----------  ----------
         transactions                        47,094      (5,223)       17,560     (470,805)          (1)          (1)          -
                                         ----------- -----------  ------------  -----------  -----------  -----------  ----------

       Net increase (decrease) in net
         assets                            (181,431)   (168,546)      (38,664)    (456,707)         (21)         (18)        (24)

Net assets at beginning of period         1,085,478     901,070       202,673      650,694           90           95          90
                                         ----------- -----------  ------------  -----------  -----------  -----------  ----------
Net assets at end of period            $    904,047     732,524       164,009      193,987           69           77          66
                                         =========== ===========  ============  ===========  ===========  ===========  ==========


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                                   Russell                         AIM                             Alliance
                                         -----------------------  ---------------------------------------  -------------------------

                                                        Real                       V.I.          V.I.                       Real
                                            Core       Estate        V.I.        Capital     International   Premier       Estate
                                            Bond      Securities     Value     Appreciation     Equity       Growth      Investment
                                         ----------- -----------  -----------  ------------  ------------  -----------  ------------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $          4           3          (63)          (21)           (8)        (126)          423
     Net realized gain (loss)                     -           -      (10,112)       (8,690)         (275)         409           129
     Change in unrealized appreciation
                                                  4           2      (24,864)     (120,354)       (7,617)     (10,583)          158

       Net increase (decrease) from      ----------- -----------  -----------  ------------  ------------  -----------  ------------
         operations                               8           5      (35,039)     (129,065)       (7,900)     (10,300)          710
                                         ----------- -----------  -----------  ------------  ------------  -----------  ------------

Contract transactions:
   MetLife payments                               -           -            -             -             -            -             -
   MetLife redemptions                            -           -            -             -             -            -             -
   Payments received from contract
     owners                                       -           -        1,877         3,664            61        5,797           163
   Transfers between sub-accounts
     (including fixed account), net               -           -       21,325       104,060        26,011          998        (1,595)
   Transfers for contract benefits,
     terminations and insurance charges          (1)         (1)      (2,470)       (5,271)         (367)          86             -

       Net increase (decrease) in net
         assets from contract            ----------- -----------  -----------  ------------  ------------  -----------  ------------
         transactions                            (1)         (1)      20,732       102,453        25,705        6,881        (1,432)
                                         ----------- -----------  -----------  ------------  ------------  -----------  ------------

       Net increase (decrease) in net
         assets                                   7           4      (14,307)      (26,612)       17,805       (3,419)         (722)

Net assets at beginning of period               108         117      140,961       281,478        11,408       31,011        13,665
                                         ----------- -----------  -----------  ------------  ------------  -----------  ------------
Net assets at end of period            $        115         121      126,654       254,866        29,213       27,592        12,943
                                         =========== ===========  ===========  ============  ============  ===========  ============


See accompanying notes to financial statements.



METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                           Liberty                           Goldman Sachs                         Scudder II
                                         ----------- ------------------------------------------------------  ---------------------
                                           Newport
                                            Tiger      Growth                                                  Small      Small
                                            Fund         and       International    Global       Internet       Cap        Cap
                                          Variable     Income         Equity        Income      Tollkeeper    Growth      Value
                                         ----------- -----------  --------------  -----------  ------------  ---------  ----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $         (8)        (15)              -          (40)            -        (26)         (9)
     Net realized gain (loss)                  (156)       (179)            (11)          (5)          (20)    (2,421)        597
     Change in unrealized appreciation
                                               (475)       (479)            (30)         455           (38)     4,651       1,277

       Net increase (decrease) from      ----------- -----------  --------------  -----------  ------------  ---------  ----------
         operations                            (639)       (673)            (41)         410           (58)     2,204       1,865
                                         ----------- -----------  --------------  -----------  ------------  ---------  ----------

Contract transactions:
   MetLife payments                               -           -               -            -             -          -           -
   MetLife redemptions                            -           -               -            -             -          -           -
   Payments received from contract
     owners                                       -           -             182        1,337           160          -           -
   Transfers between sub-accounts
     (including fixed account), net            (349)     (1,032)            (76)        (560)          (69)      (435)       (936)
   Transfers for contract benefits,
     terminations and insurance charges           6           8               1           (1)            2     (5,550)     (1,781)


       Net increase (decrease) in net
         assets from contract            ----------- -----------  --------------  -----------  ------------  ---------  ----------
         transactions                          (343)     (1,024)            107          776            93     (5,985)     (2,717)
                                         ----------- -----------  --------------  -----------  ------------  ---------  ----------

       Net increase (decrease) in net
         assets                                (982)     (1,697)             66        1,186            35     (3,781)       (852)

Net assets at beginning of period             2,200       4,465              88        9,252            65      8,032       2,411
                                         ----------- -----------  --------------  -----------  ------------  ---------  ----------
Net assets at end of period            $      1,218       2,768             154       10,438           100      4,251       1,559
                                         =========== ===========  ==============  ===========  ============  =========  ==========


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                          Scudder II                                       MFS
                                         ------------  ---------------------------------------------------------------------------

                                                                     Growth
                                          Government                   and      Emerging       High        Global         New
                                          Securities    Research     Income      Growth       Income     Governments   Discovery
                                         ------------  -----------  ---------  -----------  ----------  ------------- ------------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $           5          (53)         -          (13)        165              4            -
     Net realized gain (loss)                      8          105       (134)         (88)       (181)             2           (1)
     Change in unrealized appreciation
       (depreciation)                            112      (10,541)    (6,394)      (1,714)       (722)            (1)         (42)

       Net increase (decrease) from      ------------  -----------  ---------  -----------  ----------  ------------- ------------
         operations                              125      (10,489)    (6,528)      (1,815)       (738)             5          (43)
                                         ------------  -----------  ---------  -----------  ----------  ------------- ------------

Contract transactions:
   MetLife payments                                -            -          -            -           -              -            -
   MetLife redemptions                             -            -          -            -           -              -            -
   Payments received from contract
     owners                                       37        1,833         73          784          43              -            -
   Transfers between sub-accounts
     (including fixed account), net              (11)       6,603      5,757          866        (658)             -           42
   Transfers for contract benefits,
     terminations and insurance charges         (117)       5,457      1,854           23         694              -           10


       Net increase (decrease) in net
         assets from contract            ------------  -----------  ---------  -----------  ----------  ------------- ------------
         transactions                            (91)      13,893      7,684        1,673          79              -           52
                                         ------------  -----------  ---------  -----------  ----------  ------------- ------------

       Net increase (decrease) in net
         assets                                   34        3,404      1,156         (142)       (659)             5            9

Net assets at beginning of period                109       10,737     16,589        2,546       2,256            105           86
                                         ------------  -----------  ---------  -----------  ----------  ------------- ------------
Net assets at end of period            $         143       14,141     17,745        2,404       1,597            110           95
                                         ============  ===========  =========  ===========  ==========  ============= ============


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                                                      Oppenheimer                                  Putnam
                                         ---------------------------------------------------------------  ------------------------
                                                        Main Street                                           VT
                                                          Growth                                            Growth         VT
                                           Capital          &           High                  Strategic       and          New
                                         Appreciation     Income       Income       Bond        Bond        Income        Value
                                         ------------  ------------  -----------  ---------  -----------  -----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $           1             2           10        841            3          349            1
     Net realized gain (loss)                     10            (9)           -         15            4          432            3
     Change in unrealized appreciation
       (depreciation)                            (64)          (38)         (14)       171           (5)      (5,579)         (13)

       Net increase (decrease) from      ------------  ------------  -----------  ---------  -----------  -----------  -----------
         operations                              (53)          (45)          (4)     1,027            2       (4,798)          (9)
                                         ------------  ------------  -----------  ---------  -----------  -----------  -----------

Contract transactions:
   MetLife payments                                -             -            -          -            -            -            -
   MetLife redemptions                             -             -            -          -            -            -            -
   Payments received from contract
     owners                                      244           183            -         73            -        4,404            -
   Transfers between sub-accounts
     (including fixed account), net             (141)         (214)           -       (316)           -        5,594            -
   Transfers for contract benefits,
     terminations and insurance charges           21            13            -         (7)          (2)          94            -


       Net increase (decrease) in net
         assets from contract            ------------  ------------  -----------  ---------  -----------  -----------  -----------
         transactions                            124           (18)           -       (250)          (2)      10,092            -
                                         ------------  ------------  -----------  ---------  -----------  -----------  -----------

       Net increase (decrease) in net
         assets                                   71           (63)          (4)       777            -        5,294           (9)

Net assets at beginning of period                142           296           97     11,363          102       28,170          120
                                         ------------  ------------  -----------  ---------  -----------  -----------  -----------
Net assets at end of period            $         213           233           93     12,140          102       33,464          111
                                         ============  ============  ===========  =========  ===========  ===========  ===========


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                                         Putnam                                      Templeton
                                         --------------------------------------  --------------------------------------------------
                                                                       VT
                                                         VT        International   Global     Franklin
                                            VT      International      New         Income      Small       Growth     International
                                           Vista       Growth      Opportunities  Securities    Cap       Securities   Securities
                                         ---------  ------------  -------------  ----------- ----------  -----------  -------------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $      (52)           (3)           (42)       1,686        486          129          1,473
     Net realized gain (loss)               1,130           768           (242)         (14)      (476)       1,051         11,363
     Change in unrealized appreciation
       (depreciation)                      (9,139)       (3,074)        (4,019)        (158)   (32,228)      (2,124)       (25,506)

       Net increase (decrease) from      ---------  ------------  -------------  ----------- ----------  -----------  -------------
         operations                        (8,061)       (2,309)        (4,303)       1,514    (32,218)        (944)       (12,670)
                                         ---------  ------------  -------------  ----------- ----------  -----------  -------------

Contract transactions:
   MetLife payments                             -             -              -            -          -            -              -
   MetLife redemptions                          -             -              -            -          -            -              -
   Payments received from contract
     owners                                   766           143              -            -          -            -            272
   Transfers between sub-accounts
     (including fixed account), net         1,213         2,393           (230)       7,994     31,436       19,393          2,273
   Transfers for contract benefits,
     terminations and insurance charges         9            15             13         (863)    (1,611)        (153)          (583)


       Net increase (decrease) in net
         assets from contract            ---------  ------------  -------------  ----------- ----------  -----------  -------------
         transactions                       1,988         2,551           (217)       7,131     29,825       19,240          1,962
                                         ---------  ------------  -------------  ----------- ----------  -----------  -------------
                                                                                 -----------

       Net increase (decrease) in net
         assets                            (6,073)          242         (4,520)       8,645     (2,393)      18,296        (10,708)

Net assets at beginning of period          15,720         6,725         12,719       47,889     80,020        7,348         54,781
                                         ---------  ------------  -------------  ----------- ----------  -----------  -------------
Net assets at end of period            $    9,647         6,967          8,199       56,534     77,627       25,644         44,073
                                         =========  ============  =============  =========== ==========  ===========  =============


See accompanying notes to financial statements.



METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                                         Templeton
                                         ------------------------------------------
                                                                        Franklin
                                          Developing       Mutual       Large Cap
                                            Markets        Shares        Growth
                                          Securities     Securities    Securities        Total
                                         -------------  ------------  -------------  --------------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $           51           141            462          91,680
     Net realized gain (loss)                     (70)          862         18,369         221,939
     Change in unrealized appreciation
       (depreciation)                          (1,848)         (756)       (37,667)     (1,756,959)

       Net increase (decrease) from      -------------  ------------  -------------  --------------
         operations                            (1,867)          247        (18,836)     (1,443,340)
                                         -------------  ------------  -------------  --------------

Contract transactions:
   MetLife payments                                 -             -              -             100
   MetLife redemptions                              -             -              -          (1,167)
   Payments received from contract
     owners                                       202           119              -         382,235
   Transfers between sub-accounts
     (including fixed account), net               302        (2,386)        19,108         (20,798)
   Transfers for contract benefits,
     terminations and insurance charges             4            (7)        (1,332)       (219,299)


       Net increase (decrease) in net
         assets from contract            -------------  ------------  -------------  --------------
         transactions                             508        (2,274)        17,776         141,071
                                         -------------  ------------  -------------  --------------

       Net increase (decrease) in net
         assets                                (1,359)       (2,027)        (1,060)     (1,302,269)

Net assets at beginning of period               9,228         8,776         71,955       8,386,323
                                         -------------  ------------  -------------  --------------
Net assets at end of period            $        7,869         6,749         70,895       7,084,054
                                         =============  ============  =============  ==============


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(1)   ORGANIZATION

      MetLife Variable Life Account One (the Separate Account), a unit investment trust registered under the Investment
      Company Act of 1940 as amended, was established by MetLife Financial Life Services Insurance Company (MLI) and
      exists in accordance with the regulations of the Missouri Department of Insurance. The Separate Account is a
      funding vehicle for variable life insurance policies issued by MLI.

      The Separate Account is divided into sub-accounts with the assets of each sub-account invested in corresponding portfolios of the following investment companies. Each investment company is a diversified, open-end, management investment company registered under the Investment Company Act of 1940 as amended. The sub-accounts available for investment may vary between variable life insurance policies offered for sale by MLI.

          Met Investors Series Trust (Met Investors):               Scudder Variable Series II (Scudder II)
                   Lord Abbett Growth and Income Portfolio              Small Cap Growth Portfolio
                   Bond Debenture Portfolio                             Small Cap Value Portfolio
                   Developing Growth Portfolio                          Government Securities Portfolio
                   Mid-Cap Value Portfolio                          MFS Variable Insurance Trust (MFS)
                   Quality Bond Portfolio                               MFS Research Series
                   Small Cap Stock Portfolio                            MFS Investors Trust Series
                   Enhanced Index Portfolio                             MFS Emerging Growth Series
                   Select Equity Portfolio                              MFS High Income Series
                   International Equity Portfolio                       MFS Global Governments Series
          General American Capital Company (GACC):                      MFS New Discovery
                   Money Market Fund                                Oppenheimer Variable Account Funds (Oppenheimer):
          Russell Insurance Funds (Russell):                            Oppenheimer Capital Appreciation Fund
                   Multi-Style Equity Fund                              Oppenheimer Main Street Growth & Income Fund
                   Aggressive Equity Fund                               Oppenheimer High Income Fund
                   Non-US Fund                                          Oppenheimer Bond Fund
                   Core Bond Fund                                       Oppenheimer Strategic Bond Fund
                   Real Estate Securities Fund                      Putnam Variable Trust (Putnam)
          AIM Variable Insurance Funds, Inc. (AIM):                     Putnam VT Growth and Income Fund
                   AIM V.I. Value Fund                                  Putnam VT New Value Fund
                   AIM V.I. Capital Appreciation Fund                   Putnam VT Vista Fund
                   AIM V.I. International Equity Fund                   Putnam VT International Growth Fund
          Alliance Variable Products Series Fund, Inc. (Alliance):      Putnam VT International New Opportunities Fund
                   Premier Growth Portfolio                         Franklin Templeton Variable Insurance Products Trust (Templeton)
                   Real Estate Investment Portfolio                     Templeton Global Income Securities Fund
          Liberty Variable Investment Trust (Liberty)                   Franklin Small Cap Fund
                   Newport Tiger Fund, Variable Series                  Templeton Growth Securities Fund
          Goldman Sachs Variable Insurance Trust (Goldman Sachs)        Templeton International Securities Fund
                   Growth and Income Fund                               Templeton Developing Markets Securities Fund
                   International Equity Fund                            Mutual Shares Securities Fund
                   Global Income Fund                                   Franklin Large Cap Growth Securities Fund
                   Internet Tollkeeper Fund

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(2)   SIGNIFICANT ACCOUNTING POLICIES

      (A) INVESTMENT VALUATION

          Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios, which value their investment securities at fair value. The average cost method is used to compute the realized gains and losses on the sale of portfolio shares owned by the sub-accounts. Income from dividends and gains from realized capital gain distributions are recorded on the ex-distribution date.

      (B) REINVESTMENT OF DISTRIBUTIONS

          With the exception of the GACC Money Market Fund, dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

          GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized capital gains are deemed to pass through to the Separate Account. As a result, GACC does not distribute dividends and realized capital gains. During December of each year, the accumulated net investment income and realized capital gains of the GACC Money Market Fund are allocated to the Separate Account by increasing the cost basis and recognizing a gain in the Separate Account.

      (C) FEDERAL INCOME TAXES

          The operations of the Separate Account are included in the federal income tax return of MLI which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, MLI believes it will be treated as the owner of the Separate Account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable life insurance policies. Based on this, no charge has been made to the Separate Account for federal income taxes. A charge may be made in future years for federal income taxes that would be attributable to the variable life insurance policies.


(3)   SEPARATE ACCOUNT EXPENSES

      For flexible premium variable universal life policies, MLI deducts a daily charge from the net assets of the Separate Account sub-accounts for the assumption of mortality and expense risks. The daily charge is equivalent on an annual basis to 0.55% for the first 10 policy years, 0.45% for policy years 11-20 and 0.35% thereafter.


(4)   CONTRACT CHARGES AND FEES

      There are contract charges and fees associated with the variable life insurance policies MLI deducts from the policy account value that reduce the return on investment. MLI sells single premium variable life (SPVL) and flexible premium variable universal life (FPVL) policies and the contract charges and fees vary.

      The insurance charges for SPVL policies include mortality and expense risk, administrative, tax expense and cost of insurance. These charges are deducted from the policy account value on a monthly basis. Withdrawals during the first 10 years may be subject to a contingent deferred sales charge. In addition, MLI deducts a deferred premium tax charge on premium surrendered during the first 10 years. MLI charges a $30 annual contract maintenance fee on policies with values less than $50,000. Subject to certain restrictions, policy owners may transfer accumulated value between the available Separate Account sub-accounts. MLI deducts a transfer fee on each transfer in excess of twelve transfers during a policy year. Transfers made in a dollar cost averaging program are not subject to the transfer fee. The insurance charges and fees are explained in the product prospectus.

      The insurance charges for FPVL policies include tax expense, selection and expense, monthly policy charge, cost of insurance and the charges for additional benefit riders. These charges are deducted from the policy account value on a monthly basis. MLI deducts a sales charge from each premium payment. In addition, MLI will deduct a contingent deferred sales charge during the first 10 years if certain conditions occur. Subject to certain restrictions, policy owners may transfer or withdraw accumulated value between the available Separate Account sub-accounts and the General Account. MLI deducts a fee on each transfer or withdrawal in excess of twelve transfers and withdrawals during a policy year. The insurance charges and fees are explained in the product prospectus.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(5)  COST BASIS OF INVESTMENTS
     The cost basis of each sub-account's investment follows:


     Met Investors Lord Abbett Growth and Income    $ 2,726,275          Scudder II Small Cap Growth                         $ 950
     Met Investors Bond Debenture                       410,423          Scudder II Small Cap Value                            146
     Met Investors Developing Growth                    480,523          Scudder II Government Securities                       23
     Met Investors Mid-Cap Value                        440,806          MFS Research                                       25,649
     Met Investors Quality Bond                         196,371          MFS Investors Trust Series                         24,280
     Met Investors Small Cap Stock                      313,509          MFS Emerging Growth                                 4,649
     Met Investors Enhanced Index                     1,243,408          MFS High Income                                     2,499
     Met Investors Select Equity                        995,123          MFS Global Governments                                106
     Met Investors International Equity                 266,856          MFS New Discovery                                     151
     GACC Money Market                                  193,236          Oppenheimer Capital Appreciation                      289
     Russell Multi-Style Equity                             103          Oppenheimer Main Street Growth & Income               283
     Russell Aggressive Equity                              108          Oppenheimer High Income                               110
     Russell Non-US                                         105          Oppenheimer Bond                                   11,461
     Russell Core Bond                                      108          Oppenheimer Strategic Bond                            106
     Russell Real Estate Securities                         107          Putnam VT Growth and Income                        36,698
     AIM V.I. Value                                     182,699          Putnam VT New Value                                   105
     AIM V.I. Capital Appreciation                      434,094          Putnam VT Vista                                    21,118
     AIM V.I. International Equity                       39,117          Putnam VT International Growth                     10,507
     Alliance Premier Growth                             45,634          Putnam VT International New Opportunities          17,075
     Alliance Real Estate Investment                     11,988          Templeton Global Income Securities                 56,530
     Liberty Newport Tiger Fund, Variable                 2,082          Franklin Small Cap                                122,265
     Goldman Sachs Growth and Income                      3,634          Templeton Growth Securities                        27,763
     Goldman Sachs International Equity                     201          Templeton International Securities                 70,096
     Goldman Sachs Global Income                         10,341          Templeton Developing Markets Securities            11,462
     Goldman Sachs Internet Tollkeeper                      172          Templeton Mutual Shares Securities                  6,667
                                                                         Franklin Large Cap Growth Securities              111,998
                                                                                                                      -------------
                                                                                                                       $ 8,560,009
                                                                                                                      =============

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(6)   UNIT FAIR VALUE

                                                                                              Sub-account
                                                           Commenced                    Accumulation Unit Value
                                                                           -----------------------------------------------------
                                                          Operations        9/30/01      12/31/00      12/31/99      12/31/98
                                                          ------------     -----------  ------------  ------------  ------------

      Single premium variable life policies (SPVL):
           Met Investors Lord Abbett Growth and Income       01/08/99       11.808519     14.273407     12.448204             -
           Met Investors Bond Debenture                      04/13/98       10.491297     10.699708     10.614338     10.262336
           Met Investors Developing Growth                   04/16/98        7.850820     10.593670     13.050371      9.855135
           Met Investors Large Cap Research                  05/04/98               -     15.506992     13.771430     10.972618
           Met Investors Mid-Cap Value                       03/23/98       14.684892     15.473303     10.119059      9.576906
           Met Investors Quality Bond                        04/13/98       12.551117     11.755302     10.551764     10.717509
           Met Investors Small Cap Stock                     04/13/98        8.733792     11.499103     12.850204      8.891377
           Met Investors Enhanced Index                      04/13/98       10.072351     12.629852     14.283064     12.135469
           Met Investors Select Equity                       03/23/98        9.662671     11.815526     12.600289     11.480648
           Met Investors International Equity                03/23/98        8.349337     11.299757     13.571289     10.560451
           GACC Money Market                                 02/26/98       12.130216     11.723325     11.013039     10.468518
           AIM V.I. Value                                    05/03/99        7.977825     10.049558     11.774189             -
           AIM V.I. Capital Appreciation                     07/19/99        8.041539     12.406258     13.925402             -
           AIM V.I. International Equity                     05/01/00        5.846517      8.007613             -             -
           Templeton Global Income Securities                07/19/99       10.755214     10.497353      9.970060             -
           Franklin Small Cap                                07/19/99        8.108553     11.824459     14.136079             -
           Templeton Growth Securities                       07/19/99       10.539345     11.828016     11.011283             -
           Templeton International Securities                07/19/99        8.199748     10.590540     10.827249             -
           Franklin Large Cap Growth Securities              07/19/99       10.310191     12.986543     12.333825             -
           Lord Abbett Growth and Income                     03/23/98               -             -             -     10.678727


                                                                                        Sub-account Accumulation Unit
                                                           Commenced                       Net Assets (in thousands)
                                                                           -----------------------------------------------------
                                                          Operations         9/30/01      12/31/00      12/31/99      12/31/98
                                                          ------------     ------------  ------------  ------------  -----------

      Single premium variable life policies (SPVL):
           Met Investors Lord Abbett Growth and Income       01/08/99            2,545         2,231         1,678            -
           Met Investors Bond Debenture                      04/13/98              359           348           411          166
           Met Investors Developing Growth                   04/16/98              333           445           346          135
           Met Investors Large Cap Research                  05/04/98                -           645           401          129
           Met Investors Mid-Cap Value                       03/23/98              498           462           242          161
           Met Investors Quality Bond                        04/13/98              194           165            86          134
           Met Investors Small Cap Stock                     04/13/98              236           291           212          122
           Met Investors Enhanced Index                      04/13/98              892         1,074           864          257
           Met Investors Select Equity                       03/23/98              733           901           870          478
           Met Investors International Equity                03/23/98              164           203           147           90
           GACC Money Market                                 02/26/98              194           726           491          451
           AIM V.I. Value                                    05/03/99              111           127            26            -
           AIM V.I. Capital Appreciation                     07/19/99              250           276             2            -
           AIM V.I. International Equity                     05/01/00               28             9             -            -
           Templeton Global Income Securities                07/19/99               57            48             -            -
           Franklin Small Cap                                07/19/99               78            80             -            -
           Templeton Growth Securities                       07/19/99               26             7             2            -
           Templeton International Securities                07/19/99               28            34             2            -
           Franklin Large Cap Growth Securities              07/19/99               71            72             -            -
           Lord Abbett Growth and Income                     03/23/98                -             -             -          663


                                                                                         Sub-account Accumulation Unit
                                                           Commenced                              Total Return
                                                                           ---------------------------------------------------------
                                                          Operations          9/30/01      12/31/00      12/31/99       12/31/98
                                                          ------------     -------------  ------------  ------------  --------------

      Single premium variable life policies (SPVL):
           Met Investors Lord Abbett Growth and Income       01/08/99           -17.27%        14.66%        11.41%               -
           Met Investors Bond Debenture                      04/13/98            -1.95%         0.80%         3.43%           0.78%
           Met Investors Developing Growth                   04/16/98           -25.89%       -18.82%        32.42%          -5.41%
           Met Investors Large Cap Research                  05/04/98                 -        12.60%        25.51%           4.31%
           Met Investors Mid-Cap Value                       03/23/98            -5.10%        52.91%         5.66%          -6.17%
           Met Investors Quality Bond                        04/13/98             6.77%        11.41%        -1.55%           6.22%
           Met Investors Small Cap Stock                     04/13/98           -24.05%       -10.51%        44.52%         -14.87%
           Met Investors Enhanced Index                      04/13/98           -20.25%       -11.57%        17.70%          13.96%
           Met Investors Select Equity                       03/23/98           -18.22%        -6.23%         9.75%           9.65%
           Met Investors International Equity                03/23/98           -26.11%       -16.74%        28.51%           1.80%
           GACC Money Market                                 02/26/98             3.47%         6.45%         5.20%           4.69%
           AIM V.I. Value                                    05/03/99           -20.62%       -14.65%        17.74%               -
           AIM V.I. Capital Appreciation                     07/19/99           -35.18%       -10.91%        28.36%               -
           AIM V.I. International Equity                     05/01/00           -26.99%       -19.92%             -               -
           Templeton Global Income Securities                07/19/99             2.46%         5.29%        -0.30%               -
           Franklin Small Cap                                07/19/99           -31.43%       -16.35%        41.36%               -
           Templeton Growth Securities                       07/19/99           -10.90%         7.42%        10.11%               -
           Templeton International Securities                07/19/99           -22.57%        -2.19%         8.27%               -
           Franklin Large Cap Growth Securities              07/19/99           -20.61%         5.29%        23.34%               -
           Lord Abbett Growth and Income                     03/23/98                 -             -             -           2.09%

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(6)   UNIT FAIR VALUE, CONTINUED

                                                                                               Sub-account
                                                           Commenced                      Accumulation Unit Value
                                                                           -----------------------------------------------------
                                                          Operations        9/30/01      12/31/00      12/31/99      12/31/98
                                                          ------------     -----------  ------------  ------------  ------------
      Flexible premium variable universal life policies (FPVUL):
           Met Investors Lord Abbett Growth and Income       05/01/00        9.363798     11.365063             -             -
           Met Investors Bond Debenture                      05/01/00        9.737990      9.972387             -             -
           Met Investors Developing Growth                   05/01/00        6.491123      8.795134             -             -
           Met Investors Large Cap Research                  05/01/00               -     11.494327             -             -
           Met Investors Mid-Cap Value                       05/01/00       12.615875     13.347979             -             -
           Met Investors Quality Bond                        05/01/00       11.598004     10.907389             -             -
           Met Investors Small Cap Stock                     05/01/00        6.964769      9.207861             -             -
           Met Investors Enhanced Index                      05/01/00        7.027668      8.848455             -             -
           Met Investors Select Equity                       05/01/00        7.587703      9.316547             -             -
           Met Investors International Equity                05/01/00        6.363060      8.647153             -             -
           GACC Money Market                                 11/29/99       10.960596     10.636600     10.047103             -
           Russell Multi-Style Equity                        05/01/00        6.932065      9.002885             -             -
           Russell Aggressive Equity                         05/01/00        7.737930      9.508158             -             -
           Russell Non-US                                    05/01/00        6.560771      8.990796             -             -
           Russell Core Bond                                 05/01/00       11.513389     10.778364             -             -
           Russell Real Estate Securities                    05/01/00       12.068139     11.655683             -             -
           AIM V.I. Value                                    05/01/00        6.358807      8.043170             -             -
           AIM V.I. Capital Appreciation                     05/01/00        5.402047      8.368587             -             -
           AIM V.I. International Equity                     05/01/00        5.801235      7.978430             -             -
           Alliance Premier Growth                           05/01/00        5.685539      7.914624             -             -
           Alliance Real Estate Investment                   05/01/00       11.903506     11.309318             -             -
           Liberty Newport Tiger Fund, Variable              05/01/00        5.969113      8.809653             -             -
           Goldman Sachs Growth and Income                   05/01/00        7.778338      9.401603             -             -
           Goldman Sachs International Equity                05/01/00        6.353202      8.789453             -             -
           Goldman Sachs Global Income                       05/01/00       11.105575     10.648936             -             -
           Gol.dman Sachs Internet Tollkeeper                07/03/00        3.486170      6.539632             -             -
           Scudder II Small Cap Growth                       05/01/00        4.808272      8.432102             -             -
           Scudder II Small Cap Value                        05/01/00       10.521075     10.430869             -             -


                                                                                        Sub-account Accumulation Unit
                                                           Commenced                      Net Assets (in thousands)
                                                                           -----------------------------------------------------
                                                          Operations         9/30/01      12/31/00      12/31/99      12/31/98
                                                          ------------     ------------  ------------  ------------  -----------

      Flexible premium variable universal life policies (FPVUL):
           Met Investors Lord Abbett Growth and Income       05/01/00                7             4             -            -
           Met Investors Bond Debenture                      05/01/00                1             1             -            -
           Met Investors Developing Growth                   05/01/00               18            23             -            -
           Met Investors Large Cap Research                  05/01/00                -             2             -            -
           Met Investors Mid-Cap Value                       05/01/00               19            26             -            -
           Met Investors Quality Bond                        05/01/00               11            10             -            -
           Met Investors Small Cap Stock                     05/01/00                -             -             -            -
           Met Investors Enhanced Index                      05/01/00               12            11             -            -
           Met Investors Select Equity                       05/01/00                -             -             -            -
           Met Investors International Equity                05/01/00                -             -             -            -
           GACC Money Market                                 11/29/99                -             -             -            -
           Russell Multi-Style Equity                        05/01/00                -             -             -            -
           Russell Aggressive Equity                         05/01/00                -             -             -            -
           Russell Non-US                                    05/01/00                -             -             -            -
           Russell Core Bond                                 05/01/00                -             -             -            -
           Russell Real Estate Securities                    05/01/00                -             -             -            -
           AIM V.I. Value                                    05/01/00               16            14             -            -
           AIM V.I. Capital Appreciation                     05/01/00                5             5             -            -
           AIM V.I. International Equity                     05/01/00                1             2             -            -
           Alliance Premier Growth                           05/01/00               28            31             -            -
           Alliance Real Estate Investment                   05/01/00               13            14             -            -
           Liberty Newport Tiger Fund, Variable              05/01/00                1             2             -            -
           Goldman Sachs Growth and Income                   05/01/00                3             4             -            -
           Goldman Sachs International Equity                05/01/00                -             -             -            -
           Goldman Sachs Global Income                       05/01/00               10             9             -            -
           Gol.dman Sachs Internet Tollkeeper                07/03/00                -             -             -            -
           Scudder II Small Cap Growth                       05/01/00                4             8             -            -
           Scudder II Small Cap Value                        05/01/00                2             2             -            -


                                                                                        Sub-account Accumulation Unit
                                                           Commenced                             Total Return
                                                                           --------------------------------------------------------
                                                          Operations         9/30/01      12/31/00      12/31/99       12/31/98
                                                          ------------     ------------  ------------  ------------  --------------

      Flexible premium variable universal life policies (FPVUL):
           Met Investors Lord Abbett Growth and Income       05/01/00          -17.61%        13.65%             -               -
           Met Investors Bond Debenture                      05/01/00           -2.35%        -0.28%             -               -
           Met Investors Developing Growth                   05/01/00          -26.20%       -12.05%             -               -
           Met Investors Large Cap Research                  05/01/00                -        14.94%             -               -
           Met Investors Mid-Cap Value                       05/01/00           -5.48%        33.48%             -               -
           Met Investors Quality Bond                        05/01/00            6.33%         9.07%             -               -
           Met Investors Small Cap Stock                     05/01/00          -24.36%        -7.92%             -               -
           Met Investors Enhanced Index                      05/01/00          -20.58%       -11.52%             -               -
           Met Investors Select Equity                       05/01/00          -18.56%        -6.83%             -               -
           Met Investors International Equity                05/01/00          -26.41%       -13.53%             -               -
           GACC Money Market                                 11/29/99            3.05%         5.87%         0.47%               -
           Russell Multi-Style Equity                        05/01/00          -23.00%        -9.97%             -               -
           Russell Aggressive Equity                         05/01/00          -18.62%        -4.92%             -               -
           Russell Non-US                                    05/01/00          -27.03%       -10.09%             -               -
           Russell Core Bond                                 05/01/00            6.82%         7.78%             -               -
           Russell Real Estate Securities                    05/01/00            3.54%        16.56%             -               -
           AIM V.I. Value                                    05/01/00          -20.94%       -19.57%             -               -
           AIM V.I. Capital Appreciation                     05/01/00          -35.45%       -16.31%             -               -
           AIM V.I. International Equity                     05/01/00          -27.29%       -20.22%             -               -
           Alliance Premier Growth                           05/01/00          -28.16%       -20.85%             -               -
           Alliance Real Estate Investment                   05/01/00            5.25%        13.09%             -               -
           Liberty Newport Tiger Fund, Variable              05/01/00          -32.24%       -11.90%             -               -
           Goldman Sachs Growth and Income                   05/01/00          -17.27%        -5.98%             -               -
           Goldman Sachs International Equity                05/01/00          -27.72%       -12.11%             -               -
           Goldman Sachs Global Income                       05/01/00            4.29%         6.49%             -               -
           Gol.dman Sachs Internet Tollkeeper                07/03/00          -46.69%       -34.60%             -               -
           Scudder II Small Cap Growth                       05/01/00          -42.98%       -15.68%             -               -
           Scudder II Small Cap Value                        05/01/00            0.86%         4.31%             -               -

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(6)   UNIT FAIR VALUE, CONTINUED

                                                                                                Sub-account
                                                           Commenced                      Accumulation Unit Value
                                                                           -----------------------------------------------------
                                                          Operations        9/30/01      12/31/00      12/31/99      12/31/98
                                                          ------------     -----------  ------------  ------------  ------------

      Flexible premium variable universal life policies (FPVUL), continued:
           Scudder II Government Securities                  05/01/00       11.642603     10.858457             -             -
           MFS Research                                      05/01/00        6.259250      8.963784             -             -
           MFS Growth with Income                            05/01/00        7.675142      9.916426             -             -
           MFS Emerging Growth                               05/01/00        4.370881      8.048986             -             -
           MFS High Income                                   05/01/00        8.926090      9.284257             -             -
           MFS Global Governments                            05/01/00       10.998625     10.542896             -             -
           MFS New Discovery                                 09/01/00        6.467349      8.622034             -             -
           Oppenheimer Capital Appreciation                  05/01/00        6.809951      9.037208             -             -
           Oppenheimer Main Street Growth & Income           05/01/00        7.485148      9.021560             -             -
           Oppenheimer High Income                           05/01/00        9.326249      9.742885             -             -
           Oppenheimer Bond                                  05/01/00       11.522623     10.564621             -             -
           Oppenheimer Strategic Bond                        05/01/00       10.215373     10.202909             -             -
           Putnam VT Growth and Income                       05/01/00        9.517780     10.867548             -             -
           Putnam VT New Value                               05/01/00       11.127418     11.965271             -             -
           Putnam VT Vista                                   05/01/00        4.416013      8.370416             -             -
           Putnam VT International Growth                    05/01/00        6.698471      9.143180             -             -
           Putnam VT International New Opportunities         05/01/00        4.377859      6.637508             -             -
           Franklin Small Cap                                05/01/00        5.724128      8.381854             -             -
           Templeton International Securities                05/01/00        7.923117     10.275495             -             -
           Templeton Developing Markets Securities           05/01/00        6.523940      8.072320             -             -
           Templeton Mutual Shares Securities                05/01/00       11.062196     11.041421             -             -



                                                                                          Sub-account Accumulation Unit
                                                           Commenced                        Net Assets (in thousands)
                                                                             -----------------------------------------------------
                                                          Operations           9/30/01      12/31/00      12/31/99      12/31/98
                                                          ------------       ------------  ------------  ------------  -----------

      Flexible premium variable universal life policies (FPVUL), continued:
           Scudder II Government Securities                  05/01/00                  -             -             -            -
           MFS Research                                      05/01/00                 14            11             -            -
           MFS Growth with Income                            05/01/00                 18            17             -            -
           MFS Emerging Growth                               05/01/00                  2             3             -            -
           MFS High Income                                   05/01/00                  2             2             -            -
           MFS Global Governments                            05/01/00                  -             -             -            -
           MFS New Discovery                                 09/01/00                  -             -             -            -
           Oppenheimer Capital Appreciation                  05/01/00                  -             -             -            -
           Oppenheimer Main Street Growth & Income           05/01/00                  -             -             -            -
           Oppenheimer High Income                           05/01/00                  -             -             -            -
           Oppenheimer Bond                                  05/01/00                 12            11             -            -
           Oppenheimer Strategic Bond                        05/01/00                  -             -             -            -
           Putnam VT Growth and Income                       05/01/00                 33            28             -            -
           Putnam VT New Value                               05/01/00                  -             -             -            -
           Putnam VT Vista                                   05/01/00                 10            16             -            -
           Putnam VT International Growth                    05/01/00                  7             7             -            -
           Putnam VT International New Opportunities         05/01/00                  8            13             -            -
           Franklin Small Cap                                05/01/00                  -             -             -            -
           Templeton International Securities                05/01/00                 16            20             -            -
           Templeton Developing Markets Securities           05/01/00                  8             9             -            -
           Templeton Mutual Shares Securities                05/01/00                  7             9             -            -



                                                                                         Sub-account Accumulation Unit
                                                           Commenced                             Total Return
                                                                           ---------------------------------------------------------
                                                          Operations          9/30/01      12/31/00      12/31/99       12/31/98
                                                          ------------     -------------  ------------  ------------  --------------

      Flexible premium variable universal life policies (FPVUL), continued:
           Scudder II Government Securities                  05/01/00             7.22%         8.58%             -               -
           MFS Research                                      05/01/00           -30.17%       -10.36%             -               -
           MFS Growth with Income                            05/01/00           -22.60%        -0.84%             -               -
           MFS Emerging Growth                               05/01/00           -45.70%       -19.51%             -               -
           MFS High Income                                   05/01/00            -3.86%        -7.16%             -               -
           MFS Global Governments                            05/01/00             4.32%         5.43%             -               -
           MFS New Discovery                                 09/01/00           -24.99%       -13.78%             -               -
           Oppenheimer Capital Appreciation                  05/01/00           -24.65%        -9.63%             -               -
           Oppenheimer Main Street Growth & Income           05/01/00           -17.03%        -9.78%             -               -
           Oppenheimer High Income                           05/01/00            -4.28%        -2.57%             -               -
           Oppenheimer Bond                                  05/01/00             9.07%         5.65%             -               -
           Oppenheimer Strategic Bond                        05/01/00             0.12%         2.03%             -               -
           Putnam VT Growth and Income                       05/01/00           -12.42%         8.68%             -               -
           Putnam VT New Value                               05/01/00            -7.00%        19.65%             -               -
           Putnam VT Vista                                   05/01/00           -47.24%       -16.30%             -               -
           Putnam VT International Growth                    05/01/00           -26.74%        -8.57%             -               -
           Putnam VT International New Opportunities         05/01/00           -34.04%       -33.62%             -               -
           Franklin Small Cap                                05/01/00           -31.71%       -16.18%             -               -
           Templeton International Securities                05/01/00           -22.89%         2.75%             -               -
           Templeton Developing Markets Securities           05/01/00           -19.18%       -19.28%             -               -
           Templeton Mutual Shares Securities                05/01/00             0.19%        10.41%             -               -

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION)
      The realized gain (loss) on the sale of fund shares and the change in unrealized appreciation (depreciation)
      for each sub-account during the period ended September 30, 2001 and the years ending December 31, 2000,
      December 31, 1999 and December 31, 1998 follows:

                                                                                          Realized Gain (Loss)
                                                                 ---------------------------------------------------------------
                                                                     Aggregate             Aggregate Cost
                                                   Year or        Proceeds from Sales      of Fund Shares           Realized
                                                    Period         of Fund Shares             Redeemed             Gain (Loss)
                                                  ----------     ------------------      -------------------     ---------------


      Met Investors Lord Abbett Growth and Income      2001               $ 98,245                 $ 91,025             $ 7,220
                                                       2000                158,921                  145,034              13,887
                                                       1999                 98,255                   97,085               1,170
                                                       1998                      -                        -                   -

      Met Investors Bond Debenture                     2001                 11,409                   11,763                (354)
                                                       2000                112,082                  109,886               2,196
                                                       1999                  4,688                    4,644                  44
                                                       1998                    527                      527                   -

      Met Investors Developing Growth                  2001                 35,040                   41,815              (6,775)
                                                       2000                  8,316                    7,392                 924
                                                       1999                 15,912                   13,090               2,822
                                                       1998                  1,194                    1,250                 (56)

      Met Investors Large Cap Research                 2001                654,780                  580,468              74,312
                                                       2000                 68,613                   60,630               7,983
                                                       1999                 12,192                   10,598               1,594
                                                       1998                  1,809                    1,868                 (59)

      Met Investors Mid-Cap Value                      2001                 61,588                   43,472              18,116
                                                       2000                 20,365                   16,137               4,228
                                                       1999                 17,534                   15,691               1,843
                                                       1998                  1,646                    1,706                 (60)

      Met Investors Quality Bond                       2001                 11,778                   11,214                 564
                                                       2000                  3,084                    3,102                 (18)
                                                       1999                 97,215                   98,374              (1,159)
                                                       1998                    890                      882                   8

      Met Investors Small Cap Stock                    2001                  4,638                    4,806                (168)
                                                       2000                 12,049                    9,061               2,988
                                                       1999                  6,684                    5,547               1,137
                                                       1998                  3,110                    2,852                 258

      Met Investors Enhanced Index                     2001                 41,918                   49,078              (7,160)
                                                       2000                 73,693                   68,461               5,232
                                                       1999                 49,866                   43,464               6,402
                                                       1998                  4,336                    3,869                 467

      Met Investors Select Equity                      2001                 21,574                   24,060              (2,486)
                                                       2000                 87,788                   85,185               2,603
                                                       1999                 79,613                   77,125               2,488
                                                       1998                  2,999                    2,888                 111

      Met Investors International Equity               2001                  3,048                    3,926                (878)
                                                       2000                  8,181                    7,648                 533
                                                       1999                 19,787                   18,422               1,365
                                                       1998                  3,171                    3,287                (116)

      GACC Money Market                                2001                834,824                  852,643             (17,819)
                                                       2000              3,314,082                3,269,947              44,135
                                                       1999              2,543,802                2,519,093              24,709
                                                       1998              2,041,400                2,029,315              12,085

      Russell Multi-Style Equity                       2001                      -                        -                   -
                                                       2000                      -                        -                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Russell Aggressive Equity                        2001                      -                        -                   -
                                                       2000                      -                        -                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Russell Non-U.S.                                 2001                      -                        -                   -
                                                       2000                      -                        -                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -


METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                                          Realized Gain (Loss)
                                                                 ---------------------------------------------------------------
                                                                     Aggregate             Aggregate Cost
                                                   Year or        Proceeds from Sales      of Fund Shares           Realized
                                                    Period         of Fund Shares             Redeemed             Gain (Loss)
                                                  ----------     ------------------      -------------------     ---------------


      Russell Core Bond                                2001                    $ -                      $ -                 $ -
                                                       2000                      -                        -                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Russell Real Estate Securities                   2001                      -                        -                   -
                                                       2000                      -                        -                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -


      AIM V.I. Value                                   2001                 24,361                   34,473             (10,112)
                                                       2000                 16,376                   15,668                 708
                                                       1999                    218                      188                  30
                                                       1998                      -                        -                   -


      AIM V.I. Capital Appreciation                    2001                 26,973                   35,663              (8,690)
                                                       2000                  4,133                    4,173                 (40)
                                                       1999                      8                        7                   1
                                                       1998                      -                        -                   -


      AIM V.I. International Equity                    2001                  1,303                    1,578                (275)
                                                       2000                    338                      378                 (40)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Alliance Premier Growth                          2001                  3,097                    4,286              (1,189)
                                                       2000                  1,906                    2,066                (160)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -


      Alliance Real Estate Investment                  2001                  1,635                    1,506                 129
                                                       2000                    767                      755                  12
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -


      Liberty Newport Tiger Fund, Variable             2001                    468                      624                (156)
                                                       2000                    286                      304                 (18)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -


      Goldman Sachs Growth and Income                  2001                  1,027                    1,206                (179)
                                                       2000                    744                      774                 (30)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Goldman Sachs International                      2001                     46                       57                 (11)
                                                       2000                      -                        -                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -


      Goldman Sachs Global Income                      2001                    620                      625                  (5)
                                                       2000                    310                      304                   6
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Goldman Sachs Internet Tollkeeper                2001                     43                       63                 (20)
                                                       2000                      1                        1                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Scudder II Small Cap Growth                      2001                  6,126                    9,470              (3,344)
                                                       2000                    388                      385                   3
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -


METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                                          Realized Gain (Loss)
                                                                 ---------------------------------------------------------------
                                                                     Aggregate             Aggregate Cost
                                                   Year or        Proceeds from Sales      of Fund Shares           Realized
                                                    Period         of Fund Shares             Redeemed             Gain (Loss)
                                                  ----------     ------------------      -------------------     ---------------


      Scudder II Small Cap Value                       2001                $ 2,718                  $ 2,121               $ 597
                                                       2000                    593                      582                  11
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Scudder II Government Securities                 2001                    120                      112                   8
                                                       2000                      -                        -                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      MFS Research                                     2001                  2,465                    3,684              (1,219)
                                                       2000                  1,195                    1,191                   4
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      MFS Growth and Income                            2001                  2,306                    2,811                (505)
                                                       2000                  1,088                    1,090                  (2)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      MFS Emerging Growth                              2001                    629                      924                (295)
                                                       2000                    302                      324                 (22)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      MFS High Income                                  2001                    632                      813                (181)
                                                       2000                    406                      419                 (13)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      MFS Global Governments                           2001                     51                       49                   2
                                                       2000                      -                        -                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      MFS New Discovery                                2001                     16                       20                  (4)
                                                       2000                      -                        -                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Oppenheimer Main Street Growth & Income          2001                     99                      108                  (9)
                                                       2000                    140                      140                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Oppenheimer Capital Appreciation                 2001                     16                       20                  (4)
                                                       2000                      -                       10                 (10)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Oppenheimer High Income                          2001                      -                        -                   -
                                                       2000                      -                        -                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Oppenheimer Bond                                 2001                    344                      329                  15
                                                       2000                    141                      137                   4
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Oppenheimer Strategic Bond                       2001                      -                        -                   -
                                                       2000                      -                        -                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Putnam VT Growth and Income                      2001                  4,731                    4,635                  96
                                                       2000                  1,192                    1,139                  53
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -


METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                                          Realized Gain (Loss)
                                                                 ---------------------------------------------------------------
                                                                     Aggregate             Aggregate Cost
                                                   Year or        Proceeds from Sales      of Fund Shares           Realized
                                                    Period         of Fund Shares             Redeemed             Gain (Loss)
                                                  ----------     ------------------      -------------------     ---------------


      Putnam VT New Value                              2001                    $ -                      $ -                 $ -
                                                       2000                      -                        -                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Putnam VT Vista                                  2001                    512                      804                (292)
                                                       2000                    325                      326                  (1)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Putnam VT International Growth                   2001                    244                      307                 (63)
                                                       2000                     64                       67                  (3)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Putnam VT International New Opportunities        2001                    312                      554                (242)
                                                       2000                    181                      204                 (23)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Templeton Global Income Securities               2001                    773                      787                 (14)
                                                       2000                    983                    1,029                 (46)
                                                       1999                      -                        -                   -

      Franklin Small Cap                               2001                  1,676                    2,152                (476)
                                                       2000                  1,302                    1,305                  (3)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Templeton Growth Securities                      2001                    958                      981                 (23)
                                                       2000                    266                      279                 (13)
                                                       1999                      8                        8                   -
                                                       1998                      -                        -                   -

      Templeton International Securities               2001                  1,454                    1,703                (249)
                                                       2000                    649                      660                 (11)
                                                       1999                      8                        8                   -
                                                       1998                      -                        -                   -

      Templeton Developing Markets Securities          2001                    286                      356                 (70)
                                                       2000                    105                      115                 (10)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Templeton Mutual Shares Securities               2001                  2,501                    2,216                 285
                                                       2000                     77                       74                   3
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Franklin Large Cap Growth Securities             2001                  1,433                    1,732                (299)
                                                       2000                  1,902                    1,902                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Lord Abbett Growth and Income                    2001                      -                        -                   -
                                                       2000                      -                        -                   -
                                                       1999                694,610                  638,423              56,187
                                                       1998                  3,786                    3,746                  40

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                              Unrealized Appreciation (Depreciation)
                                                                 ---------------------------------------------------------------
                                                                    Appreciation            Appreciation
                                                   Year or         (Depreciation)          (Depreciation)
                                                    Period         End of Period          Beginning of Period        Change
                                                  ----------     ------------------      -------------------     ---------------


      Met Investors Lord Abbett Growth and Income      2001             $ (174,658)               $ 364,970          $ (539,628)
                                                       2000                364,970                  140,732             224,238
                                                       1999                140,732                        -             140,732
                                                       1998                      -                        -                   -

      Met Investors Bond Debenture                     2001                (50,718)                 (13,564)            (37,154)
                                                       2000                (13,564)                   7,497             (21,061)
                                                       1999                  7,497                    5,181               2,316
                                                       1998                  5,181                        -               5,181

      Met Investors Developing Growth                  2001               (129,673)                 (12,271)           (117,402)
                                                       2000                (12,271)                  88,047            (100,318)
                                                       1999                 88,047                   21,898              66,149
                                                       1998                 21,898                        -              21,898

      Met Investors Large Cap Research                 2001                      -                   97,284             (97,284)
                                                       2000                 97,284                   72,857              24,427
                                                       1999                 72,857                   11,811              61,046
                                                       1998                 11,811                        -              11,811

      Met Investors Mid-Cap Value                      2001                 76,562                  171,232             (94,670)
                                                       2000                171,232                   20,332             150,900
                                                       1999                 20,332                   12,587               7,745
                                                       1998                 12,587                        -              12,587

      Met Investors Quality Bond                       2001                  8,666                    6,114               2,552
                                                       2000                  6,114                   (2,123)              8,237
                                                       1999                 (2,123)                     255              (2,378)
                                                       1998                    255                        -                 255

      Met Investors Small Cap Stock                    2001                (77,536)                  35,255            (112,791)
                                                       2000                 35,255                   81,861             (46,606)
                                                       1999                 81,861                   18,574              63,287
                                                       1998                 18,574                        -              18,574

      Met Investors Enhanced Index                     2001               (339,364)                (109,732)           (229,632)
                                                       2000               (109,732)                 106,009            (215,741)
                                                       1999                106,009                   44,695              61,314
                                                       1998                 44,695                        -              44,695

      Met Investors Select Equity                      2001               (262,598)                 (79,918)           (182,680)
                                                       2000                (79,918)                  46,891            (126,809)
                                                       1999                 46,891                   65,356             (18,465)
                                                       1998                 65,356                        -              65,365

      Met Investors International Equity               2001               (102,846)                 (21,978)            (80,868)
                                                       2000                (21,978)                  30,034             (52,012)
                                                       1999                 30,034                    1,778              28,256
                                                       1998                  1,778                        -               1,778

      GACC Money Market                                2001                    760                  (31,157)             31,917
                                                       2000                (31,157)                  11,821             (42,978)
                                                       1999                 11,821                    4,240               7,581
                                                       1998                  4,240                        -               4,240

      Russell Multi-Style Equity                       2001                    (33)                     (11)                (22)
                                                       2000                    (11)                       -                 (11)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Russell Aggressive Equity                        2001                    (30)                     (13)                (17)
                                                       2000                    (13)                       -                 (13)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Russell Non-U.S.                                 2001                    (39)                     (15)                (24)
                                                       2000                    (15)                       -                 (15)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                               Unrealized Appreciation (Depreciation)
                                                                 ---------------------------------------------------------------
                                                                    Appreciation            Appreciation
                                                   Year or         (Depreciation)          (Depreciation)
                                                    Period         End of Period          Beginning of Period        Change
                                                  ----------     ------------------      -------------------     ---------------


      Russell Core Bond                                2001                    $ 8                      $ 4                 $ 4
                                                       2000                      4                        -                   4
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Russell Real Estate Securities                   2001                     15                       13                   2
                                                       2000                     13                        -                  13
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      AIM V.I. Value                                   2001                (56,050)                 (31,186)            (24,864)
                                                       2000                (31,186)                   2,049             (33,235)
                                                       1999                  2,049                        -               2,049
                                                       1998                      -                        -                   -

      AIM V.I. Capital Appreciation                    2001               (179,204)                 (58,850)           (120,354)
                                                       2000                (58,850)                     300             (59,150)
                                                       1999                    300                        -                 300
                                                       1998                      -                        -                   -

      AIM V.I. International Equity                    2001                 (9,893)                  (2,276)             (7,617)
                                                       2000                 (2,276)                       -              (2,276)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Alliance Premier Growth                          2001                (18,072)                  (7,489)            (10,583)
                                                       2000                 (7,489)                       -              (7,489)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Alliance Real Estate Investment                  2001                    969                      811                 158
                                                       2000                    811                        -                 811
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Liberty Newport Tiger Fund, Variable             2001                   (866)                    (391)               (475)
                                                       2000                   (391)                       -                (391)
                                                       1999                      -                        -                   -
                                                       1998

      Goldman Sachs Growth and Income                  2001                   (840)                    (361)               (479)
                                                       2000                   (361)                       -                (361)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Goldman Sachs International Equity               2001                    (47)                     (17)                (30)
                                                       2000                    (17)                       -                 (17)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Goldman Sachs Global Income                      2001                    103                     (352)                455
                                                       2000                   (352)                       -                (352)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Goldman Sachs Internet Tollkeeper                2001                    (72)                     (34)                (38)
                                                       2000                    (34)                       -                   -
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Scudder II Small Cap Growth                      2001                  3,291                   (1,360)              4,651
                                                       2000                 (1,360)                       -              (1,360)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Scudder II Small Cap Value                       2001                  1,429                      152               1,277
                                                       2000                    152                        -                 152
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                               Unrealized Appreciation (Depreciation)
                                                                 ---------------------------------------------------------------
                                                                    Appreciation            Appreciation
                                                   Year or         (Depreciation)          (Depreciation)
                                                    Period         End of Period          Beginning of Period        Change
                                                  ----------     ------------------      -------------------     ---------------


      Scudder II Government Securities                 2001                  $ 121                      $ 9               $ 112
                                                       2000                      9                        -                   9
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      MFS Research                                     2001                (11,516)                    (975)            (10,541)
                                                       2000                   (975)                       -                (975)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      MFS Growth with Income                           2001                 (6,541)                    (147)             (6,394)
                                                       2000                   (147)                       -                (147)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      MFS Emerging Growth                              2001                 (2,233)                    (519)             (1,714)
                                                       2000                   (519)                       -                (519)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      MFS High Income                                  2001                   (887)                    (165)               (722)
                                                       2000                   (165)                       -                (165)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      MFS Global Governments                           2001                      5                        6                  (1)
                                                       2000                      6                        -                   6
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      MFS New Discovery                                2001                    (56)                     (14)                (42)
                                                       2000                    (14)                       -                 (14)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Oppenheimer Main Street Growth and Income        2001                    (48)                     (10)                (38)
                                                       2000                    (10)                       -                 (10)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Oppenheimer Capital Appreciation                 2001                    (75)                     (11)                (64)
                                                       2000                    (11)                       -                 (11)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Oppenheimer High Income                          2001                    (16)                      (2)                (14)
                                                       2000                     (2)                       -                  (2)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Oppenheimer Bond                                 2001                    690                      519                 171
                                                       2000                    519                        -                 519
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Oppenheimer Strategic Bond                       2001                     (3)                       2                  (5)
                                                       2000                      2                        -                   2
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Putnam VT Growth and Income                      2001                 (3,225)                   2,354              (5,579)
                                                       2000                  2,354                        -               2,354
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Putnam VT New Value                              2001                      7                       20                 (13)
                                                       2000                     20                        -                  20
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -



METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                                Unrealized Appreciation (Depreciation)
                                                                 ---------------------------------------------------------------
                                                                    Appreciation            Appreciation
                                                   Year or         (Depreciation)          (Depreciation)
                                                    Period         End of Period          Beginning of Period        Change
                                                  ----------     ------------------      -------------------     ---------------


      Putnam VT Vista                                  2001              $ (11,490)                $ (2,351)           $ (9,139)
                                                       2000                 (2,351)                       -              (2,351)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Putnam VT International Growth                   2001                 (3,503)                    (429)             (3,074)
                                                       2000                   (429)                       -                (429)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Putnam VT International New Opportunities        2001                 (8,893)                  (4,874)             (4,019)
                                                       2000                 (4,874)                       -              (4,874)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Templeton Global Income Securities               2001                      4                      162                (158)
                                                       2000                    162                        -                 162
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Franklin Small Cap                               2001                (44,637)                 (12,409)            (32,228)
                                                       2000                (12,409)                      41             (12,450)
                                                       1999                     41                        -                  41
                                                       1998                      -                        -                   -

      Templeton Growth Securities                      2001                 (2,119)                       5              (2,124)
                                                       2000                      5                      160                (155)
                                                       1999                    160                        -                 160
                                                       1998                      -                        -                   -

      Templeton International Securities               2001                (26,025)                    (519)            (25,506)
                                                       2000                   (519)                     167                (686)
                                                       1999                    167                        -                 167
                                                       1998                      -                        -                   -

      Templeton Developing Markets Securities          2001                 (3,595)                  (1,747)             (1,848)
                                                       2000                 (1,747)                       -              (1,747)
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Templeton Mutual Shares Securities               2001                     88                      844                (756)
                                                       2000                    844                        -                 844
                                                       1999                      -                        -                   -
                                                       1998                      -                        -                   -

      Franklin Large Cap Growth Securities             2001                (41,103)                  (3,436)            (37,667)
                                                       2000                 (3,436)                      23              (3,459)
                                                       1999                     23                        -                  23
                                                       1998                      -                        -                   -

      Lord Abbett Growth and Income                    2001                      -                        -                   -
                                                       2000                      -                        -                   -
                                                       1999                      -                   25,472             (25,472)
                                                       1998                 25,472                        -              25,472

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(8)   SUB-ACCOUNT UNITS OUTSTANDING

                                                           9/30/01            12/31/00            12/31/99           12/31/98
                                                       -----------------  -----------------   -----------------  -----------------

      Accumulation Units:
         Single premium variable life policies (SPVL):
           Met Investors Lord Abbett Growth and Income          215,514            156,278             134,762                  -
           Met Investors Bond Debenture                          34,224             32,553              38,749             16,194
           Met Investors Developing Growth                       42,429             42,018              26,493             13,726
           Met Investors Large Cap Research                           -             41,571              29,120             11,784
           Met Investors Mid-Cap Value                           33,911             29,869              23,875             16,852
           Met Investors Quality Bond                            15,483             14,010               8,134             12,494
           Met Investors Small Cap Stock                         27,009             25,308              16,533             13,665
           Met Investors Large Cap Stock                         88,596             85,046              60,489             21,202
           Met Investors Select Equity                           75,802             76,254              69,034             41,611
           Met Investors International Equity                    19,633             17,928              10,864              8,549
           GACC Money Market                                     15,974             61,893              44,548             43,101
           AIM V.I. Value                                        13,839             12,683               2,202                  -
           AIM V.I. Capital Appreciation                         31,033             22,246                 176                  -
           AIM V.I. International Equity                          4,756              1,139                   -                  -
           Templeton Global Income Securities                     5,256              4,562                  10                  -
           Franklin Small Cap                                     9,566              6,760                  10                  -
           Templeton Growth Securities                            2,433                621                 205                  -
           Templeton International Securities                     3,458              3,252                 209                  -
           Franklin Large Cap Growth Securities                   6,876              5,541                  10                  -
           Lord Abbett Growth and Income                              -                  -                   -             62,078


      Accumulation Units:
         Flexible premium variable universal life (FPVUL):                                                                      -
           Met Investors Lord Abbett Growth and Income              715                382                   -                  -
           Met Investors Bond Debenture                              66                 60                   -                  -
           Met Investors Developing Growth                        2,735              2,628                   -                  -
           Met Investors Large Cap Research                           -                215                   -                  -
           Met Investors Mid-Cap Value                            1,535              1,913                   -                  -
           Met Investors Quality Bond                               922                941                   -                  -
           Met Investors Small Cap Stock                             12                 10                   -                  -
           Met Investors Large Cap Stock                          1,662              1,283                   -                  -
           Met Investors Select Equity                               10                 10                   -                  -
           Met Investors International Equity                        13                 10                   -                  -
           GACC Money Market                                         21                 10                  10                  -
           Russell Multi-Style Equity                                10                 10                   -                  -
           Russell Aggressive Equity                                 10                 10                   -                  -
           Russell Non-US                                            10                 10                   -                  -
           Russell Core Bond                                         10                 10                   -                  -
           Russell Real Estate Securities                            10                 10                   -                  -
           AIM V.I. Value                                         2,555              1,678                   -                  -
           AIM V.I. Capital Appreciation                            984                655                   -                  -
           AIM V.I. International Equity                            242                287                   -                  -
                                                                                                                                -





METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
September 30, 2001
Unaudited


(8)   UNITS OUTSTANDING, CONTINUED:

                                                           9/30/01            12/31/00            12/31/99           12/31/98
                                                       -----------------  -----------------   -----------------  -----------------

      Accumulation Units:
         Flexible premium variable universal life (FPVUL):
           Alliance Premier Growth                                4,853              3,918                   -                  -
           Alliance Real Estate Investment                        1,087              1,208                   -                  -
           Liberty Newport Tiger Fund, Variable                     204                250                   -                  -
           Goldman Sachs Growth and Income                          356                475                   -                  -
           Goldman Sachs International Equity                        24                 10                   -                  -
           Goldman Sachs Global Income                              940                869                   -                  -
           Goldman Sachs Internet Tollkeeper                         29                 10                   -                  -
           Scudder II Small Cap Growth                              884                953                   -                  -
           Scudder II Small Cap Value                               148                231                   -                  -
           Scudder II Government Securities                          12                 10                   -                  -
           MFS Research                                           2,259              1,198                   -                  -
           MFS Growth with Income                                 2,312              1,673                   -                  -
           MFS Emerging Growth                                      550                316                   -                  -
           MFS High Income                                          179                243                   -                  -
           MFS Global Governments                                    10                 10                   -                  -
           MFS New Discovery                                         15                 10                   -                  -
           Oppenheimer Capital Appreciation                          31                 16                   -                  -
           Oppenheimer Main Street Growth & Income                   31                 33                   -                  -
           Oppenheimer High Income                                   10                 10                   -                  -
           Oppenheimer Bond                                       1,054              1,076                   -                  -
           Oppenheimer Strategic Bond                                10                 10                   -                  -
           Putnam VT Growth and Income                            3,516              2,592                   -                  -
           Putnam VT New Value                                       10                 10                   -                  -
           Putnam VT Vista                                        2,185              1,878                   -                  -
           Putnam VT International Growth                         1,040                736                   -                  -
           Putnam VT International New Opportunities              1,873              1,916                   -                  -
           Franklin Small Cap                                        10                 10                   -                  -
           Templeton International Securities                     1,984              1,979                   -                  -
           Templeton Developing Markets Securities                1,206              1,143                   -                  -
           Templeton Mutual Shares Securities                       610                795                   -                  -





INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholder
Cova Financial Services Life Insurance Company
Contract Owners of Cova Variable Life Account One


We have audited the accompanying statement of assets and liabilities of each of the sub-accounts (as disclosed in Note 1) comprising Cova Variable Life Account One of Cova Financial Services Life Insurance Company (the Separate Account) as of December 31, 2000, and the related statements of operations and changes in net assets for each of the periods then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2000 by correspondence with the account custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the sub-accounts of Cova Variable Life Account One of Cova Financial Services Life Insurance Company as of December 31, 2000, and the results of their operations and changes in their net assets for each of the periods then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Chicago, Illinois
March 9, 2001

                          INDEPENDENT AUDITORS' REPORT



      The Contract Owners of Cova Variable
        Life Account One, Board of Directors
        and Shareholder of Cova Financial
        Services Life Insurance Company:


      We have audited the accompanying statements of operations and changes in net assets of each of the sub-accounts comprising Cova Variable Life Account One of Cova Financial Services Life Insurance Company (the Separate Account) for the year ended December 31, 1999 and the period ended December 31, 1998. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999 by correspondence with transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and changes in net assets of the sub-accounts of Cova Variable Life Account One of Cova Financial Services Life Insurance Company for the year ended December 31, 1999, and the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.


      /s/ KPMG LLP


      Chicago, Illinois
      March 20, 2000

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Assets and Liabilities
December 31, 2000


Sub-account assets:
    Investments:
      Cova Series Trust (Cova):
        Lord Abbett Growth and Income Portfolio                       83,343 shares              $ 2,234,970
        Bond Debenture Portfolio                                      29,702 shares                  348,908
        Developing Growth Portfolio                                   40,925 shares                  468,294
        Large Cap Research Portfolio                                  42,153 shares                  647,121
        Mid-Cap Value Portfolio                                       28,825 shares                  487,777
        Quality Bond Portfolio                                        15,641 shares                  174,988
        Small Cap Stock Portfolio                                     19,638 shares                  291,117
        Large Cap Stock Portfolio                                     64,773 shares                1,085,505
        Select Equity Portfolio                                       64,200 shares                  901,071
        International Equity Portfolio                                16,074 shares                  202,674
      General American Capital Company (GACC):
        Money Market Fund                                             33,667 shares                  725,804
      Russell Insurance Funds (Russell):
        Multi-Style Equity Fund                                            6 shares                       90
        Aggressive Equity Fund                                             8 shares                       95
        Non-U.S. Fund                                                      8 shares                       90
        Core Bond Fund                                                    11 shares                      108
        Real Estate Securities Fund                                       11 shares                      117
      AIM Variable Insurance Funds, Inc. (AIM):
        AIM V.I. Value Fund                                            5,163 shares                  140,995
        AIM V.I. Capital Appreciation Fund                             9,127 shares                  281,489
        AIM V.I. International Equity Fund                               567 shares                   11,415
      Alliance Variable Products Series Fund, Inc. (Alliance):
        Premier Growth Portfolio                                         970 shares                   31,093
        Real Estate Investment Portfolio                               1,275 shares                   13,703
      Liberty Variable Investment Trust (Liberty):
        Newport Tiger Fund, Variable Series                            1,008 shares                    2,207
      Goldman Sachs Variable Insurance Trust (Goldman Sachs):
        Goldman Sachs Growth and Income Fund                             433 shares                    4,479
        Goldman Sachs International Equity Fund                            7 shares                       88
        Goldman Sachs Global Income Fund                                 951 shares                    9,276
        Goldman Sachs Internet Tollkeeper Fund                            10 shares                       66
      Kemper Variable Series (Kemper):
        Kemper Small Cap Growth Portfolio                              3,722 shares                    8,055
        Kemper Small Cap Value Portfolio                               2,154 shares                    2,419
        Kemper Government Securities Portfolio                            91 shares                      109
      MFS Variable Insurance Trust (MFS):
        MFS Research Series                                              518 shares                   10,766
        MFS Growth with Income Series                                    792 shares                   16,637
        MFS Emerging Growth Series                                        89 shares                    2,552
        MFS High Income Series                                           230 shares                    2,264
        MFS Global Governments Series                                     11 shares                      106
        MFS New Discovery Series                                           5 shares                       86
      Oppenheimer Variable Account Funds (Oppenheimer):
        Oppenheimer Capital Appreciation Fund                              3 shares                      143
        Oppenheimer Main Street Growth & Income Fund                      14 shares                      296
        Oppenheimer High Income Fund                                      11 shares                       98


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Assets and Liabilities
December 31, 2000


Sub-account assets, continued:
    Investments, continued:
      Oppenheimer Variable Account Funds (Oppenheimer):
        Oppenheimer Bond Fund                                     1,013 shares                                $ 11,395
        Oppenheimer Strategic Bond Fund                              22 shares                                     102
      Putnam Variable Trust (Putnam):
        Putnam VT Growth and Income Fund                          1,092 shares                                  28,241
        Putnam VT New Value Fund                                      9 shares                                     120
        Putnam VT Vista Fund                                        802 shares                                  15,761
        Putnam VT International Growth Fund                         380 shares                                   6,741
        Putnam VT International New Opportunities Fund              930 shares                                  12,755
      Franklin Templeton Variable Insurance Products Trust
           (Templeton):
        Templeton Global Income Securities Fund                   4,153 shares                                  47,889
        Franklin Small Cap Fund                                   3,766 shares                                  80,021
        Templeton Growth Securities Fund                            534 shares                                   7,348
        Templeton International Securities Fund                   2,920 shares                                  54,834
        Templeton Developing Markets Securities Fund              1,762 shares                                   9,252
        Mutual Shares Securities Fund                               618 shares                                   8,797
        Franklin Large Cap Growth Securities Fund                 3,422 shares                                  71,955
                                                                                                        ---------------
           Total assets                                                                                    $ 8,462,282
                                                                                                        ===============




Sub-account liabilities:
    Cova Lord Abbett Growth and Income                                                                             $ 9
    Cova Bond Debenture                                                                                              3
    Cova Developing Growth                                                                                          60
    Cova Large Cap Research                                                                                         10
    Cova Mid-Cap Value                                                                                              71
    Cova Quality Bond                                                                                               29
    Cova Large Cap Stock                                                                                            27
    Cova Select Equity                                                                                               1
    Cova International Equity                                                                                        1
    GACC Money Market                                                                                           75,110
    AIM V.I. Value                                                                                                  34
    AIM V.I. Capital Appreciation                                                                                   11
    AIM V.I. International Equity                                                                                    7
    Alliance Premier Growth                                                                                         82
    Alliance Real Estate Investment                                                                                 38
    Liberty Newport Tiger Fund, Variable                                                                             7
    Goldman Sachs Growth and Income                                                                                 14
    Goldman Sachs Global Income                                                                                     24
    Goldman Sachs Internet Tollkeeper                                                                                1
    Kemper Small Cap Growth                                                                                         23
    Kemper Small Cap Value                                                                                           8
    MFS Research                                                                                                    29
    MFS Growth with Income                                                                                          48
    MFS Emerging Growth                                                                                              6
    MFS High Income                                                                                                  8


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Assets and Liabilities
December 31, 2000


Sub-account liabilities, continued:
    MFS Global Governments                                                                               $ 1
    Oppenheimer Capital Appreciation                                                                       1
    Oppenheimer High Income                                                                                1
    Oppenheimer Bond                                                                                      32
    Putnam VT Growth and Income                                                                           71
    Putnam VT Vista                                                                                       41
    Putnam VT International Growth                                                                        16
    Putnam VT International New Opportunities                                                             36
    Franklin Small Cap Investments                                                                         1
    Templeton International Securities                                                                    53
    Templeton Developing Markets Securities                                                               24
    Templeton Mutual Shares Investments                                                                   21
                                                                                              ---------------
           Total liabilities                                                                        $ 75,959
                                                                                              ===============




Sub-account net assets:
    Cova Lord Abbett Growth and Income                                                           $ 2,234,961
    Cova Bond Debenture                                                                              348,905
    Cova Developing Growth                                                                           468,234
    Cova Large Cap Research                                                                          647,111
    Cova Mid-Cap Value                                                                               487,706
    Cova Quality Bond                                                                                174,959
    Cova Small Cap Stock                                                                             291,117
    Cova Large Cap Stock                                                                           1,085,478
    Cova Select Equity                                                                               901,070
    Cova International Equity                                                                        202,673
    GACC Money Market                                                                                650,694
    Russell Multi-Style Equity                                                                            90
    Russell Aggressive Equity                                                                             95
    Russell Non-U.S.                                                                                      90
    Russell Core Bond                                                                                    108
    Russell Real Estate Securities                                                                       117
    AIM V.I. Value                                                                                   140,961
    AIM V.I. Capital Appreciation                                                                    281,478
    AIM V.I. International Equity                                                                     11,408
    Alliance Premier Growth                                                                           31,011
    Alliance Real Estate Investment                                                                   13,665
    Liberty Newport Tiger Fund, Variable                                                               2,200
    Goldman Sachs Growth and Income                                                                    4,465
    Goldman Sachs International Equity                                                                    88
    Goldman Sachs Global Income                                                                        9,252
    Goldman Sachs Internet Tollkeeper                                                                     65
    Kemper Small Cap Growth                                                                            8,032
    Kemper Small Cap Value                                                                             2,411
    Kemper Government Securities                                                                         109
    MFS Research                                                                                      10,737
    MFS Growth with Income                                                                            16,589


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Assets and Liabilities
December 31, 2000


Sub-account net assets, continued:
    MFS Emerging Growth                                                     $ 2,546
    MFS High Income                                                           2,256
    MFS Global Governments                                                      105
    MFS New Discovery                                                            86
    Oppenheimer Capital Appreciation                                            142
    Oppenheimer Main Street Growth & Income                                     296
    Oppenheimer High Income                                                      97
    Oppenheimer Bond                                                         11,363
    Oppenheimer Strategic Bond                                                  102
    Putnam VT Growth and Income                                              28,170
    Putnam VT New Value                                                         120
    Putnam VT Vista                                                          15,720
    Putnam VT International Growth                                            6,725
    Putnam VT International New Opportunities                                12,719
    Templeton Global Income Securities                                       47,889
    Franklin Small Cap                                                       80,020
    Templeton Growth Securities                                               7,348
    Templeton International Securities                                       54,781
    Templeton Developing Markets Securities                                   9,228
    Templeton Mutual Shares Securities                                        8,776
    Franklin Large Cap Growth Securities                                     71,955
                                                                     ---------------
           Total net assets                                             $ 8,386,323
                                                                     ===============


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Year ended December 31, 2000




                                                                                      Cova
                                             ---------------------------------------------------------------------------------------
                                              Lord Abbett
                                               Growth                                 Large                                 Small
                                                 and         Bond      Developing      Cap        Mid-Cap     Quality        Cap
                                               Income      Debenture    Growth      Research       Value       Bond         Stock
                                             -----------  ----------- -----------  -----------  ----------- -----------  -----------


Income:
   Dividends                               $     20,203       21,569           -        1,151        1,006       6,181            3
                                             -----------  ----------- -----------  -----------  ----------- -----------  -----------

Expense:
   Mortality and expense risk                         9            3          60           10           71          29            -
                                             -----------  ----------- -----------  -----------  ----------- -----------  -----------
       Net investment income (loss)              20,194       21,566         (60)       1,141          935       6,152            3
                                             -----------  ----------- -----------  -----------  ----------- -----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                      13,887        2,196         924        7,983        4,228         (18)       2,988
   Realized gain distributions                   28,057            -      20,653       41,359        2,130           -       11,158
                                             -----------  ----------- -----------  -----------  ----------- -----------  -----------
       Net realized gain (loss)                  41,944        2,196      21,577       49,342        6,358         (18)      14,146
                                             -----------  ----------- -----------  -----------  ----------- -----------  -----------

Change in unrealized appreciation
   (depreciation)                               224,238      (21,061)   (100,318)      24,427      150,900       8,237      (46,606)
                                             -----------  ----------- -----------  -----------  ----------- -----------  -----------

       Net increase (decrease) in net
         assets from operations            $    286,376        2,701     (78,801)      74,910      158,193      14,371      (32,457)
                                             ===========  =========== ===========  ===========  =========== ===========  ===========


See accompanying notes to financial statements.


COVA VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Year ended December 31, 2000




                                                              Cova                       GACC                  Russell
                                              --------------------------------------- -----------  ---------------------------------

                                                 Large                                              Multi-
                                                  Cap        Select     International    Money       Style    Aggressive
                                                 Stock       Equity        Equity       Market      Equity      Equity      Non-U.S.
                                              -----------  -----------  ------------- -----------  --------- -----------  ----------


Income:
   Dividends                                $      5,976        4,626            936           -          -           -           -
                                              -----------  -----------  ------------- -----------  --------- -----------  ----------

Expense:
   Mortality and expense risk                         27            1              1         110          -           -           -
                                              -----------  -----------  ------------- -----------  --------- -----------  ----------
       Net investment income (loss)                5,949        4,625            935        (110)         -           -           -
                                              -----------  -----------  ------------- -----------  --------- -----------  ----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                        5,232        2,603            533      44,135          -           -           -
   Realized gain distributions                    74,427       62,025         13,625      49,461          1           8           5
                                              -----------  -----------  ------------- -----------  --------- -----------  ----------
       Net realized gain (loss)                   79,659       64,628         14,158      93,596          1           8           5
                                              -----------  -----------  ------------- -----------  --------- -----------  ----------

Change in unrealized appreciation
   (depreciation)                               (215,741)    (126,809)       (52,012)    (42,978)       (11)        (13)        (15)
                                              -----------  -----------  ------------- -----------  --------- -----------  ----------

       Net increase (decrease) in net
         assets from operations             $   (130,133)     (57,556)       (36,919)     50,508        (10)         (5)        (10)
                                              ===========  ===========  ============= ===========  ========= ===========  ==========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Year ended December 31, 2000




                                                    Russell                         AIM                             Alliance
                                           ---------------------- ---------------------------------------  -------------------------

                                                         Real                     V.I.          V.I.                       Real
                                             Core       Estate       V.I.       Capital      International   Premier      Estate
                                             Bond      Securities   Value      Appreciation    Equity        Growth     Investment
                                           ---------  ----------- ----------  ------------  -------------  ----------- -------------


Income:
   Dividends                              $       4            4        179             -             21            -             4
                                           ---------  ----------- ----------  ------------  -------------  ----------- -------------

Expense:
   Mortality and expense risk                     -            -         34            11              7           82            38
                                           ---------  ----------- ----------  ------------  -------------  ----------- -------------
       Net investment income (loss)               4            4        145           (11)            14          (82)          (34)
                                           ---------  ----------- ----------  ------------  -------------  ----------- -------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                       -            -        708           (40)           (40)        (160)           12
   Realized gain distributions                    -            -      6,222         7,507            531           35             -
                                           ---------  ----------- ----------  ------------  -------------  ----------- -------------
       Net realized gain (loss)                   -            -      6,930         7,467            491         (125)           12
                                           ---------  ----------- ----------  ------------  -------------  ----------- -------------

Change in unrealized appreciation
   (depreciation)                                 4           13    (33,235)      (59,150)        (2,276)      (7,489)          811
                                           ---------  ----------- ----------  ------------  -------------  ----------- -------------

       Net increase (decrease) in net
         assets from operations           $       8           17    (26,160)      (51,694)        (1,771)      (7,696)          789
                                           =========  =========== ==========  ============  =============  =========== =============


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Year ended December 31, 2000




                                              Liberty                       Goldman Sachs                           Kemper
                                            ----------- -------------------------------------------------  ------------------------
                                              Newport
                                               Tiger      Growth                                              Small        Small
                                               Fund         and       International  Global     Internet       Cap          Cap
                                             Variable     Income        Equity       Income     Tollkeeper   Growth        Value
                                            ----------- -----------  -------------  ---------  ----------  -----------  -----------


Income:
   Dividends                              $         20          17              -        838           -            -            -
                                            ----------- -----------  -------------  ---------  ----------  -----------  -----------

Expense:
   Mortality and expense risk                        7          14              -         24           1           23            8
                                            ----------- -----------  -------------  ---------  ----------  -----------  -----------
       Net investment income (loss)                 13           3              -        814          (1)         (23)          (8)
                                            ----------- -----------  -------------  ---------  ----------  -----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                        (18)        (30)             -          6           -            3           11
   Realized gain distributions                       -           -              5          -           -            -            -
                                            ----------- -----------  -------------  ---------  ----------  -----------  -----------
       Net realized gain (loss)                    (18)        (30)             5          6           -            3           11
                                            ----------- -----------  -------------  ---------  ----------  -----------  -----------

Change in unrealized appreciation
   (depreciation)                                 (391)       (361)           (17)      (352)        (34)      (1,360)         152
                                            ----------- -----------  -------------  ---------  ----------  -----------  -----------

       Net increase (decrease) in net
         assets from operations           $       (396)       (388)           (12)       468         (35)      (1,380)         155
                                            =========== ===========  =============  =========  ==========  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Year ended December 31, 2000




                                               Kemper                                            MFS
                                            ------------  --------------------------------------------------------------------------

                                                                        Growth
                                             Government                  with       Emerging      High        Global         New
                                             Securities    Research     Income       Growth      Income     Governments    Discovery
                                            ------------  ----------  -----------  -----------  ---------  -------------  ----------


Income:
   Dividends                               $          -           -            -            -          -              -           -
                                            ------------  ----------  -----------  -----------  ---------  -------------  ----------

Expense:
   Mortality and expense risk                         -          29           48            6          8              1           -
                                            ------------  ----------  -----------  -----------  ---------  -------------  ----------
       Net investment income (loss)                   -         (29)         (48)          (6)        (8)            (1)          -
                                            ------------  ----------  -----------  -----------  ---------  -------------  ----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                           -           4           (2)         (22)       (13)             -           -
   Realized gain distributions                        -           -            -            -          -              -           -
                                            ------------  ----------  -----------  -----------  ---------  -------------  ----------
       Net realized gain (loss)                       -           4           (2)         (22)       (13)             -           -
                                            ------------  ----------  -----------  -----------  ---------  -------------  ----------

Change in unrealized appreciation
   (depreciation)                                     9        (975)        (147)        (519)      (165)             6         (14)
                                            ------------  ----------  -----------  -----------  ---------  -------------  ----------

       Net increase (decrease) in net
         assets from operations            $          9      (1,000)        (197)        (547)      (186)             5         (14)
                                            ============  ==========  ===========  ===========  =========  =============  ==========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Year ended December 31, 2000




                                                                      Oppenheimer                                  Putnam
                                             -----------------------------------------------------------  ------------------------
                                                            Main Street                                       VT
                                                             Growth                                         Growth         VT
                                               Capital          &          High                 Strategic     and          New
                                              Appreciation   Income       Income       Bond      Bond       Income        Value
                                             ------------  -----------  -----------  --------  ---------  -----------  -----------


Income:
   Dividends                               $           -            -            -         -          -            -            -
                                             ------------  -----------  -----------  --------  ---------  -----------  -----------

Expense:
   Mortality and expense risk                          1            -            1        32          -           71            -
                                             ------------  -----------  -----------  --------  ---------  -----------  -----------
       Net investment income (loss)                   (1)           -           (1)      (32)         -          (71)           -
                                             ------------  -----------  -----------  --------  ---------  -----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                            -          (10)           -         4          -           53            -
   Realized gain distributions                         -            -            -         -          -            -            -
                                             ------------  -----------  -----------  --------  ---------  -----------  -----------
       Net realized gain (loss)                        -          (10)           -         4          -           53            -
                                             ------------  -----------  -----------  --------  ---------  -----------  -----------

Change in unrealized appreciation
   (depreciation)                                    (11)         (10)          (2)      519          2        2,354           20
                                             ------------  -----------  -----------  --------  ---------  -----------  -----------

       Net increase (decrease) in net
         assets from operations            $         (12)         (20)          (3)      491          2        2,336           20
                                             ============  ===========  ===========  ========  =========  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Year ended December 31, 2000




                                                             Putnam                                    Templeton
                                             --------------------------------------  ----------------------------------------------
                                                                           VT
                                                             VT        International  Global     Franklin
                                                VT      International      New        Income      Small      Growth    International
                                               Vista       Growth     Opportunities  Securities    Cap      Securities  Securities
                                             ---------  ------------  -------------  ---------  ---------  ----------  ------------


Income:
   Dividends                               $        -             -              -      2,607         87          32            59
                                             ---------  ------------  -------------  ---------  ---------  ----------  ------------

Expense:
   Mortality and expense risk                      41            16             36          -          1           -            53
                                             ---------  ------------  -------------  ---------  ---------  ----------  ------------
       Net investment income (loss)               (41)          (16)           (36)     2,607         86          32             6
                                             ---------  ------------  -------------  ---------  ---------  ----------  ------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                        (1)           (3)           (23)       (46)        (3)        (13)          (11)
   Realized gain distributions                      -             -              -          -         62         623           383
                                             ---------  ------------  -------------  ---------  ---------  ----------  ------------
       Net realized gain (loss)                    (1)           (3)           (23)       (46)        59         610           372
                                             ---------  ------------  -------------  ---------  ---------  ----------  ------------

Change in unrealized appreciation
   (depreciation)                              (2,351)         (429)        (4,874)       162    (12,450)       (155)         (686)
                                             ---------  ------------  -------------  ---------  ---------  ----------  ------------

       Net increase (decrease) in net
         assets from operations            $   (2,393)         (448)        (4,933)     2,723    (12,305)        487          (308)
                                             =========  ============  =============  =========  =========  ==========  ============


See accompanying notes to financial statements.


COVA VARIABLE LIFE ACCOUNT ONE
Statement of Operations
Year ended December 31, 2000




                                                             Templeton
                                             -----------------------------------------
                                                                            Franklin
                                               Developing      Mutual       Large Cap
                                                Markets        Shares        Growth
                                               Securities    Securities     Securities    Total
                                             -------------- -------------  ----------- -----------


Income:
   Dividends                                $            -             -          272      65,795
                                             -------------- -------------  ----------- -----------

Expense:
   Mortality and expense risk                           24            21            -         959
                                             -------------- -------------  ----------- -----------
       Net investment income (loss)                    (24)          (21)         272      64,836
                                             -------------- -------------  ----------- -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                            (10)            3            -      85,050
   Realized gain distributions                           -             -        3,836     322,113
                                             -------------- -------------  ----------- -----------
       Net realized gain (loss)                        (10)            3        3,836     407,163
                                             -------------- -------------  ----------- -----------

Change in unrealized appreciation
   (depreciation)                                   (1,747)          844       (3,459)   (325,525)
                                             -------------- -------------  ----------- -----------

       Net increase (decrease) in net
         assets from operations             $       (1,781)          826          649     146,474
                                             ============== =============  =========== ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                                                                    Cova
                                           ---------------------------------------------------------------------------------------
                                            Lord Abbett
                                             Growth                                 Large                                 Small
                                               and         Bond      Developing      Cap        Mid-Cap     Quality        Cap
                                             Income      Debenture    Growth      Research       Value       Bond         Stock
                                           -----------  ----------  -----------  -----------  ----------- -----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)        $     20,194      21,566          (60)       1,141          935       6,152            3
     Net realized gain (loss)                  41,944       2,196       21,577       49,342        6,358         (18)      14,146
     Change in unrealized appreciation
       (depreciation)                         224,238     (21,061)    (100,318)      24,427      150,900       8,237      (46,606)

       Net increase (decrease) from        -----------  ----------  -----------  -----------  ----------- -----------  -----------
         operations                           286,376       2,701      (78,801)      74,910      158,193      14,371      (32,457)
                                           -----------  ----------  -----------  -----------  ----------- -----------  -----------

Contract transactions:
   Cova payments                                  100         100          100          100          100         100          100
   Cova redemptions                                 -           -            -            -            -           -            -
   Payments received from contract
     owners                                         -           -           30            -           30           -            -
   Transfers between sub-accounts
     (including fixed account), net           332,569     (21,121)     209,856      239,640       96,370      77,387      118,023
   Transfers for contract benefits and
     terminations                             (61,624)    (44,069)      (8,693)     (68,566)      (8,583)     (2,725)      (6,998)

       Net increase (decrease) in net
         assets from contract              -----------  ----------  -----------  -----------  ----------- -----------  -----------
         transactions                         271,045     (65,090)     201,293      171,174       87,917      74,762      111,125
                                           -----------  ----------  -----------  -----------  ----------- -----------  -----------

       Net increase (decrease) in net
         assets                               557,421     (62,389)     122,492      246,084      246,110      89,133       78,668

Net assets at beginning of period           1,677,540     411,294      345,742      401,027      241,596      85,826      212,449
                                           -----------  ----------  -----------  -----------  ----------- -----------  -----------
Net assets at end of period              $  2,234,961     348,905      468,234      647,111      487,706     174,959      291,117
                                           ===========  ==========  ===========  ===========  =========== ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                                            Cova                        GACC                    Russell
                                            ---------------------------------------  ----------  -----------------------------------

                                               Large                                               Multi-
                                                Cap        Select     International    Money        Style      Aggressive
                                               Stock       Equity        Equity        Market      Equity       Equity      Non-U.S.
                                            -----------  ----------  --------------  ----------  -----------  -----------  ---------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)         $      5,949       4,625             935        (110)           -            -          -
     Net realized gain (loss)                   79,659      64,628          14,158      93,596            1            8          5
     Change in unrealized appreciation
       (depreciation)                         (215,741)   (126,809)        (52,012)    (42,978)         (11)         (13)       (15)

       Net increase (decrease) from         -----------  ----------  --------------  ----------  -----------  -----------  ---------
         operations                           (130,133)    (57,556)        (36,919)     50,508          (10)          (5)       (10)
                                            -----------  ----------  --------------  ----------  -----------  -----------  ---------

Contract transactions:
   Cova payments                                   100         100             100           -          100          100        100
   Cova redemptions                                  -           -               -           -            -            -          -
   Payments received from contract
     owners                                          -           -               -   2,888,769            -            -          -
   Transfers between sub-accounts
     (including fixed account), net            428,860     150,894          99,116   (2,739,033)          -            -          -
   Transfers for contract benefits and
     terminations                              (77,311)    (62,222)         (7,068)    (40,257)           -            -          -

       Net increase (decrease) in net
         assets from contract               -----------  ----------  --------------  ----------  -----------  -----------  ---------
         transactions                          351,649      88,772          92,148     109,479          100          100        100
                                            -----------  ----------  --------------  ----------  -----------  -----------  ---------

       Net increase (decrease) in net
         assets                                221,516      31,216          55,229     159,987           90           95         90

Net assets at beginning of period              863,962     869,854         147,444     490,707            -            -          -
                                            -----------  ----------  --------------  ----------  -----------  -----------  ---------
Net assets at end of period               $  1,085,478     901,070         202,673     650,694           90           95         90
                                            ===========  ==========  ==============  ==========  ===========  ===========  =========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                                   Russell                        AIM                             Alliance
                                           ---------------------  ---------------------------------------  ----------------------

                                                         Real                    V.I.           V.I.                      Real
                                             Core       Estate      V.I.        Capital      International  Premier      Estate
                                             Bond      Securities   Value     Appreciation     Equity        Growth     Investment
                                           ---------  ----------  ---------  -------------  -------------  ----------  ----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)        $        4           4        145            (11)            14         (82)        (34)
     Net realized gain (loss)                     -           -      6,930          7,467            491        (125)         12
     Change in unrealized appreciation
       (depreciation)                             4          13    (33,235)       (59,150)        (2,276)     (7,489)        811

       Net increase (decrease) from        ---------  ----------  ---------  -------------  -------------  ----------  ----------
         operations                               8          17    (26,160)       (51,694)        (1,771)     (7,696)        789
                                           ---------  ----------  ---------  -------------  -------------  ----------  ----------

Contract transactions:
   Cova payments                                100         100        100            100            200         100         100
   Cova redemptions                               -           -        (94)          (117)             -           -           -
   Payments received from contract
     owners                                       -           -        180              -             22          30          37
   Transfers between sub-accounts
     (including fixed account), net               -           -    156,924        334,606         13,012      38,577      12,739
   Transfers for contract benefits and
     terminations                                 -           -    (15,911)        (3,863)           (55)          -           -

       Net increase (decrease) in net
         assets from contract              ---------  ----------  ---------  -------------  -------------  ----------  ----------
         transactions                           100         100    141,199        330,726         13,179      38,707      12,876
                                           ---------  ----------  ---------  -------------  -------------  ----------  ----------

       Net increase (decrease) in net
         assets                                 108         117    115,039        279,032         11,408      31,011      13,665

Net assets at beginning of period                 -           -     25,922          2,446              -           -           -
                                           ---------  ----------  ---------  -------------  -------------  ----------  ----------
Net assets at end of period              $      108         117    140,961        281,478         11,408      31,011      13,665
                                           =========  ==========  =========  =============  =============  ==========  ==========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                              Liberty                       Goldman Sachs                           Kemper
                                            -----------  --------------------------------------------------  --------------------
                                              Newport
                                               Tiger       Growth                                              Small      Small
                                               Fund          and       International  Global     Internet       Cap        Cap
                                             Variable      Income        Equity       Income     Tollkeeper    Growth     Value
                                            -----------  -----------  -------------  ---------  -----------  ----------  --------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)         $         13            3              -        814           (1)        (23)       (8)
     Net realized gain (loss)                      (18)         (30)             5          6            -           3        11
     Change in unrealized appreciation
       (depreciation)                             (391)        (361)           (17)      (352)         (34)     (1,360)      152

       Net increase (decrease) from         -----------  -----------  -------------  ---------  -----------  ----------  --------
         operations                               (396)        (388)           (12)       468          (35)     (1,380)      155
                                            -----------  -----------  -------------  ---------  -----------  ----------  --------

Contract transactions:
   Cova payments                                   100          100            100        100          100         100       100
   Cova redemptions                                  -            -              -          -            -           -         -
   Payments received from contract
     owners                                          -            -              -          -            -           -         -
   Transfers between sub-accounts
     (including fixed account), net              2,496        4,753              -      8,684            -       9,312     2,156
   Transfers for contract benefits and
     terminations                                    -            -              -          -            -           -         -

       Net increase (decrease) in net
         assets from contract               -----------  -----------  -------------  ---------  -----------  ----------  --------
         transactions                            2,596        4,853            100      8,784          100       9,412     2,256
                                            -----------  -----------  -------------  ---------  -----------  ----------  --------

       Net increase (decrease) in net
         assets                                  2,200        4,465             88      9,252           65       8,032     2,411

Net assets at beginning of period                    -            -              -          -            -           -         -
                                            -----------  -----------  -------------  ---------  -----------  ----------  --------
Net assets at end of period               $      2,200        4,465             88      9,252           65       8,032     2,411
                                            ===========  ===========  =============  =========  ===========  ==========  ========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                              Kemper                                       MFS
                                           ------------  -------------------------------------------------------------------------

                                                                     Growth
                                            Government                with      Emerging       High         Global         New
                                            Securities    Research   Income      Growth       Income      Governments   Discovery
                                           ------------  ---------  ---------  -----------  -----------  ------------- -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)        $           -        (29)       (48)          (6)          (8)            (1)          -
     Net realized gain (loss)                        -          4         (2)         (22)         (13)             -           -
     Change in unrealized appreciation
       (depreciation)                                9       (975)      (147)        (519)        (165)             6         (14)

       Net increase (decrease) from        ------------  ---------  ---------  -----------  -----------  ------------- -----------
         operations                                  9     (1,000)      (197)        (547)        (186)             5         (14)
                                           ------------  ---------  ---------  -----------  -----------  ------------- -----------

Contract transactions:
   Cova payments                                   100        100        100          100          100            100         100
   Cova redemptions                                  -          -          -            -            -              -           -
   Payments received from contract
     owners                                          -         44          -          141            -              -           -
   Transfers between sub-accounts
     (including fixed account), net                  -     11,593     16,686        2,852        2,342              -           -
   Transfers for contract benefits and
     terminations                                    -          -          -            -            -              -           -

       Net increase (decrease) in net
         assets from contract              ------------  ---------  ---------  -----------  -----------  ------------- -----------
         transactions                              100     11,737     16,786        3,093        2,442            100         100
                                           ------------  ---------  ---------  -----------  -----------  ------------- -----------

       Net increase (decrease) in net
         assets                                    109     10,737     16,589        2,546        2,256            105          86

Net assets at beginning of period                    -          -          -            -            -              -           -
                                           ------------  ---------  ---------  -----------  -----------  ------------- -----------
Net assets at end of period              $         109     10,737     16,589        2,546        2,256            105          86
                                           ============  =========  =========  ===========  ===========  ============= ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                                                        Oppenheimer                                  Putnam
                                            -------------------------------------------------------------  ------------------------
                                                           Main Street                                         VT
                                                            Growth                                           Growth         VT
                                               Capital         &          High                  Strategic      and          New
                                             Appreciation   Income       Income       Bond        Bond       Income        Value
                                            ------------- -----------  -----------  ---------  ----------  -----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)         $           (1)          -           (1)       (32)          -          (71)           -
     Net realized gain (loss)                          -         (10)           -          4           -           53            -
     Change in unrealized appreciation
       (depreciation)                                (11)        (10)          (2)       519           2        2,354           20

       Net increase (decrease) from         ------------- -----------  -----------  ---------  ----------  -----------  -----------
         operations                                  (12)        (20)          (3)       491           2        2,336           20
                                            ------------- -----------  -----------  ---------  ----------  -----------  -----------

Contract transactions:
   Cova payments                                     100         100          100        100         100          100          100
   Cova redemptions                                    -           -            -          -           -            -            -
   Payments received from contract
     owners                                           89          66            -          -           -           30            -
   Transfers between sub-accounts
     (including fixed account), net                  (35)        149            -     10,772           -       25,704            -
   Transfers for contract benefits and
     terminations                                      -           1            -          -           -            -            -

       Net increase (decrease) in net
         assets from contract               ------------- -----------  -----------  ---------  ----------  -----------  -----------
         transactions                                154         316          100     10,872         100       25,834          100
                                            ------------- -----------  -----------  ---------  ----------  -----------  -----------

       Net increase (decrease) in net
         assets                                      142         296           97     11,363         102       28,170          120

Net assets at beginning of period                      -           -            -          -           -            -            -
                                            ------------- -----------  -----------  ---------  ----------  -----------  -----------
Net assets at end of period               $          142         296           97     11,363         102       28,170          120
                                            ============= ===========  ===========  =========  ==========  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                                           Putnam                                     Templeton
                                           --------------------------------------  ------------------------------------------------
                                                                         VT
                                                          VT         International   Global     Franklin
                                             VT      International       New         Income      Small      Growth     International
                                            Vista       Growth       Opportunities  Securities    Cap      Securities   Securities
                                           -------- --------------  -------------  ----------  ---------  -----------  ------------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)         $    (41)           (16)           (36)      2,607         86           32             6
     Net realized gain (loss)                   (1)            (3)           (23)        (46)        59          610           372
     Change in unrealized appreciation
       (depreciation)                       (2,351)          (429)        (4,874)        162    (12,450)        (155)         (686)

       Net increase (decrease) from        -------- --------------  -------------  ----------  ---------  -----------  ------------
         operations                         (2,393)          (448)        (4,933)      2,723    (12,305)         487          (308)
                                           -------- --------------  -------------  ----------  ---------  -----------  ------------

Contract transactions:
   Cova payments                               100            100            100           -        100            -           100
   Cova redemptions                              -              -              -           -          -            -             -
   Payments received from contract
     owners                                    144             30              -           -          -            -            69
   Transfers between sub-accounts
     (including fixed account), net         17,869          7,043         17,552      46,049     92,958        4,739        53,067
   Transfers for contract benefits and
     terminations                                -              -              -        (983)      (874)        (132)         (407)

       Net increase (decrease) in net
         assets from contract              -------- --------------  -------------  ----------  ---------  -----------  ------------
         transactions                       18,113          7,173         17,652      45,066     92,184        4,607        52,829
                                           -------- --------------  -------------  ----------  ---------  -----------  ------------

       Net increase (decrease) in net
         assets                             15,720          6,725         12,719      47,789     79,879        5,094        52,521

Net assets at beginning of period                -              -              -         100        141        2,254         2,260
                                           -------- --------------  -------------  ----------  ---------  -----------  ------------
Net assets at end of period               $ 15,720          6,725         12,719      47,889     80,020        7,348        54,781
                                           ======== ==============  =============  ==========  =========  ===========  ============


See accompanying notes to financial statements.


COVA VARIABLE LIFE ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                                               Templeton
                                              -------------------------------------------
                                                                              Franklin
                                                Developing       Mutual       Large Cap
                                                 Markets         Shares        Growth
                                                Securities     Securities    Securities        Total
                                              --------------  ------------  -------------  -------------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)           $           (24)          (21)           272         64,836
     Net realized gain (loss)                           (10)            3          3,836        407,163
     Change in unrealized appreciation
       (depreciation)                                (1,747)          844         (3,459)      (325,525)

       Net increase (decrease) from           --------------  ------------  -------------  -------------
         operations                                  (1,781)          826            649        146,474
                                              --------------  ------------  -------------  -------------

Contract transactions:
   Cova payments                                        100           100              -          4,900
   Cova redemptions                                       -             -              -           (211)
   Payments received from contract
     owners                                              49            30              -      2,889,790
   Transfers between sub-accounts
     (including fixed account), net                  10,860         7,820         72,782        (23,378)
   Transfers for contract benefits and
     terminations                                         -             -         (1,599)      (411,939)

       Net increase (decrease) in net
         assets from contract                 --------------  ------------  -------------  -------------
         transactions                                11,009         7,950         71,183      2,459,162
                                              --------------  ------------  -------------  -------------

       Net increase (decrease) in net
         assets                                       9,228         8,776         71,832      2,605,636

Net assets at beginning of period                         -             -            123      5,780,687
                                              --------------  ------------  -------------  -------------
Net assets at end of period                 $         9,228         8,776         71,955      8,386,323
                                              ==============  ============  =============  =============


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statements of Operations
Year ended December 31,1999




                                                                                 Cova
                                         ---------------------------------------------------------------------------------------
                                         Lord Abbett
                                          Growth                                 Large                                 Small
                                            and         Bond      Developing      Cap       Mid-Cap      Quality        Cap
                                          Income     Debenture      Growth     Research      Value         Bond        Stock
                                         ----------  -----------  -----------  ----------  -----------  -----------  -----------


Income:
   Dividends                           $         -        6,579            -         511          275          925          419
                                         ----------  -----------  -----------  ----------  -----------  -----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                  1,170           44        2,822       1,594        1,843       (1,159)       1,137
   Realized gain distributions                   -        2,132            -           -            -          463            -
                                         ----------  -----------  -----------  ----------  -----------  -----------  -----------
       Net realized gain (loss)              1,170        2,176        2,822       1,594        1,843         (696)       1,137
                                         ----------  -----------  -----------  ----------  -----------  -----------  -----------

Change in unrealized appreciation
   (depreciation)                          140,732        2,316       66,149      61,046        7,745       (2,378)      63,287
                                         ----------  -----------  -----------  ----------  -----------  -----------  -----------

       Net increase (decrease) in net
         assets from operations        $   141,902       11,071       68,971      63,151        9,863       (2,149)      64,843
                                         ==========  ===========  ===========  ==========  ===========  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statements of Operations
Year ended December 31,1999




                                                             Cova                       GACC                AIM
                                             --------------------------------------  -----------  -----------------------

                                               Large                                                             V.I.
                                                Cap         Select    International    Money         V.I.      Capital
                                               Stock        Equity       Equity        Market       Value     Appreciation
                                             -----------  ----------- -------------  -----------  ----------- -----------


Income:
   Dividends                               $        995        2,102           560            -           69           2
                                             -----------  ----------- -------------  -----------  ----------- -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                       6,402        2,488         1,365       24,709           30           1
   Realized gain distributions                   21,723       71,329         1,496            -          361          50
                                             -----------  ----------- -------------  -----------  ----------- -----------
       Net realized gain (loss)                  28,125       73,817         2,861       24,709          391          51
                                             -----------  ----------- -------------  -----------  ----------- -----------

Change in unrealized appreciation
   (depreciation)                                61,314      (18,465)       28,256        7,581        2,049         300
                                             -----------  ----------- -------------  -----------  ----------- -----------

       Net increase (decrease) in net
         assets from operations            $     90,434       57,454        31,677       32,290        2,509         353
                                             ===========  =========== =============  ===========  =========== ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statements of Operations
Year ended December 31,1999




                                                                    Templeton                               Lord Abbett
                                           ---------------------------------------------------------------  -----------
                                                                                                Franklin
                                             Global     Franklin                                Large Cap     Growth
                                             Income      Small        Growth     International   Growth        and
                                           Securities     Cap       Securities    Securities    Securities    Income       Total
                                           ----------- -----------  -----------  ------------- -----------  -----------  -----------


Income:
   Dividends                              $         -           -            -              -           -            -       12,437
                                           ----------- -----------  -----------  ------------- -----------  -----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                         -           -            -              -           -       56,187       98,633
   Realized gain distributions                      -           -            -              -           -            -       97,554
                                           ----------- -----------  -----------  ------------- -----------  -----------  -----------
       Net realized gain (loss)                     -           -            -              -           -       56,187      196,187
                                           ----------- -----------  -----------  ------------- -----------  -----------  -----------

Change in unrealized appreciation
   (depreciation)                                   -          41          160            167          23      (25,472)     394,851
                                           ----------- -----------  -----------  ------------- -----------  -----------  -----------

       Net increase (decrease) in net
         assets from operations           $         -          41          160            167          23       30,715      603,475
                                           =========== ===========  ===========  ============= ===========  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statements of Changes in Net Assets
Year ended December 31,1999




                                                                                  Cova
                                         ---------------------------------------------------------------------------------------
                                         Lord Abbett
                                           Growth                                Large                                 Small
                                            and          Bond     Developing      Cap        Mid-Cap      Quality       Cap
                                           Income     Debenture     Growth      Research      Value        Bond        Stock
                                         -----------  ----------- -----------  -----------  -----------  ----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $          -        6,579           -          511          275         925          419
     Net realized gain (loss)                 1,170        2,176       2,822        1,594        1,843        (696)       1,137
     Change in unrealized appreciation
       (depreciation)                       140,732        2,316      66,149       61,046        7,745      (2,378)      63,287

       Net increase (decrease) from      -----------  ----------- -----------  -----------  -----------  ----------  -----------
         operations                         141,902       11,071      68,971       63,151        9,863      (2,149)      64,843
                                         -----------  ----------- -----------  -----------  -----------  ----------  -----------

Contract transactions:
   Cova payments                                  -            -           -            -            -           -            -
   Cova redemptions                               -            -           -            -            -           -            -
   Payments received from contract
     owners                                       -            -           -            -            -           -            -
   Transfers between sub-accounts
     (including fixed account), net       1,568,828      241,298     147,286      215,618       75,796     (43,467)      29,705
   Transfers for contract benefits and
     terminations                           (33,190)      (7,265)     (5,783)      (7,043)      (5,457)     (2,464)      (3,603)

       Net increase (decrease) in net
         assets from contract            -----------  ----------- -----------  -----------  -----------  ----------  -----------
         transactions                     1,535,638      234,033     141,503      208,575       70,339     (45,931)      26,102
                                         -----------  ----------- -----------  -----------  -----------  ----------  -----------

       Net increase (decrease) in net
         assets                           1,677,540      245,104     210,474      271,726       80,202     (48,080)      90,945

Net assets at beginning of period                 -      166,190     135,268      129,301      161,394     133,906      121,504
                                         -----------  ----------- -----------  -----------  -----------  ----------  -----------
Net assets at end of period            $  1,677,540      411,294     345,742      401,027      241,596      85,826      212,449
                                         ===========  =========== ===========  ===========  ===========  ==========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statements of Changes in Net Assets
Year ended December 31,1999




                                                           Cova                        GACC                AIM
                                            --------------------------------------- -----------  -----------------------

                                              Large                                                            V.I.
                                               Cap        Select     International    Money        V.I.       Capital
                                              Stock       Equity        Equity        Market      Value     Appreciation
                                            -----------  ----------  -------------- -----------  ---------  ------------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)         $        995       2,102             560           -         69             2
     Net realized gain (loss)                   28,125      73,817           2,861      24,709        391            51
     Change in unrealized appreciation
       (depreciation)                           61,314     (18,465)         28,256       7,581      2,049           300

       Net increase (decrease) from         -----------  ----------  -------------- -----------  ---------  ------------
         operations                             90,434      57,454          31,677      32,290      2,509           353
                                            -----------  ----------  -------------- -----------  ---------  ------------

Contract transactions:
   Cova payments                                     -           -               -         100        100           100
   Cova redemptions                                  -           -               -           -          -             -
   Payments received from contract
     owners                                          -           -               -   2,511,219          -             -
   Transfers between sub-accounts
     (including fixed account), net            531,808     353,369          28,688  (2,485,129)    23,529         2,001
   Transfers for contract benefits and
     terminations                              (15,573)    (18,696)         (3,197)    (18,975)      (216)           (8)

       Net increase (decrease) in net
         assets from contract               -----------  ----------  -------------- -----------  ---------  ------------
         transactions                          516,235     334,673          25,491       7,215     23,413         2,093
                                            -----------  ----------  -------------- -----------  ---------  ------------

       Net increase (decrease) in net
         assets                                606,669     392,127          57,168      39,505     25,922         2,446

Net assets at beginning of period              257,293     477,727          90,276     451,202          -             -
                                            -----------  ----------  -------------- -----------  ---------  ------------
Net assets at end of period               $    863,962     869,854         147,444     490,707     25,922         2,446
                                            ===========  ==========  ============== ===========  =========  ============


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statements of Changes in Net Assets
Year ended December 31,1999




                                                                    Templeton                             Lord Abbett
                                           -------------------------------------------------------------  -----------
                                                                                              Franklin
                                            Global      Franklin                              Large Cap     Growth
                                            Income       Small       Growth    International   Growth        and
                                           Securities     Cap       Securities  Securities    Securities    Income       Total
                                           ----------  -----------  ---------  ------------- -----------  -----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)        $         -            -          -              -           -            -       12,437
     Net realized gain (loss)                      -            -          -              -           -       56,187      196,187
     Change in unrealized appreciation
       (depreciation)                              -           41        160            167          23      (25,472)     394,851

       Net increase (decrease) from        ----------  -----------  ---------  ------------- -----------  -----------  -----------
         operations                                -           41        160            167          23       30,715      603,475
                                           ----------  -----------  ---------  ------------- -----------  -----------  -----------

Contract transactions:
   Cova payments                                 100          100        100            100         100            -          800
   Cova redemptions                                -            -          -              -           -            -            -
   Payments received from contract
     owners                                        -            -          -              -           -            -    2,511,219
   Transfers between sub-accounts
     (including fixed account), net                -            -      2,001          2,001           -     (693,373)         (41)
   Transfers for contract benefits and
     terminations                                  -            -         (7)            (8)          -         (253)    (121,738)

       Net increase (decrease) in net
         assets from contract              ----------  -----------  ---------  ------------- -----------  -----------  -----------
         transactions                            100          100      2,094          2,093         100     (693,626)   2,390,240
                                           ----------  -----------  ---------  ------------- -----------  -----------  -----------

       Net increase (decrease) in net
         assets                                  100          141      2,254          2,260         123     (662,911)   2,993,715

Net assets at beginning of period                  -            -          -              -           -      662,911    2,786,972
                                           ----------  -----------  ---------  ------------- -----------  -----------  -----------
Net assets at end of period              $       100          141      2,254          2,260         123            -    5,780,687
                                           ==========  ===========  =========  ============= ===========  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statements of Operations
Period ended December 31, 1998




                                                                                    Cova
                                           ---------------------------------------------------------------------------------------

                                                                       Large                                 Small        Large
                                              Bond      Developing      Cap        Mid-Cap     Quality        Cap          Cap
                                           Debenture      Growth      Research      Value        Bond        Stock        Stock
                                           -----------  -----------  -----------  ----------  -----------  -----------  ----------


Income:
   Dividends                              $       191            -          126          61           94            3          23
                                           -----------  -----------  -----------  ----------  -----------  -----------  ----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                         -          (56)         (59)        (60)           8          258         467
   Realized gain distributions                     74            3            -           -            -           76          76
                                           -----------  -----------  -----------  ----------  -----------  -----------  ----------
       Net realized gain (loss)                    74          (53)         (59)        (60)           8          334         543
                                           -----------  -----------  -----------  ----------  -----------  -----------  ----------

Change in unrealized appreciation
   (depreciation)                               5,181       21,898       11,811      12,587          255       18,574      44,695
                                           -----------  -----------  -----------  ----------  -----------  -----------  ----------

       Net increase (decrease) in net
         assets from operations           $     5,446       21,845       11,878      12,588          357       18,911      45,261
                                           ===========  ===========  ===========  ==========  ===========  ===========  ==========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statements of Operations
Period ended December 31, 1998




                                                         Cova               GACC      Lord Abbett
                                             --------------------------  ----------  -----------

                                                                                       Growth
                                              Select     International     Money        and
                                              Equity        Equity         Market      Income       Total
                                             ----------  --------------  ----------  -----------  -----------


Income:
   Dividends                               $        25             652           -        8,782        9,957
                                             ----------  --------------  ----------  -----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                        112            (117)     12,085           40       12,678
   Realized gain distributions                     503               8           -       28,237       28,977
                                             ----------  --------------  ----------  -----------  -----------
       Net realized gain (loss)                    615            (109)     12,085       28,277       41,655
                                             ----------  --------------  ----------  -----------  -----------

Change in unrealized appreciation
   (depreciation)                               65,356           1,778       4,240       25,472      211,847
                                             ----------  --------------  ----------  -----------  -----------

       Net increase (decrease) in net
         assets from operations            $    65,996           2,321      16,325       62,531      263,459
                                             ==========  ==============  ==========  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statements of Changes in Net Assets
Period ended December 31, 1998




                                                                                     Cova
                                            ---------------------------------------------------------------------------------------

                                                                       Large                                 Small        Large
                                               Bond      Developing     Cap        Mid-Cap      Quality       Cap          Cap
                                            Debenture     Growth      Research      Value        Bond        Stock        Stock
                                            -----------  ----------  -----------  -----------  ----------  -----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)         $        191           -          126           61          94            3           23
     Net realized gain (loss)                       74         (53)         (59)         (60)          8          334          543
     Change in unrealized appreciation
       (depreciation)                            5,181      21,898       11,811       12,587         255       18,574       44,695

       Net increase (decrease) from         -----------  ----------  -----------  -----------  ----------  -----------  -----------
         operations                              5,446      21,845       11,878       12,588         357       18,911       45,261
                                            -----------  ----------  -----------  -----------  ----------  -----------  -----------

Contract transactions:
   Cova payments                                     -           -            -            -           -            -            -
   Cova redemptions                                  -           -            -            -           -            -            -
   Payments received from contract
     owners                                          -           -            -            -           -            -            -
   Transfers between sub-accounts
     (including fixed account), net            161,726     115,070      119,413      150,800     133,943      105,943      216,611
   Transfers for contract benefits and
     terminations                                 (982)     (1,647)      (1,990)      (1,994)       (394)      (3,350)      (4,579)

       Net increase (decrease) in net
         assets from contract               -----------  ----------  -----------  -----------  ----------  -----------  -----------
         transactions                          160,744     113,423      117,423      148,806     133,549      102,593      212,032
                                            -----------  ----------  -----------  -----------  ----------  -----------  -----------

       Net increase (decrease) in net
         assets                                166,190     135,268      129,301      161,394     133,906      121,504      257,293

Net assets at beginning of period                    -           -            -            -           -            -            -
                                            -----------  ----------  -----------  -----------  ----------  -----------  -----------
Net assets at end of period               $    166,190     135,268      129,301      161,394     133,906      121,504      257,293
                                            ===========  ==========  ===========  ===========  ==========  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT ONE
Statements of Changes in Net Assets
Period ended December 31, 1998




                                                        Cova                GACC      Lord Abbett
                                            ---------------------------  -----------  ----------

                                                                                       Growth
                                              Select     International     Money         and
                                              Equity        Equity         Market      Income       Total
                                            -----------  --------------  -----------  ----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)         $         25             652            -       8,782        9,957
     Net realized gain (loss)                      615            (109)      12,085      28,277       41,655
     Change in unrealized appreciation
       (depreciation)                           65,356           1,778        4,240      25,472      211,847

       Net increase (decrease) from         -----------  --------------  -----------  ----------  -----------
         operations                             65,996           2,321       16,325      62,531      263,459
                                            -----------  --------------  -----------  ----------  -----------

Contract transactions:
   Cova payments                                     -               -            -           -            -
   Cova redemptions                                  -               -            -           -            -
   Payments received from contract
     owners                                          -               -    2,605,542           -    2,605,542
   Transfers between sub-accounts
     (including fixed account), net            417,562          91,449   (2,120,328)    607,811            -
   Transfers for contract benefits and
     terminations                               (5,831)         (3,494)     (50,337)     (7,431)     (82,029)

       Net increase (decrease) in net
         assets from contract               -----------  --------------  -----------  ----------  -----------
         transactions                          411,731          87,955      434,877     600,380    2,523,513
                                            -----------  --------------  -----------  ----------  -----------

       Net increase (decrease) in net
         assets                                477,727          90,276      451,202     662,911    2,786,972

Net assets at beginning of period                    -               -            -           -            -
                                            -----------  --------------  -----------  ----------  -----------
Net assets at end of period               $    477,727          90,276      451,202     662,911    2,786,972
                                            ===========  ==============  ===========  ==========  ===========


See accompanying notes to financial statements.


COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(1)   ORGANIZATION
      Cova Variable Life Account One (the Separate Account), a unit investment trust registered under the Investment Company Act of 1940, as amended, was established by Cova Financial Life Services Insurance Company (CFSLIC) and exists in accordance with the regulations of the Missouri Department of Insurance. The Separate Account is a funding vehicle for variable life insurance policies issued by CFSLIC.

      The Separate Account is divided into sub-accounts with the assets of each sub-account invested in corresponding portfolios of the following investment companies. Each investment company is a diversified, open-end, management investment company registered under the Investment Company Act of 1940, as amended. The sub-accounts available for investment may vary between variable life insurance policies offered for sale by CFSLIC.

      Cova Series Trust (Cova)                                      Kemper Variable Series (Kemper)
         Lord Abbett Growth and Income Portfolio                       Kemper Small Cap Growth Portfolio
         Bond Debenture Portfolio                                      Kemper Small Cap Value Portfolio
         Developing Growth Portfolio                                   Kemper Government Securities Portfolio
         Large Cap Research Portfolio                               MFS Variable Insurance Trust (MFS)
         Mid-Cap Value Portfolio                                       MFS Research Series
         Quality Bond Portfolio                                        MFS Growth with Income Series
         Small Cap Stock Portfolio                                     MFS Emerging Growth Series
         Large Cap Stock Portfolio                                     MFS High Income Series
         Select Equity Portfolio                                       MFS Global Governments Series
         International Equity Portfolio                                MFS New Discovery Series
      General American Capital Company (GACC)                       Oppenheimer Variable Account Funds (Oppenheimer)
         Money Market Fund                                             Oppenheimer Capital Appreciation Fund
      Russell Insurance Funds (Russell)                                Oppenheimer Main Street Growth & Income Fund
         Multi-Style Equity Fund                                       Oppenheimer High Income Fund
         Aggressive Equity Fund                                        Oppenheimer Bond Fund
         Non-U.S. Fund                                                 Oppenheimer Strategic Bond Fund
         Core Bond Fund                                             Putnam Variable Trust (Putnam)
         Real Estate Securities Fund                                   Putnam VT Growth and Income Fund
      AIM Variable Insurance Funds, Inc. (AIM)                         Putnam VT New Value Fund
         AIM V.I. Value Fund                                           Putnam VT Vista Fund
         AIM V.I. Capital Appreciation Fund                            Putnam VT International Growth Fund
         AIM V.I. International Equity Fund                            Putnam VT International New Opportunities Fund
      Alliance Variable Products Series Fund, Inc. (Alliance)       Franklin Templeton Variable Insurance Products Trust (Templeton)
         Premier Growth Portfolio                                      Templeton Global Income Securities Fund
         Real Estate Investment Portfolio                              Franklin Small Cap Fund
      Liberty Variable Investment Trust (Liberty)                      Templeton Growth Securities Fund
         Newport Tiger Fund, Variable Series                           Templeton International Securities Fund
      Goldman Sachs Variable Insurance Trust (Goldman Sachs)           Templeton Developing Markets Securities Fund
         Goldman Sachs Growth and Income Fund                          Mutual Shares Securities Fund
         Goldman Sachs International Equity Fund                       Franklin Large Cap Growth Securities Fund
         Goldman Sachs Global Income Fund
         Goldman Sachs Internet Tollkeeper Fund





COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(2)   SIGNIFICANT ACCOUNTING POLICIES
      (A)  INVESTMENT VALUATION
           Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios, which value their investment securities at fair value. The average cost method is used to compute the realized gains and losses on the sale of portfolio shares owned by the sub-accounts. Income from dividends and gains from realized capital gain distributions are recorded on the ex- distribution date.

      (B)  REINVESTMENT OF DISTRIBUTIONS
           With the exception of the GACC Money Market Fund, dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

           GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized capital gains are deemed to pass through to the Separate Account. As a result, GACC does not distribute dividends and realized capital gains. During December of each year, the accumulated net investment income and realized capital gains of the GACC Money Market Fund are allocated to the Separate Account by increasing the cost basis and recognizing a gain in the Separate Account.

      (C)  FEDERAL INCOME TAXES
           The operations of the Separate Account are included in the federal income tax return of CFSLIC which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, CFSLIC believes it will be treated as the owner of the Separate Account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable life insurance policies. Based on this, no charge has been made to the Separate Account for federal income taxes. A charge may be made in future years for federal income taxes that would be attributable to the variable life insurance policies.


(3)   SEPARATE ACCOUNT EXPENSES
      For flexible premium variable universal life policies, CFSLIC deducts a daily charge from the net assets of the Separate Account sub-accounts for the assumption of mortality and expense risks. The daily charge is equivalent on an annual basis to 0.55% for the first 10 policy years, 0.45% for policy years 11-20 and 0.35% thereafter.


(4)   CONTRACT CHARGES AND FEES
      There are contract charges and fees associated with the variable life insurance policies CFSLIC deducts from the policy account value that reduce the return on investment. CFSLIC sells single premium variable life
      (SPVL) and flexible premium variable universal life (FPVL) policies and the contract charges and fees vary.

      The insurance charges for SPVL policies include mortality and expense risk, administrative, tax expense and cost of insurance. These charges are deducted from the policy account value on a monthly basis. Withdrawals during the first 10 years may be subject to a contingent deferred sales charge. In addition, CFSLIC deducts a deferred premium tax charge on premium surrendered during the first 10 years. CFSLIC charges a $30 annual contract maintenance fee on policies with values less than $50,000. Subject to certain restrictions, policy owners may transfer accumulated value between the available Separate Account sub-accounts. CFSLIC deducts a transfer fee on each transfer in excess of twelve transfers during a policy year. Transfers made in a dollar cost averaging program are not subject to the transfer fee. The insurance charges and fees are explained in the product prospectus.

      The insurance charges for FPVL policies include tax expense, selection and issue expense, monthly policy charge, cost of insurance and the charges for additional benefit riders. These charges are deducted from the policy account value on a monthly basis. CFSLIC deducts a sales charge from each premium payment. In addition, CFSLIC will deduct a contingent deferred sales charge during the first 10 years if certain conditions occur. Subject to certain restrictions, policy owners may transfer or withdraw accumulated value between the available Separate Account sub-accounts and the General Account. CFSLIC deducts a fee on each transfer or withdrawal in excess of twelve transfers and withdrawals during a policy year. The insurance charges and fees are explained in the product prospectus.

COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(5)    COST BASIS OF INVESTMENTS
       The cost basis of each sub-account's investment follows:


       Cova Lord Abbett Growth and Income      $ 1,870,000            Kemper Small Cap Growth                             $ 9,415
       Cova Bond Debenture                         362,472            Kemper Small Cap Value                                2,267
       Cova Developing Growth                      480,565            Kemper Government Securities                            100
       Cova Large Cap Research                     549,837            MFS Research                                         11,741
       Cova Mid-Cap Value                          316,545            MFS Growth with Income                               16,784
       Cova Quality Bond                           168,874            MFS Emerging Growth                                   3,071
       Cova Small Cap Stock                        255,862            MFS High Income                                       2,429
       Cova Large Cap Stock                      1,195,237            MFS Global Governments                                  100
       Cova Select Equity                          980,989            MFS New Discovery                                       100
       Cova International Equity                   224,652            Oppenheimer Capital Appreciation                        154
       GACC Money Market                           756,961            Oppenheimer Main Street Growth & Income                 306
       Russell Multi-Style Equity                      101            Oppenheimer High Income                                 100
       Russell Aggressive Equity                       108            Oppenheimer Bond                                     10,876
       Russell Non-U.S.                                105            Oppenheimer Strategic Bond                              100
       Russell Core Bond                               104            Putnam VT Growth and Income                          25,887
       Russell Real Estate Securities                  104            Putnam VT New Value                                     100
       AIM V.I. Value                              172,181            Putnam VT Vista                                      18,112
       AIM V.I. Capital Appreciation               340,339            Putnam VT International Growth                        7,170
       AIM V.I. International Equity                13,691            Putnam VT International New Opportunities            17,629
       Alliance Premier Growth                      38,582            Templeton Global Income Securities                   47,727
       Alliance Real Estate Investment              12,892            Franklin Small Cap                                   92,430
       Liberty Newport Tiger Fund, Variable          2,598            Templeton Growth Securities                           7,343
       Goldman Sachs Growth and Income               4,840            Templeton International Securities                   55,353
       Goldman Sachs International Equity              105            Templeton Developing Markets Securities              10,999
       Goldman Sachs Global Income                   9,628            Templeton Mutual Shares Securities                    7,953
       Goldman Sachs Internet Tollkeeper               100            Franklin Large Cap Growth Securities                 75,391
                                                                                                                    --------------
                                                                                                                      $ 8,181,109
                                                                                                                    ==============

COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE

                                                             Commenced           Sub-account Accumulation Unit Value
                                                                             -----------------------------------------
                                                            Operations        12/31/00       12/31/99      12/31/98
                                                            ------------     ------------   ------------  ------------

       Single premium variable life policies (SPVL):
         Cova Lord Abbett Growth and Income                    01/08/99        14.273407      12.448204             -
         Cova Bond Debenture                                   04/13/98        10.699708      10.614338     10.262336
         Cova Developing Growth                                04/16/98        10.593670      13.050371      9.855135
         Cova Large Cap Research                               05/04/98        15.506992      13.771430     10.972618
         Cova Mid-Cap Value                                    03/23/98        15.473303      10.119059      9.576906
         Cova Quality Bond                                     04/13/98        11.755302      10.551764     10.717509
         Cova Small Cap Stock                                  04/13/98        11.499103      12.850204      8.891377
         Cova Large Cap Stock                                  04/13/98        12.629852      14.283064     12.135469
         Cova Select Equity                                    03/23/98        11.815526      12.600289     11.480648
         Cova International Equity                             03/23/98        11.299757      13.571289     10.560451
         GACC Money Market                                     02/26/98        11.723325      11.013039     10.468518
         AIM V.I. Value                                        05/03/99        10.049558      11.774189             -
         AIM V.I. Capital Appreciation                         07/19/99        12.406258      13.925402             -
         AIM V.I. International Equity                         05/01/00         8.007613              -             -
         Templeton Global Income Securities                    07/19/99        10.497353       9.970060             -
         Franklin Small Cap                                    07/19/99        11.824459      14.136079             -
         Templeton Growth Securities                           07/19/99        11.828016      11.011283             -
         Templeton International Securities                    07/19/99        10.590540      10.827249             -
         Franklin Large Cap Growth Securities                  07/19/99        12.986543      12.333825             -


       Flexible premium variable universal life
        policies (FPVL):
         Cova Lord Abbett Growth and Income                    05/01/00        11.365063              -             -
         Cova Bond Debenture                                   05/01/00         9.972387              -             -
         Cova Developing Growth                                05/01/00         8.795134              -             -
         Cova Large Cap Research                               05/01/00        11.494327              -             -
         Cova Mid-Cap Value                                    05/01/00        13.347979              -             -
         Cova Quality Bond                                     05/01/00        10.907389              -             -
         Cova Small Cap Stock                                  05/01/00         9.207861              -             -
         Cova Large Cap Stock                                  05/01/00         8.848455              -             -




COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE

                                                             Commenced         Sub-account Net Assets (in thousands)
                                                                             ----------------------------------------
                                                            Operations        12/31/00      12/31/99      12/31/98
                                                            ------------     ------------  ------------  ------------

       Single premium variable life policies (SPVL):
         Cova Lord Abbett Growth and Income                    01/08/99            2,231         1,678             -
         Cova Bond Debenture                                   04/13/98              348           411           166
         Cova Developing Growth                                04/16/98              445           346           135
         Cova Large Cap Research                               05/04/98              645           401           129
         Cova Mid-Cap Value                                    03/23/98              462           242           161
         Cova Quality Bond                                     04/13/98              165            86           134
         Cova Small Cap Stock                                  04/13/98              291           212           122
         Cova Large Cap Stock                                  04/13/98            1,074           864           257
         Cova Select Equity                                    03/23/98              901           870           478
         Cova International Equity                             03/23/98              203           147            90
         GACC Money Market                                     02/26/98              651           491           451
         AIM V.I. Value                                        05/03/99              127            26             -
         AIM V.I. Capital Appreciation                         07/19/99              276             2             -
         AIM V.I. International Equity                         05/01/00                9             -             -
         Templeton Global Income Securities                    07/19/99               48             -             -
         Franklin Small Cap                                    07/19/99               80             -             -
         Templeton Growth Securities                           07/19/99                7             2             -
         Templeton International Securities                    07/19/99               35             2             -
         Franklin Large Cap Growth Securities                  07/19/99               72             -             -


       Flexible premium variable universal life
        policies (FPVL):
         Cova Lord Abbett Growth and Income                    05/01/00                4             -             -
         Cova Bond Debenture                                   05/01/00                1             -             -
         Cova Developing Growth                                05/01/00               23             -             -
         Cova Large Cap Research                               05/01/00                2             -             -
         Cova Mid-Cap Value                                    05/01/00               26             -             -
         Cova Quality Bond                                     05/01/00               10             -             -
         Cova Small Cap Stock                                  05/01/00                -             -             -
         Cova Large Cap Stock                                  05/01/00               11             -             -



COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE
                                                                                            % Change in
                                                             Commenced         Sub-account Accumulation Unit Value
                                                                             -----------------------------------------
                                                            Operations          2000           1999          1998
                                                            ------------     ------------   -----------   ------------

       Single premium variable life policies (SPVL):
         Cova Lord Abbett Growth and Income                    01/08/99           14.66%        11.41%              -
         Cova Bond Debenture                                   04/13/98            0.80%         3.43%          0.78%
         Cova Developing Growth                                04/16/98          -18.82%        32.42%         -5.41%
         Cova Large Cap Research                               05/04/98           12.60%        25.51%          4.31%
         Cova Mid-Cap Value                                    03/23/98           52.91%         5.66%         -6.17%
         Cova Quality Bond                                     04/13/98           11.41%        -1.55%          6.22%
         Cova Small Cap Stock                                  04/13/98          -10.51%        44.52%        -14.87%
         Cova Large Cap Stock                                  04/13/98          -11.57%        17.70%         13.96%
         Cova Select Equity                                    03/23/98           -6.23%         9.75%          9.65%
         Cova International Equity                             03/23/98          -16.74%        28.51%          1.80%
         GACC Money Market                                     02/26/98            6.45%         5.20%          4.69%
         AIM V.I. Value                                        05/03/99          -14.65%        17.74%              -
         AIM V.I. Capital Appreciation                         07/19/99          -10.91%        28.36%              -
         AIM V.I. International Equity                         05/01/00          -19.92%             -              -
         Templeton Global Income Securities                    07/19/99            5.29%        -0.30%              -
         Franklin Small Cap                                    07/19/99          -16.35%        41.36%              -
         Templeton Growth Securities                           07/19/99            7.42%        10.11%              -
         Templeton International Securities                    07/19/99           -2.19%         8.27%              -
         Franklin Large Cap Growth Securities                  07/19/99            5.29%        23.34%              -


       Flexible premium variable universal life
        policies (FPVL):
         Cova Lord Abbett Growth and Income                    05/01/00           13.65%             -              -
         Cova Bond Debenture                                   05/01/00           -0.28%             -              -
         Cova Developing Growth                                05/01/00          -12.05%             -              -
         Cova Large Cap Research                               05/01/00           14.94%             -              -
         Cova Mid-Cap Value                                    05/01/00           33.48%             -              -
         Cova Quality Bond                                     05/01/00            9.07%             -              -
         Cova Small Cap Stock                                  05/01/00           -7.92%             -              -
         Cova Large Cap Stock                                  05/01/00          -11.52%             -              -



COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE, CONTINUED:

                                                             Commenced          Sub-account Accumulation Unit Value
                                                                             -----------------------------------------
                                                            Operations        12/31/00       12/31/99      12/31/98
                                                            ------------     ------------   ------------  ------------

       Flexible premium variable universal life
        policies (FPVL), continued:
         Cova Select Equity                                    05/01/00         9.316547              -             -
         Cova International Equity                             05/01/00         8.647153              -             -
         GACC Money Market                                     11/29/99        10.636600      10.047103             -
         Russell Multi-Style Equity                            05/01/00         9.002885              -             -
         Russell Aggressive Equity                             05/01/00         9.508158              -             -
         Russell Non-U.S.                                      05/01/00         8.990796              -             -
         Russell Core Bond                                     05/01/00        10.778364              -             -
         Russell Real Estate Securities                        05/01/00        11.655683              -             -
         AIM V.I. Value                                        05/01/00         8.043170              -             -
         AIM V.I. Capital Appreciation                         05/01/00         8.368587              -             -
         AIM V.I. International Equity                         05/01/00         7.978430              -             -
         Alliance Premier Growth                               05/01/00         7.914624              -             -
         Alliance Real Estate Investment                       05/01/00        11.309318              -             -
         Liberty Newport Tiger Fund, Variable                  05/01/00         8.809653              -             -
         Goldman Sachs Growth and Income                       05/01/00         9.401603              -             -
         Goldman Sachs International Equity                    05/01/00         8.789453              -             -
         Goldman Sachs Global Income                           05/01/00        10.648936              -             -
         Goldman Sachs Internet Tollkeeper                     07/03/00         6.539632              -             -
         Kemper Small Cap Growth                               05/01/00         8.432102              -             -
         Kemper Small Cap Value                                05/01/00        10.430869              -             -
         Kemper Government Securities                          05/01/00        10.858457              -             -
         MFS Research                                          05/01/00         8.963784              -             -
         MFS Growth with Income                                05/01/00         9.916426              -             -
         MFS Emerging Growth                                   05/01/00         8.048986              -             -
         MFS High Income                                       05/01/00         9.284257              -             -
         MFS Global Governments                                05/01/00        10.542896              -             -
         MFS New Discovery                                     09/01/00         8.622034              -             -
         Oppenheimer Capital Appreciation                      05/01/00         9.037208              -             -
         Oppenheimer Main Street Growth & Income               05/01/00         9.021560              -             -
         Oppenheimer High Income                               05/01/00         9.742885              -             -




COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE, CONTINUED:

                                                             Commenced        Sub-account Net Assets (in thousands)
                                                                             ----------------------------------------
                                                            Operations        12/31/00      12/31/99      12/31/98
                                                            ------------     ------------  ------------  ------------

       Flexible premium variable universal life
        policies (FPVL), continued:
         Cova Select Equity                                    05/01/00                -             -             -
         Cova International Equity                             05/01/00                -             -             -
         GACC Money Market                                     11/29/99                -             -             -
         Russell Multi-Style Equity                            05/01/00                -             -             -
         Russell Aggressive Equity                             05/01/00                -             -             -
         Russell Non-U.S.                                      05/01/00                -             -             -
         Russell Core Bond                                     05/01/00                -             -             -
         Russell Real Estate Securities                        05/01/00                -             -             -
         AIM V.I. Value                                        05/01/00               14             -             -
         AIM V.I. Capital Appreciation                         05/01/00                5             -             -
         AIM V.I. International Equity                         05/01/00                2             -             -
         Alliance Premier Growth                               05/01/00               31             -             -
         Alliance Real Estate Investment                       05/01/00               14             -             -
         Liberty Newport Tiger Fund, Variable                  05/01/00                2             -             -
         Goldman Sachs Growth and Income                       05/01/00                4             -             -
         Goldman Sachs International Equity                    05/01/00                -             -             -
         Goldman Sachs Global Income                           05/01/00                9             -             -
         Goldman Sachs Internet Tollkeeper                     07/03/00                -             -             -
         Kemper Small Cap Growth                               05/01/00                8             -             -
         Kemper Small Cap Value                                05/01/00                2             -             -
         Kemper Government Securities                          05/01/00                -             -             -
         MFS Research                                          05/01/00               11             -             -
         MFS Growth with Income                                05/01/00               17             -             -
         MFS Emerging Growth                                   05/01/00                3             -             -
         MFS High Income                                       05/01/00                2             -             -
         MFS Global Governments                                05/01/00                -             -             -
         MFS New Discovery                                     09/01/00                -             -             -
         Oppenheimer Capital Appreciation                      05/01/00                -             -             -
         Oppenheimer Main Street Growth & Income               05/01/00                -             -             -
         Oppenheimer High Income                               05/01/00                -             -             -




COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE, CONTINUED:
                                                                                           % Change in
                                                             Commenced          Sub-account Accumulation Unit Value
                                                                             -----------------------------------------
                                                            Operations          2000           1999          1998
                                                            ------------     ------------   -----------   ------------

       Flexible premium variable universal life
        policies (FPVL), continued:
         Cova Select Equity                                    05/01/00           -6.83%             -              -
         Cova International Equity                             05/01/00          -13.53%             -              -
         GACC Money Market                                     11/29/99            5.87%         0.47%              -
         Russell Multi-Style Equity                            05/01/00           -9.97%             -              -
         Russell Aggressive Equity                             05/01/00           -4.92%             -              -
         Russell Non-U.S.                                      05/01/00          -10.09%             -              -
         Russell Core Bond                                     05/01/00            7.78%             -              -
         Russell Real Estate Securities                        05/01/00           16.56%             -              -
         AIM V.I. Value                                        05/01/00          -19.57%             -              -
         AIM V.I. Capital Appreciation                         05/01/00          -16.31%             -              -
         AIM V.I. International Equity                         05/01/00          -20.22%             -              -
         Alliance Premier Growth                               05/01/00          -20.85%             -              -
         Alliance Real Estate Investment                       05/01/00           13.09%             -              -
         Liberty Newport Tiger Fund, Variable                  05/01/00          -11.90%             -              -
         Goldman Sachs Growth and Income                       05/01/00           -5.98%             -              -
         Goldman Sachs International Equity                    05/01/00          -12.11%             -              -
         Goldman Sachs Global Income                           05/01/00            6.49%             -              -
         Goldman Sachs Internet Tollkeeper                     07/03/00          -34.60%             -              -
         Kemper Small Cap Growth                               05/01/00          -15.68%             -              -
         Kemper Small Cap Value                                05/01/00            4.31%             -              -
         Kemper Government Securities                          05/01/00            8.58%             -              -
         MFS Research                                          05/01/00          -10.36%             -              -
         MFS Growth with Income                                05/01/00           -0.84%             -              -
         MFS Emerging Growth                                   05/01/00          -19.51%             -              -
         MFS High Income                                       05/01/00           -7.16%             -              -
         MFS Global Governments                                05/01/00            5.43%             -              -
         MFS New Discovery                                     09/01/00          -13.78%             -              -
         Oppenheimer Capital Appreciation                      05/01/00           -9.63%             -              -
         Oppenheimer Main Street Growth & Income               05/01/00           -9.78%             -              -
         Oppenheimer High Income                               05/01/00           -2.57%             -              -

COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE, CONTINUED:

                                                             Commenced           Sub-account Accumulation Unit Value
                                                                             -----------------------------------------
                                                            Operations        12/31/00       12/31/99      12/31/98
                                                            ------------     ------------   ------------  ------------

       Flexible premium variable universal life
        policies (FPVL), continued:
         Oppenheimer Bond                                      05/01/00        10.564621              -             -
         Oppenheimer Strategic Bond                            05/01/00        10.202909              -             -
         Putnam VT Growth and Income                           05/01/00        10.867548              -             -
         Putnam VT New Value                                   05/01/00        11.965271              -             -
         Putnam VT Vista                                       05/01/00         8.370416              -             -
         Putnam VT International Growth                        05/01/00         9.143180              -             -
         Putnam VT International New Opportunities             05/01/00         6.637508              -             -
         Franklin Small Cap                                    05/01/00         8.381854              -             -
         Templeton International Securities                    05/01/00        10.275495              -             -
         Templeton Developing Markets Securities               05/01/00         8.072320              -             -
         Templeton Mutual Shares Securities                    05/01/00        11.041421              -             -




COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE, CONTINUED:

                                                             Commenced         Sub-account Net Assets (in thousands)
                                                                             ----------------------------------------
                                                            Operations        12/31/00      12/31/99      12/31/98
                                                            ------------     ------------  ------------  ------------

       Flexible premium variable universal life
        policies (FPVL), continued:
         Oppenheimer Bond                                      05/01/00               11             -             -
         Oppenheimer Strategic Bond                            05/01/00                -             -             -
         Putnam VT Growth and Income                           05/01/00               28             -             -
         Putnam VT New Value                                   05/01/00                -             -             -
         Putnam VT Vista                                       05/01/00               16             -             -
         Putnam VT International Growth                        05/01/00                7             -             -
         Putnam VT International New Opportunities             05/01/00               13             -             -
         Franklin Small Cap                                    05/01/00                -             -             -
         Templeton International Securities                    05/01/00               20             -             -
         Templeton Developing Markets Securities               05/01/00                9             -             -
         Templeton Mutual Shares Securities                    05/01/00                9             -             -




COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE, CONTINUED:
                                                                                           % Change in
                                                             Commenced          Sub-account Accumulation Unit Value
                                                                             -----------------------------------------
                                                            Operations        12/31/00       12/31/99      12/31/98
                                                            ------------     ------------   -----------   ------------

       Flexible premium variable universal life
        policies (FPVL), continued:
         Oppenheimer Bond                                      05/01/00            5.65%             -              -
         Oppenheimer Strategic Bond                            05/01/00            2.03%             -              -
         Putnam VT Growth and Income                           05/01/00            8.68%             -              -
         Putnam VT New Value                                   05/01/00           19.65%             -              -
         Putnam VT Vista                                       05/01/00          -16.30%             -              -
         Putnam VT International Growth                        05/01/00           -8.57%             -              -
         Putnam VT International New Opportunities             05/01/00          -33.62%             -              -
         Franklin Small Cap                                    05/01/00          -16.18%             -              -
         Templeton International Securities                    05/01/00            2.75%             -              -
         Templeton Developing Markets Securities               05/01/00          -19.28%             -              -
         Templeton Mutual Shares Securities                    05/01/00           10.41%             -              -



COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION)

      The realized gain (loss) on the sale of fund shares and the change in unrealized appreciation (depreciation) for each sub-account during the year ending December 31, 2000 December 31, 1999 and December 31, 19998 follows:

                                                                                     Realized Gain (Loss)
                                                              ----------------------------------------------------------------
                                                                  Aggregate            Aggregate Cost
                                                   Year or     Proceeds from Sales     of Fund Shares            Realized
                                                   Period       of Fund Shares            Redeemed             Gain (Loss)
                                                   -------    ------------------    --------------------    ------------------


      Cova Lord Abbett Growth and Income             2000             $ 158,921               $ 145,034              $ 13,887
                                                     1999                98,255                  97,085                 1,170
                                                     1998                     -                       -                     -

      Cova Bond Debenture                            2000               112,082                 109,886                 2,196
                                                     1999                 4,688                   4,644                    44
                                                     1998                   527                     527                     -

      Cova Developing Growth                         2000                 8,316                   7,392                   924
                                                     1999                15,912                  13,090                 2,822
                                                     1998                 1,194                   1,250                   (56)

      Cova Large Cap Research                        2000                68,613                  60,630                 7,983
                                                     1999                12,192                  10,598                 1,594
                                                     1998                 1,809                   1,868                   (59)

      Cova Mid-Cap Value                             2000                20,365                  16,137                 4,228
                                                     1999                17,534                  15,691                 1,843
                                                     1998                 1,646                   1,706                   (60)

      Cova Quality Bond                              2000                 3,084                   3,102                   (18)
                                                     1999                97,215                  98,374                (1,159)
                                                     1998                   890                     882                     8

      Cova Small Cap Stock                           2000                12,049                   9,061                 2,988
                                                     1999                 6,684                   5,547                 1,137
                                                     1998                 3,110                   2,852                   258

      Cova Large Cap Stock                           2000                73,693                  68,461                 5,232
                                                     1999                49,866                  43,464                 6,402
                                                     1998                 4,336                   3,869                   467

      Cova Select Equity                             2000                87,788                  85,185                 2,603
                                                     1999                79,613                  77,125                 2,488
                                                     1998                 2,999                   2,888                   111

      Cova International Equity                      2000                 8,181                   7,648                   533
                                                     1999                19,787                  18,422                 1,365
                                                     1998                 3,171                   3,287                  (116)



COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                                     Realized Gain (Loss)
                                                              ----------------------------------------------------------------
                                                                  Aggregate            Aggregate Cost
                                                   Year or     Proceeds from Sales     of Fund Shares            Realized
                                                   Period       of Fund Shares            Redeemed             Gain (Loss)
                                                   -------    ------------------    --------------------    ------------------


      GACC Money Market                              2000           $ 3,314,082             $ 3,269,947          $ 44,135
                                                     1999             2,543,802               2,519,093            24,709
                                                     1998             2,041,400               2,029,315            12,085

      Russell Multi-Style Equity                     2000                     -                       -                 -
                                                     1999                     -                       -                 -
                                                     1998                     -                       -                 -

      Russell Aggressive Equity                      2000                     -                       -                 -
                                                     1999                     -                       -                 -
                                                     1998                     -                       -                 -

      Russell Non-U.S.                               2000                     -                       -                 -
                                                     1999                     -                       -                 -
                                                     1998                     -                       -                 -

      Russell Core Bond                              2000                     -                       -                 -
                                                     1999                     -                       -                 -
                                                     1998                     -                       -                 -

      Russell Real Estate Securities                 2000                     -                       -                 -
                                                     1999                     -                       -                 -
                                                     1998                     -                       -                 -

      AIM V.I. Value                                 2000                16,376                  15,668               708
                                                     1999                   218                     188                30
                                                     1998                     -                       -                 -

      AIM V.I. Capital Appreciation                  2000                 4,133                   4,173               (40)
                                                     1999                     8                       7                 1
                                                     1998                     -                       -                 -

      AIM V.I. International Equity                  2000                   338                     378               (40)
                                                     1999                     -                       -                 -
                                                     1998                     -                       -                 -

      Alliance Premier Growth                        2000                 1,906                   2,066              (160)
                                                     1999                     -                       -                 -
                                                     1998                     -                       -                 -

      Alliance Real Estate Investment                2000                   767                     755                12
                                                     1999                     -                       -                 -
                                                     1998                     -                       -                 -


COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                                     Realized Gain (Loss)
                                                              ----------------------------------------------------------------
                                                                  Aggregate            Aggregate Cost
                                                   Year or     Proceeds from Sales     of Fund Shares            Realized
                                                   Period       of Fund Shares            Redeemed             Gain (Loss)
                                                   -------    ------------------    --------------------    ------------------


      Liberty Newport Tiger Fund, Variable           2000                 $ 286                   $ 304                 $ (18)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Goldman Sachs Growth and Income                2000                   744                     774                   (30)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Goldman Sachs International Equity             2000                     -                       -                     -
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Goldman Sachs Global Income                    2000                   310                     304                     6
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Goldman Sachs Internet Tollkeeper              2000                     1                       1                     -
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Kemper Small Cap Growth                        2000                   388                     385                     3
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Kemper Small Cap Value                         2000                   593                     582                    11
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Kemper Government Securities                   2000                     -                       -                     -
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      MFS Research                                   2000                 1,195                   1,191                     4
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      MFS Growth with Income                         2000                 1,088                   1,090                    (2)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      MFS Emerging Growth                            2000                   302                     324                   (22)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -


COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                                     Realized Gain (Loss)
                                                              ----------------------------------------------------------------
                                                                  Aggregate            Aggregate Cost
                                                   Year or     Proceeds from Sales     of Fund Shares            Realized
                                                   Period       of Fund Shares            Redeemed             Gain (Loss)
                                                   -------    ------------------    --------------------    ------------------


      MFS High Income                                2000                 $ 406                   $ 419                 $ (13)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      MFS Global Governments                         2000                     -                       -                     -
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      MFS New Discovery                              2000                     -                       -                     -
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Oppenheimer Capital Appreciation               2000                     -                       -                     -
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Oppenheimer Main Street Growth & Income        2000                   130                     140                   (10)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Oppenheimer High Income                        2000                     -                       -                     -
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Oppenheimer Bond                               2000                   141                     137                     4
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Oppenheimer Strategic Bond                     2000                     -                       -                     -
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Putnam VT Growth and Income                    2000                 1,192                   1,139                    53
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Putnam VT New Value                            2000                     -                       -                     -
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Putnam VT Vista                                2000                   325                     326                    (1)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -


COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                                     Realized Gain (Loss)
                                                              ----------------------------------------------------------------
                                                                  Aggregate            Aggregate Cost
                                                   Year or     Proceeds from Sales     of Fund Shares            Realized
                                                   Period       of Fund Shares            Redeemed             Gain (Loss)
                                                   -------    ------------------    --------------------    ------------------


      Putnam VT International Growth                 2000                    64                      67                    (3)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Putnam VT International New Opportunities      2000                   181                     204                   (23)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Templeton Global Income Securities             2000                   983                   1,029                   (46)
                                                     1999                     -                       -                     -


      Franklin Small Cap                             2000                 1,302                   1,305                    (3)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Templeton Growth Securities                    2000                   266                     279                   (13)
                                                     1999                     8                       8                     -
                                                     1998                     -                       -                     -

      Templeton International Securities             2000                   649                     660                   (11)
                                                     1999                     8                       8                     -
                                                     1998                     -                       -                     -

      Templeton Developing Markets Securities        2000                   105                     115                   (10)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Templeton Mutual Shares Securities             2000                    77                      74                     3
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Franklin Large Cap Growth Securities           2000                 1,902                   1,902                     -
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -











COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                             Unrealized Appreciation (Depreciation)
                                                              ----------------------------------------------------------------
                                                                 Appreciation           Appreciation
                                                   Year or      (Depreciation)         (Depreciation)
                                                   Period       End of Period        Beginning of Period          Change
                                                   -------    ------------------    --------------------    ------------------


      Cova Lord Abbett Growth and Income             2000             $ 364,970               $ 140,732             $ 224,238
                                                     1999               140,732                       -               140,732
                                                     1998                     -                       -                     -

      Cova Bond Debenture                            2000               (13,564)                  7,497               (21,061)
                                                     1999                 7,497                   5,181                 2,316
                                                     1998                 5,181                       -                 5,181

      Cova Developing Growth                         2000               (12,271)                 88,047              (100,318)
                                                     1999                88,047                  21,898                66,149
                                                     1998                21,898                       -                21,898

      Cova Large Cap Research                        2000                97,284                  72,857                24,427
                                                     1999                72,857                  11,811                61,046
                                                     1998                11,811                       -                11,811

      Cova Mid-Cap Value                             2000               171,232                  20,332               150,900
                                                     1999                20,332                  12,587                 7,745
                                                     1998                12,587                       -                12,587

      Cova Quality Bond                              2000                 6,114                  (2,123)                8,237
                                                     1999                (2,123)                    255                (2,378)
                                                     1998                   255                       -                   255

      Cova Small Cap Stock                           2000                35,255                  81,861               (46,606)
                                                     1999                81,861                  18,574                63,287
                                                     1998                18,574                       -                18,574

      Cova Large Cap Stock                           2000              (109,732)                106,009              (215,741)
                                                     1999               106,009                  44,695                61,314
                                                     1998                44,695                       -                44,695

      Cova Select Equity                             2000               (79,918)                 46,891              (126,809)
                                                     1999                46,891                  65,356               (18,465)
                                                     1998                65,356                       -                65,356

      Cova International Equity                      2000               (21,978)                 30,034               (52,012)
                                                     1999                30,034                   1,778                28,256
                                                     1998                 1,778                       -                 1,778

      GACC Money Market                              2000               (31,157)                 11,821               (42,978)
                                                     1999                11,821                   4,240                 7,581
                                                     1998                 4,240                       -                 4,240



COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                            Unrealized Appreciation (Depreciation)
                                                              ----------------------------------------------------------------
                                                                 Appreciation           Appreciation
                                                   Year or      (Depreciation)         (Depreciation)
                                                   Period       End of Period        Beginning of Period          Change
                                                   -------    ------------------    --------------------    ------------------


      Russell Multi-Style Equity                     2000                 $ (11)                    $ -                 $ (11)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Russell Aggressive Equity                      2000                   (13)                      -                   (13)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Russell Non-U.S.                               2000                   (15)                      -                   (15)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Russell Core Bond                              2000                     4                       -                     4
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Russell Real Estate Securities                 2000                    13                       -                    13
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      AIM V.I. Value                                 2000               (31,186)                  2,049               (33,235)
                                                     1999                 2,049                       -                 2,049
                                                     1998                     -                       -                     -

      AIM V.I. Capital Appreciation                  2000               (58,850)                    300               (59,150)
                                                     1999                   300                       -                   300
                                                     1998                     -                       -                     -

      AIM V.I. International Equity                  2000                (2,276)                      -                (2,276)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Alliance Premier Growth                        2000                (7,489)                      -                (7,489)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Alliance Real Estate Investment                2000                   811                       -                   811
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Liberty Newport Tiger Fund, Variable           2000                  (391)                      -                  (391)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -



COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                              Unrealized Appreciation (Depreciation)
                                                              ----------------------------------------------------------------
                                                                 Appreciation           Appreciation
                                                   Year or      (Depreciation)         (Depreciation)
                                                   Period       End of Period        Beginning of Period          Change
                                                   -------    ------------------    --------------------    ------------------


      Goldman Sachs Growth and Income                2000                $ (361)                    $ -                $ (361)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Goldman Sachs International Equity             2000                   (17)                      -                   (17)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Goldman Sachs Global Income                    2000                  (352)                      -                  (352)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Goldman Sachs Internet Tollkeeper              2000                   (34)                      -                   (34)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Kemper Small Cap Growth                        2000                (1,360)                      -                (1,360)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Kemper Small Cap Value                         2000                   152                       -                   152
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Kemper Government Securities                   2000                     9                       -                     9
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      MFS Research                                   2000                  (975)                      -                  (975)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      MFS Growth with Income                         2000                  (147)                      -                  (147)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      MFS Emerging Growth                            2000                  (519)                      -                  (519)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      MFS High Income                                2000                  (165)                      -                  (165)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -



COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                          Unrealized Appreciation (Depreciation)
                                                              ----------------------------------------------------------------
                                                                 Appreciation           Appreciation
                                                   Year or      (Depreciation)         (Depreciation)
                                                   Period       End of Period        Beginning of Period          Change
                                                   -------    ------------------    --------------------    ------------------


      MFS Global Governments                         2000                   $ 6                     $ -                   $ 6
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      MFS New Discovery                              2000                   (14)                      -                   (14)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Oppenheimer Capital Appreciation               2000                   (11)                      -                   (11)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Oppenheimer Main Street Growth & Income        2000                   (10)                      -                   (10)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Oppenheimer High Income                        2000                    (2)                      -                    (2)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Oppenheimer Bond                               2000                   519                       -                   519
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Oppenheimer Strategic Bond                     2000                     2                       -                     2
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Putnam VT Growth and Income                    2000                 2,354                       -                 2,354
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Putnam VT New Value                            2000                    20                       -                    20
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Putnam VT Vista                                2000                (2,351)                      -                (2,351)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Putnam VT International Growth                 2000                  (429)                      -                  (429)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -



COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                             Unrealized Appreciation (Depreciation)
                                                              ----------------------------------------------------------------
                                                                 Appreciation           Appreciation
                                                   Year or      (Depreciation)         (Depreciation)
                                                   Period       End of Period        Beginning of Period          Change
                                                   -------    ------------------    --------------------    ------------------


      Putnam VT International New Opportunities      2000              $ (4,874)                    $ -              $ (4,874)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Templeton Global Income Securities             2000                   162                       -                   162
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Franklin Small Cap                             2000               (12,409)                     41               (12,450)
                                                     1999                    41                       -                    41
                                                     1998                     -                       -                     -

      Templeton Growth Securities                    2000                     5                     160                  (155)
                                                     1999                   160                       -                   160
                                                     1998                     -                       -                     -

      Templeton International Securities             2000                  (519)                    167                  (686)
                                                     1999                   167                       -                   167
                                                     1998                     -                       -                     -

      Templeton Developing Markets Securities        2000                (1,747)                      -                (1,747)
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Templeton Mutual Shares Securities             2000                   844                       -                   844
                                                     1999                     -                       -                     -
                                                     1998                     -                       -                     -

      Franklin Large Cap Growth Securities           2000                (3,436)                     23                (3,459)
                                                     1999                    23                       -                    23
                                                     1998                     -                       -                     -

COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(8)    SUB-ACCOUNT ACCUMULATION UNITS OUTSTANDING

                                                          12/31/00            12/31/99           12/31/98
                                                      -----------------   -----------------  -----------------


         Single premium variable life policies (SPVL):
           Cova Lord Abbett Growth and Income                  156,278             134,762                  -
           Cova Bond Debenture                                  32,553              38,749             16,194
           Cova Developing Growth                               42,018              26,493             13,726
           Cova Large Cap Research                              41,571              29,120             11,784
           Cova Mid-Cap Value                                   29,869              23,875             16,852
           Cova Quality Bond                                    14,010               8,134             12,494
           Cova Small Cap Stock                                 25,308              16,533             13,665
           Cova Large Cap Stock                                 85,046              60,489             21,202
           Cova Select Equity                                   76,254              69,034             41,611
           Cova International Equity                            17,928              10,864              8,549
           GACC Money Market                                    61,893              44,548             43,101
           AIM V.I. Value                                       12,683               2,202                  -
           AIM V.I. Capital Appreciation                        22,246                 176                  -
           AIM V.I. International Equity                         1,139                   -                  -
           Templeton Global Income Securities                    4,562                  10                  -
           Franklin Small Cap                                    6,760                  10                  -
           Templeton Growth Securities                             621                 205                  -
           Templeton International Securities                    3,252                 209                  -
           Franklin Large Cap Growth Securities                  5,541                  10                  -


         Flexible premium variable universal life policies (FPVL):
           Cova Lord Abbett Growth and Income                      382                   -                  -
           Cova Bond Debenture                                      60                   -                  -
           Cova Developing Growth                                2,628                   -                  -
           Cova Large Cap Research                                 215                   -                  -
           Cova Mid-Cap Value                                    1,913                   -                  -
           Cova Quality Bond                                       941                   -                  -
           Cova Small Cap Stock                                     10                   -                  -
           Cova Large Cap Stock                                  1,283                   -                  -
           Cova Select Equity                                       10                   -                  -
           Cova International Equity                                10                   -                  -
           GACC Money Market                                        10                  10                  -
           Russell Multi-Style Equity                               10                   -                  -
           Russell Aggressive Equity                                10                   -                  -
           Russell Non-U.S.                                         10                   -                  -
           Russell Core Bond                                        10                   -                  -
           Russell Real Estate Securities                           10                   -                  -
           AIM V.I. Value                                        1,678                   -                  -
           AIM V.I. Capital Appreciation                           655                   -                  -
           AIM V.I. International Equity                           287                   -                  -
           Alliance Premier Growth                               3,918                   -                  -
           Alliance Real Estate Investment                       1,208                   -                  -



COVA VARIABLE LIFE ACCOUNT ONE
Notes to Financial Statements
December 31, 2000


(8)    SUB-ACCOUNT ACCUMULATION UNITS OUTSTANDING, CONTINUED:

                                                          12/31/00            12/31/99           12/31/98
                                                      -----------------   -----------------  -----------------


         Flexible premium variable universal life
          policies (FPVL), continued:
           Liberty Newport Tiger Fund, Variable                    250                   -                  -
           Goldman Sachs Growth and Income                         475                   -                  -
           Goldman Sachs International Equity                       10                   -                  -
           Goldman Sachs Global Income                             869                   -                  -
           Goldman Sachs Internet Tollkeeper                        10                   -                  -
           Kemper Small Cap Growth                                 953                   -                  -
           Kemper Small Cap Value                                  231                   -                  -
           Kemper Government Securities                             10                   -                  -
           MFS Research                                          1,198                   -                  -
           MFS Growth with Income                                1,673                   -                  -
           MFS Emerging Growth                                     316                   -                  -
           MFS High Income                                         243                   -                  -
           MFS Global Governments                                   10                   -                  -
           MFS New Discovery                                        10                   -                  -
           Oppenheimer Capital Appreciation                         16                   -                  -
           Oppenheimer Main Street Growth & Income                  33                   -                  -
           Oppenheimer High Income                                  10                   -                  -
           Oppenheimer Bond                                      1,076                   -                  -
           Oppenheimer Strategic Bond                               10                   -                  -
           Putnam VT Growth and Income                           2,592                   -                  -
           Putnam VT New Value                                      10                   -                  -
           Putnam VT Vista                                       1,878                   -                  -
           Putnam VT International Growth                          736                   -                  -
           Putnam VT International New Opportunities             1,916                   -                  -
           Franklin Small Cap                                       10                   -                  -
           Templeton International Securities                    1,979                   -                  -
           Templeton Developing Markets Securities               1,143                   -                  -
           Templeton Mutual Shares Securities                      795                   -                  -








                                 METLIFE INVESTORS INSURANCE COMPANY
                                          AND SUBSIDIARIES
                           (a wholly owned subsidiary of Cova Corporation)
                           INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                              SEPTEMBER 30, 2001 AND DECEMBER 31, 2000

                              (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                   2001                2000
                                                                              ----------------     -------------
Assets
Investments:
    Fixed maturity securities, at fair value (amortized cost
       of $1,584,998 and $1,642,464)                                        $       1,661,928    $    1,683,580
    Equity Securities                                                                   2,424                --
    Common stock, at fair value                                                            --                12
    Mortgage loans                                                                    337,590           354,777
    Policy loans                                                                       27,171            28,074
    Real Estate joint ventures                                                          3,450             4,017
    Other Limited Partnerships                                                          1,783
    Short-term investments                                                             13,198            82,052
    Equity in unconsolidated Subs                                                          --            60,323
                                                                              ----------------     -------------

             Total investments                                                      2,047,544         2,212,835
                                                                              ----------------     -------------

Cash and cash equivalents                                                             270,273            12,073
Accrued investment income                                                              24,261            26,963
Premiums and other receivables                                                         16,883            28,097
Deferred policy acquisition costs                                                     269,603           292,632
Deferred income taxes                                                                   9,081            10,643
Due from affiliates                                                                   162,036             8,304
Other assets                                                                           32,135            35,712
Separate accounts                                                                   2,445,900         2,793,821
                                                                              ----------------   ---------------

             Total assets                                                   $       5,277,716    $    5,421,080
                                                                              ================     =============


LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:
    Policyholder deposits                                                   $       2,212,636    $    2,105,393
    Future policy benefits                                                             66,436            62,029
    Other policyholder funds                                                           49,210               886
    Current income taxes payable                                                         (809)             (809)
    Deferred income taxes payable                                                       9,160             3,414
    Other liabilities                                                                  65,861            39,132
    Separate accounts                                                               2,445,900         2,793,802

                                                                              ----------------     -------------
             Total liabilities                                                      4,848,394         5,003,847
                                                                              ----------------     -------------

SHAREHOLDER'S EQUITY:
    Common stock, $2 par value.  Authorized
      5,000,000 shares; issued and outstanding
      2,899,466 shares in 2001 and 2000                                                 5,799            10,599
    Additional paid-in capital                                                        410,954           401,477
    Retained earnings(defecit)                                                            970            (1,934)
    Accumulated other comprehensive income                                             11,599             7,091
                                                                              ----------------     -------------

             Total shareholder's equity                                               429,322           417,233
                                                                              ----------------     -------------

             Total liabilities and shareholder's equity                     $       5,277,716    $    5,421,080
                                                                              ================     =============

See accompanying notes to interim consolidated financial statements.

                                 METLIFE INVESTORS INSURANCE COMPANY
                                          AND SUBSIDIARIES
                           (a wholly owned subsidiary of Cova Corporation)
                      INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                       (DOLLARS IN THOUSANDS)



                                                                  NINE MONTHS ENDED                   THREE MONTHS ENDED
                                                                     SEPTEMBER 30,                       SEPTEMBER 30,
                                                                2001             2000                2001              2000
                                                           ---------------  ---------------     --------------   ---------------


Revenues:
    Premiums                                             $          8,281 $          5,570    $         1,065  $         (2,418)
    Universal life & investment type products                      32,116           28,465             12,302             8,111
    Net investment income                                         129,079          127,093             41,945            32,304
    Net realized gains (losses) on investments                      6,068              769              6,638            (9,200)
    Other income                                                    1,089            3,917                547             2,061
                                                           ---------------  ---------------     --------------   ---------------

             Total revenues                                       176,633          165,814             62,497            30,858
                                                           ---------------  ---------------     --------------   ---------------

Benefits and expenses:
    Interest on policyholder deposits                              89,713           85,976             23,509            26,122
    Current and future policy benefits                             16,105            9,380             10,214              (897)
    Operating and other expenses                                   60,064           66,859             21,949            15,935
                                                           ---------------  ---------------     --------------   ---------------

      Total expenses                                              165,882          162,215             55,672            41,160
                                                           ---------------  ---------------     --------------   ---------------

Income (loss) before provisions for taxes                          10,751            3,599              6,825           (10,302)

Provisions for income taxes                                         5,564            3,004              3,684            (5,118)
                                                           ---------------  ---------------     --------------   ---------------


             Net income (loss)                           $          5,187 $            595    $         3,141  $         (5,184)
                                                           ===============  ===============     ==============   ===============


See accompanying notes to interim consolidated financial statements.

                                 METLIFE INVESTORS INSURANCE COMPANY
                                          AND SUBSIDIARIES
                           (a wholly owned subsidiary of Cova Corporation)
                 INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (UNAUDITED)
                            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

                                       ( DOLLARS IN THOUSANDS)



                                                                                              2001
                                                                                           -----------


COMMON STOCK                                                                             $      5,799
                                                                                           -----------

ADDITIONAL PAID-IN CAPITAL:
    Balance at beginning of period                                                            345,954
    Capital contribution                                                                       65,000
                                                                                           -----------

    Balance at end of period                                                                  410,954
                                                                                           -----------

RETAINED EARNINGS:
    Balance at beginning of period                                                             (4,217)
    Net income                                                                                  5,187
                                                                                           -----------

    Balance at end of period                                                                      970
                                                                                           -----------

ACCUMULATED OTHER COMPREHENSIVE INCOME:
    Balance at beginning of period                                                              7,090
    Change in unrealized losses of fixed
      maturity and equity securities                                                            4,509
                                                                                           -----------

    Balance at end of period                                                                   11,599
                                                                                           -----------

             Total shareholder's equity                                                $      429,322
                                                                                           ===========

TOTAL COMPREHENSIVE INCOME:
    Net income                                                                         $        5,187
    Other comprehensive loss, net of tax                                                       11,599
                                                                                           -----------

             Total comprehensive income                                                $       16,786
                                                                                           ===========


See accompanying notes to interim consolidated financial statements.

                                 METLIFE INVESTORS INSURANCE COMPANY
                                          AND SUBSIDIARIES
                           (a wholly owned subsidiary of Cova Corporation)
                      INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

                                       (DOLLARS IN THOUSANDS)



                                                                                    2001              2000
                                                                              ---------------   ----------------


NET CASH USED IN OPERATING ACTIVITIES                                               (107,643)            38,499
                                                                              ---------------   ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Sales of:
      Fixed maturity securities                                                      564,188            121,209
      Mortgage loans                                                                   8,105                  -
    Purchases of:
      Fixed maturity securities                                                     (495,328)          (149,949)
      Equity securities                                                               (1,166)                --
      Mortgage loans                                                                 (12,846)                --
      Real estate and real estate joint ventures                                         567                 --
    Net change in investment in unconsolidated subsidiaries                           60,323                 --
    Net change in short-term investments                                              68,854                 --
    Net change in policy loans                                                           903                 --
                                                                              ---------------   ----------------
             Net cash provided by investing activities                               193,600            (28,740)
                                                                              ---------------   ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Policyholder account balances:
      Deposits                                                                       479,471            678,943
      Withdrawals                                                                   (372,228)          (691,278)
    Capital contribution                                                              65,000             25,000
                                                                              ---------------   ----------------
             Net cash provided by financing activities                               172,243             12,665
                                                                              ---------------   ----------------

Change in cash and cash equivalents                                                  258,200             22,424

Cash and cash equivalents, beginning of year                                          12,073             91,931
                                                                              ---------------   ----------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                      $        270,273            114,355
                                                                              ===============   ================


See accompanying notes to interim consolidated financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

       NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)







(1)      BASIS OF PRESENTATION AND NATURE OF THE BUSINESS

         BASIS OF PRESENTATION

         MetLife Investors Insurance Company (MIIC), a Missouri domiciled life insurance company, is a wholly owned subsidiary of Cova Corporation, which is a wholly owned subsidiary of General American Life Insurance Company (GALIC), a Missouri domiciled life insurance company. GALIC is a wholly owned subsidiary of GenAmerica Financial Corporation. MIIC owns 100% of the outstanding shares of two subsidiaries, First MetLife Investors Insurance Company (a New York domiciled life insurance company) (FMIIC) and MetLife Investors Insurance Company of California (a California domiciled life insurance company) (MIICC).

         The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Significant intercompany transactions have been eliminated.

(2)      ACQUISITION BY METLIFE

         On January 6, 2000, GenAmerica Financial Corporation and all of its holdings were acquired by Metropolitan Life Insurance Company (MetLife), a New York domiciled life insurance company, for $1.2 billion in cash (the Merger).

         The Merger was accounted for using the purchase method of accounting. The net purchase price of approximately $296,753,000 was allocated to the assets and liabilities acquired based upon the fair market value of such assets and liabilities at the date of acquisition. For the purposes of financial reporting, the Company has accounted for the Merger as if it took place on January 1, 2000.

         The excess of the acquisition purchase price over the fair value of net assets acquired of approximately $37,324,000 was recorded as goodwill and will be amortized on a straight-line basis over 20 years. This new basis of accounting resulted in an increase in shareholder's equity of approximately $42,191,000 on January 1, 2000. The amortization of goodwill will continue through December 31, 2001. Beginning January 1, 2001, FASB 142 will take affect in which amortization of goodwill will no longer happen. Goodwill will remain on the books and will be analyzed for impairment on a annual basis

  (3)    INVESTMENTS

         The Company's investments in fixed maturity and equity securities are considered available-for-sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholder's equity. The cost/amortized cost and estimated fair value of investments in fixed maturity securities and equity securities at September 30, 2001 as follows:


                                                                       SEPTEMBER 30, 2001
                                                  --------------------------------------------------------------
                                                      COST           GROSS            GROSS         ESTIMATED
                                                    AMORTIZED     UNREALIZED       UNREALIZED         FAIR
                                                      COST           GAINS           LOSSES           VALUE
                                                  -------------- --------------   --------------  --------------
                                                                         (IN THOUSANDS)

         U.S. treasury securities               $       24,266 $         2,857 $              0 $       27,123
         Corporate securities                          908,403          52,661            7,495        953,570
         Mortgage-backed securities                    423,015          18,909              681        441,243
         Asset-backed securities                       229,313          13,892            3,213        239,992
                                                  -------------  --------------   --------------  --------------
              Total fixed maturity securities   $    1,584,998 $        88,319 $         11,389 $    1,661,928
                                                  =============  ==============   ==============  ==============

         Common stock                           $        1,178 $         1,246 $              0 $        2,424
                                                  =============  ==============   ==============  ==============



         The amortized cost and estimated fair value of fixed maturity securities at September 30, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                                                    ESTIMATED
                                                                    AMORTIZED         FAIR
                                                                       COST           VALUE
                                                                  --------------  --------------
                                                                        (IN THOUSANDS)

        Less than one year                                      $        82,522 $        83,545
        Due after one year through five years                           493,430         520,766
        Due after five years through ten years                          295,245         312,226
        Due after ten years                                              61,473          64,156
                                                                  --------------  --------------
                                                                        932,670         980,693
        Mortgage- and asset-backed securities                           652,328         681,235
                                                                  --------------  --------------

                      Total                                     $     1,584,998 $     1,661,928
                                                                  ==============  ==============


         At September 30, 2001, approximately 92.0% of the Company's fixed maturity securities are investment grade or are nonrated but considered to be of investment grade. Of the 8.0% noninvestment grade fixed maturity securities, 4.9% are rated as BB 2.7% are rated as B, and 0.4% are rated C and treated as impaired.

         At September 30, 2001, the Company had six impaired fixed maturity securities with estimated fair value of approximately $2,953,055, became non-income producing in 2001.

         The components of investment income, realized capital gains (losses), and unrealized appreciation (depreciation) are as follows:

                                                                 NINE MONTHS ENDED                THREE MONTHS ENDED
                                                                   SEPTEMBER 30,                    SEPTEMBER 30,
                                                               2001             2000            2001             2000
                                                           --------------  ---------------  --------------   --------------


        Fixed maturity securities                        $       100,413 $        100,570 $        32,667 $         34,738
        Mortgage loans                                            21,522           23,107           7,482            7,750
        Short-term investments                                     5,191            3,155           2,559            1,582
        Policy loans                                               1,554            1,616             574              540
        Cash and cash equivalents                                      0                0               0                0
        Real estate                                                    0                0               0                0
        Equity securities                                              0              136               0                0
        Miscellaneous                                                908              289             551               39
                                                           --------------  ---------------  --------------   --------------
               Total investment income                           129,588          128,873          43,833           44,649
        Investment expenses                                         (509)          (1,780)         (1,888)            (560)
                                                           --------------  ---------------  --------------   --------------

               Net investment income                     $       129,079 $        127,093 $        41,945 $         44,089
                                                           ==============  ===============  ==============   ==============


        Net realized capital (losses) gains              $         6,068 $            769 $         6,638 $            675
                                                           ==============  ===============  ==============   ==============



                                                                                         SEPTEMBER
                                                                                            30,
                                                                                            2001
                                                                                        --------------

        Unrealized appreciation are as follows:
            Fixed maturity securities                                                 $         89,242
            Effects on value of business acquired amortization
            Effects on deferred acquisition costs amortization                                  10,187
                                                                                        --------------

               Unrealized appreciation before income tax                                        79,055

            Unrealized income tax expense                                                        2,124
                                                                                        --------------

               Net unrealized appreciation (depreciation) on investments              $         76,931
                                                                                        ==============


  (4)   REINSURANCE

        On July 1, 2000, the Company recaptured all of the existing single premium deferred annuity policies ceded to OakRe. On that same date, the Company terminated the June 1, 1995 reinsurance agreement with OakRe.


 (5)    STATUTORY SURPLUS

        As of September 30, 2001, the Company's statutory capital surplus was $147,095,638. The Company's statutory net losses for the periods ended September 30, 2001 and 2000 were $(34,328,098) and $(22,621,831), respectively.

(6)     OTHER

        Certain 2000 amounts have been reclassified to conform to 2001 presentation.





                             COVA FINANCIAL SERVICES
                     LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                        Consolidated Financial Statements

                        December 31, 2000, 1999, and 1998

                   (With Independent Auditors' Report Thereon)



INDEPENDENT AUDITORS' REPORT



Board of Directors and Shareholder
Cova Financial Services Life Insurance Company
St. Louis, Missouri


We have audited the accompanying consolidated balance sheet of Cova Financial Services Life Insurance Company and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Services Life Insurance Company and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 2 to the consolidated financial statements, the Company was acquired in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial statements for the period subsequent to the acquisition are presented on a different basis of accounting than those for the periods prior to the acquisition and, therefore, are not directly comparable.



/S/ Deloitte & Touche LLP


Chicago, Illinois
February 22, 2001

                          INDEPENDENT AUDITORS' REPORT



     The Board of Directors and Shareholder
     Cova Financial Services Life Insurance Company:


     We have audited the accompanying consolidated balance sheet of Cova Financial Services Life Insurance Company and subsidiaries (a wholly owned subsidiary of Cova Corporation) (the Company) as of December 31, 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Services Life Insurance Company as of December 31, 1999, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.


      /s/ KMPG LLP

      Chicago, Illinois
      February 4, 2000

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                           Consolidated Balance Sheets

                           December 31, 2000 and 1999
                                 (in thousands)
                                                                                                     PREDECESSOR
                                                                                                        BASIS
                                   Assets                                            2000               1999
                                                                                ---------------    ----------------


Investments:
    Fixed maturity securities, at fair value (amortized cost
       of $1,642,464 and $1,575,536)                                          $      1,683,580   $       1,481,997
    Preferred stock - affiliate, at fair value                                              --               6,892
    Common stock, at fair value                                                             12                  12
    Mortgage loans                                                                     354,777             376,147
    Policy loans                                                                        28,074              27,778
    Short-term investments                                                               4,917                  --
    Other invested assets                                                                3,501               4,625
                                                                                ---------------    ----------------

             Total investments                                                       2,074,861           1,897,451

Cash and cash equivalents                                                               89,725              91,931
Receivable from sale of securities                                                      15,628               1,452
Accrued investment income                                                               26,963              24,992
Deferred policy acquisition costs                                                       37,828             214,120
Value of business acquired                                                             254,804              55,406
Goodwill                                                                                35,458              16,157
Deferred income taxes                                                                    7,229              21,964
Receivable from OakRe                                                                    9,900             336,376
Income taxes recoverable                                                                   751               1,190
Due from affiliates                                                                      9,835                  --
Other assets                                                                               278                 741
Separate accounts                                                                    2,793,821           2,537,962
                                                                                ---------------    ----------------

             Total assets                                                     $      5,357,081   $       5,199,742
                                                                                ===============    ================

See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                     Consolidated Balance Sheets, continued

                           December 31, 2000 and 1999
                        (in thousands, except share data)
                                                                                                  PREDECESSOR
                                                                                                     BASIS
                  Liabilities and Shareholder's Equity                           2000                 1999
                                                                            ----------------     ---------------


Liabilities:
    Policyholder deposits                                                 $       2,112,064    $      2,270,795
    Future policy benefits                                                           62,095              58,432
    Payable on return of collateral on loaned securities                                 --              37,862
    Payable on purchase of securities                                                 4,240                 516
    Due to affiliates                                                                    --               4,220
    Accounts payable and other liabilities                                           17,154              21,993
    Payable to OakRe                                                                     --               2,898
    Guaranty fund assessments                                                        10,812              10,812
    Separate accounts                                                             2,793,802           2,537,652
                                                                            ----------------     ---------------

             Total liabilities                                                    5,000,167           4,945,180
                                                                            ----------------     ---------------


Shareholder's equity:
    Common stock, $2 par value.  Authorized
      5,000,000 shares; issued and outstanding
      2,899,466 shares in 2000 and 1999                                               5,799               5,799
    Additional paid-in capital                                                      345,954             260,491
    Retained (deficit) earnings                                                      (1,930)             12,906
    Accumulated other comprehensive income (loss)                                     7,091             (24,634)
                                                                            ----------------     ---------------

             Total shareholder's equity                                             356,914             254,562
                                                                            ----------------     ---------------

             Total liabilities and shareholder's equity                   $       5,357,081    $      5,199,742
                                                                            ================     ===============


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                      Consolidated Statements of Operations

                  Years ended December 31, 2000, 1999, and 1998
                                 (in thousands)


                                                                                    PREDECESSOR BASIS
                                                                     2000           1999         1998
                                                                  -----------    -----------  -----------


Revenues:
    Premiums                                                    $      8,503   $      8,468 $     23,875
    Separate account fees                                             38,235         30,999       20,820
    Net investment income                                            168,847        131,372      127,812
    Net realized losses on investments                                (6,877)       (10,107)      (1,005)
    Other income                                                       5,081          6,142        1,197
                                                                  -----------    -----------  -----------

             Total revenues                                          213,789        166,874      172,699
                                                                  -----------    -----------  -----------

Benefits and expenses:
    Interest on policyholder deposits                                117,025        102,274       93,759
    Current and future policy benefits                                13,127         27,409       25,225
    Operating and other expenses                                      27,981         26,905       12,638
    Amortization of purchased
      intangible assets                                               56,297          6,087        6,309
    Amortization of deferred policy
      acquisition costs                                                1,625         24,093       17,501
                                                                  -----------    -----------  -----------

             Total benefits and expenses                             216,055        186,768      155,432
                                                                  -----------    -----------  -----------

             (Loss) income before income taxes                        (2,266)       (19,894)      17,267
                                                                  -----------    -----------  -----------

Income tax (benefit) expense:
    Current                                                               68         (2,146)      (1,576)
    Deferred                                                            (404)        (4,244)       4,949
                                                                  -----------    -----------  -----------

             Total income tax (benefit) expense                         (336)        (6,390)       3,373
                                                                  -----------    -----------  -----------

             Net (loss) income                                  $     (1,930)  $    (13,504)$     13,894
                                                                  ===========    ===========  ===========


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                 Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 2000, 1999, and 1998
                                 (in thousands)
                                                                                        PREDECESSOR BASIS
                                                                         2000           1999         1998
                                                                      -----------     ----------   ----------

COMMON STOCK                                                        $      5,799    $     5,799  $     5,799
                                                                      -----------     ----------   ----------

ADDITIONAL PAID-IN CAPITAL:
    Balance at beginning of period                                       260,491        220,491      191,491
    Adjustment to reflect purchase acquisition                            30,463             --           --
    Capital contribution                                                  55,000         40,000       29,000
                                                                      -----------     ----------   ----------

    Balance at end of period                                             345,954        260,491      220,491
                                                                      -----------     ----------   ----------

RETAINED (DEFICIT) EARNINGS:
    Balance at beginning of period                                        12,906         26,410       12,516
    Adjustment to reflect purchase acquisition                           (12,906)            --           --
    Net (loss) income                                                     (1,930)       (13,504)      13,894
                                                                      -----------     ----------   ----------

    Balance at end of period                                              (1,930)        12,906       26,410
                                                                      -----------     ----------   ----------

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME:
    Balance at beginning of period                                       (24,634)          (614)       2,732
    Adjustment to reflect purchase acquisition                            24,634             --           --
    Change in unrealized gains (losses) of fixed
      maturity and equity securities                                       7,091        (24,020)      (3,346)
                                                                      -----------     ----------   ----------

    Balance at end of period                                               7,091        (24,634)        (614)
                                                                      -----------     ----------   ----------

             Total shareholder's equity                             $    356,914    $   254,562  $   252,086
                                                                      ===========     ==========   ==========

TOTAL COMPREHENSIVE INCOME (LOSS):
    Net (loss) income                                               $     (1,930)   $   (13,504) $    13,894
    Other comprehensive income (loss), net of tax                          7,091        (24,020)      (3,346)
                                                                      -----------     ----------   ----------

             Total comprehensive income (loss)                      $      5,161    $   (37,524) $    10,548
                                                                      ===========     ==========   ==========


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 2000, 1999, and 1998
                                 (in thousands)

                                                                                                    PREDECESSOR BASIS
                                                                                 2000             1999            1998
                                                                             -------------     ------------   --------------


Cash flows from operating activities
Net (loss) income                                                          $       (1,930)         (13,504)          13,894
    Adjustments to reconcile net (loss) income to net cash
      provided by operating activities:
      Depreciation and amortization expenses                                      (16,691)           2,423            1,722
      Losses on investments, net                                                    6,877           10,107            1,005
      Interest credited to policyholder account balances                          117,025          102,274           93,759
      Policy charges                                                              (42,427)         (35,217)         (22,016)
      Changes in:
        Accrued investment income                                                  (1,971)          (3,487)            (902)
        Other receivables                                                         306,620          639,398          587,242
        Deferred policy acquisition costs and value of
           business acquired, net                                                   5,027          (95,323)         (48,391)
        Insurance related liabilities                                               5,386            4,096           15,975
        Income taxes payable                                                           34           (5,880)           4,084
        Other liabilities                                                          (9,468)            (141)         (17,766)
        Other, net                                                                (16,521)          64,655           10,783
                                                                             -------------     ------------   --------------
             Net cash provided by operating activities                            351,961          669,401          639,389
                                                                             -------------     ------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Sales of:
      Fixed maturity securities                                                   187,167          187,566               --
      Equity securities                                                             9,000               --               --
      Mortgage loans                                                               22,456           31,071           73,748
      Real estate and real estate joint ventures                                   10,902               --               --
    Purchases of:
      Fixed maturity securities                                                  (431,493)        (487,092)        (695,377)
      Equity securities                                                                --               --           (9,037)
      Mortgage loans                                                               (3,295)         (64,278)         (38,634)
      Real estate and real estate joint ventures                                   (2,850)          (4,107)
    Maturities and repayments of fixed maturity securities                         81,305          251,200          579,589
    Net change in short-term investments                                           (4,917)              --               --
    Net change in policy loans                                                       (296)          (1,484)          (2,067)
    Net change in investment collateral                                           (37,862)          11,939           25,923
    Other, net                                                                         --         (202,328)              --
                                                                             -------------     ------------   --------------
             Net cash used in investing activities                               (169,883)        (277,513)         (65,855)
                                                                             -------------     ------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Policyholder account balances:
      Deposits                                                                    416,742          396,086          780,291
      Withdrawals                                                                (656,026)        (835,821)      (1,306,846)
    Capital contribution                                                           55,000           40,000           29,000
                                                                             -------------     ------------   --------------
             Net cash used in financing activities                               (184,284)        (399,735)        (497,555)
                                                                             -------------     ------------   --------------

Change in cash and cash equivalents                                                (2,206)          (7,847)          75,979

Cash and cash equivalents, beginning of year                                       91,931           99,778           23,799
                                                                             -------------     ------------   --------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                     $       89,725           91,931           99,778
                                                                             =============     ============   ==============


See accompanying notes to consolidated financial statements.

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES
                 (a wholly owned subsidiary of Cova Corporation)

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999, and 1998






  (1)    BASIS OF PRESENTATION AND NATURE OF THE BUSINESS

         BASIS OF PRESENTATION

         Cova Financial Services Life Insurance Company (CFSLIC), a Missouri domiciled life insurance company, is a wholly owned subsidiary of Cova Corporation, which is a wholly owned subsidiary of General American Life Insurance Company (GALIC), a Missouri domiciled life insurance company. GALIC is a wholly owned subsidiary of GenAmerica Financial Corporation. CFSLIC owns 100% of the outstanding shares of two subsidiaries, First Cova Life Insurance Company (a New York domiciled life insurance company) (FCLIC) and Cova Financial Life Insurance Company (a California domiciled life insurance company) (CFLIC).

         The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Significant intercompany transactions have been eliminated.

         NATURE OF THE BUSINESS

         CFSLIC and subsidiaries (the Company) market and service single premium deferred annuities, immediate annuities, variable annuities, term life, variable life, and single premium whole life insurance policies. The Company is licensed to do business in 47 states and the District of Columbia. Most of the policies issued present no significant mortality nor longevity risk to the Company, but rather represent investment deposits by the policyholders. Single premium whole life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

         Under the deferred fixed annuity contracts, interest rates credited to policyholder deposits are guaranteed by the Company for periods from one to ten years, but in no case may renewal rates be less than 3%. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders also may incur certain federal income tax penalties on withdrawals.

         Under the variable annuity contracts, policyholder deposits are allocated to various separate account sub-accounts or the general account. A sub-account is valued at the sum of market values of the securities in its underlying investment portfolio. The contract value allocated to a sub-account will fluctuate based on the performance of the sub-account investments. The contract value allocated to the general account is credited with a fixed interest rate for a specified period. The Company may assess surrender fees against amounts withdrawn prior to the end of the withdrawal charge period. Policyholders also may incur certain federal income tax penalties on withdrawals.

         Under the variable life contracts, policyholder deposits are allocated to various separate account sub-accounts. The account value of a sub-account will fluctuate based on the performance of the sub-account investments. The Company guarantees a minimum death benefit to be paid to the beneficiaries upon the death of the insured. The Company may assess surrender fees against amounts withdrawn prior to the end of the surrender charge period. A deferred premium tax may also be assessed against amounts withdrawn in the first ten years. Policyholders may also incur certain federal income tax penalties on withdrawals.

         Under the term life insurance policies, policyholders pay a level premium over a certain period of time to guarantee a death benefit will be paid to the beneficiaries upon the death of the insured. This policy has no cash accumulation available to the policyholder.

         Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms, and banks, approximately 72%, 86%, and 89% of the Company's sales have been through two specific brokerage firms, A. G. Edwards & Sons, Incorporated and Edward Jones & Company, in 2000, 1999, and 1998, respectively.

(2)      ACQUISITION BY METLIFE

         On January 6, 2000, GenAmerica Financial Corporation and all of its holdings were acquired by Metropolitan Life Insurance Company (MetLife), a New York domiciled life insurance company, for $1.2 billion in cash (the Merger).

         The Merger was accounted for using the purchase method of accounting. The net purchase price of approximately $296,753,000 was allocated to the assets and liabilities acquired based upon the fair market value of such assets and liabilities at the date of acquisition. For the purposes of financial reporting, the Company has accounted for the Merger as if it took place on January 1, 2000.

         The excess of the acquisition purchase price over the fair value of net assets acquired of approximately $37,324,000 was recorded as goodwill and will be amortized on a straight-line basis over 20 years. This new basis of accounting resulted in an increase in shareholder's equity of approximately $42,191,000 on January 1, 2000. The Company's consolidated financial statements subsequent to January 1, 2000 reflect this new basis of accounting.

         As a result of the acquisition, the consolidated financial statements for the period subsequent to the acquisition are presented on a different basis of accounting than those for the periods prior to the acquisition and, therefore, are not directly comparable. For periods prior to the date of the acquisition, the balances are referred to as "Predecessor Basis."

(3)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         INVESTMENTS

         All fixed maturity securities are classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income in shareholder's equity, net of deferred effects of income tax and related effects on deferred policy acquisition costs and value of business acquired.

         Amortization of the discount or premium from the purchase of mortgage-backed bonds is recognized using a level-yield method, which considers the estimated timing and amount of prepayments of the underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments previously anticipated and the actual prepayments received and currently anticipated.

         A realized loss is recognized and charged against income if the Company's carrying value in a particular investment in the available-for-sale category has experienced a significant decline in fair value that is deemed to be other than temporary.

         Investment income is recorded when earned. Realized capital gains and losses on the sale of investments are determined on a specific identification basis.

         Preferred stock represents an investment in nonredeemable preferred stock in GenAmerica Management Company, an affiliate. The security is carried at fair value, which is determined primarily through published quotes of trading values. Changes to adjust the carrying value are reported directly in shareholder's equity. Other-than-temporary declines below cost are recorded as realized losses.

         Common stock represents an investment in common stock warrants. The security is carried at fair value, which is determined primarily through published quotes of trading values. Changes to adjust the carrying value are reported directly in shareholder's equity. Other-than-temporary declines below cost are recorded as realized losses.

         Mortgage loans and policy loans are carried at their unpaid principal balances. An allowance for mortgage loan losses is established based on an evaluation of the mortgage loan portfolio, past credit loss experience, and current economic conditions. Valuation allowances are established for impaired loans when it is probable that collection of all amounts due under the contractual terms is doubtful. The Company had no impaired loans at December 31, 2000 and 1999, respectively. The valuation allowance for potential losses on mortgage loans was approximately $132,000 and $1,090,000 at December 31, 2000 and 1999,
         respectively.

         Short-term investments consist of investment in money market funds and are carried at cost, which approximates fair value.

         Other invested assets consist of investments in joint ventures and limited partnerships, which are carried at cost.

         The Company recognizes on its consolidated balance sheet cash related to collateral controlled on securities lending transactions and a corresponding obligation to return such collateral at the termination of such transactions.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include currency and demand deposits in banks, U.S. Treasury bills, money market accounts, and commercial paper with maturities less than 90 days, which are not otherwise restricted.

         DEFERRED POLICY ACQUISITION COSTS

         Certain costs of acquiring new business which vary with and are directly related to the production of new business, principally commissions, premium taxes, and certain policy issuance and underwriting costs, are deferred and amortized into income. Deferred policy acquisition costs are periodically reviewed as to recoverability and written down when necessary.

         The costs deferred are amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profits are periodically reevaluated and the unamortized balance of deferred policy acquisition costs is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception of the policies and contracts. The amortization and adjustments resulting from unrealized gains and losses are not recognized currently in income but as an offset to the accumulated other comprehensive income component of shareholder's equity. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

         VALUE OF BUSINESS ACQUIRED

         Value of business acquired (VOBA) reflects the estimated fair value of acquired insurance business in force and represents the portion of the acquisition cost that was allocated to the value of future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected net cash flows from the acquired insurance contracts. Certain estimates were utilized in the computation of this asset including estimates of future policy retention, investment income, interest credited to policyholders, surrender fees, mortality costs, and policy maintenance costs discounted at a pretax rate of 13% (8.7% net after tax).

         The estimated gross profit streams are periodically reevaluated and the unamortized balance of VOBA is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from inception. The amortization and adjustments resulting from unrealized appreciation and depreciation are not recognized currently in income but as an offset to the accumulated other comprehensive income reflected as a separate component of shareholder's equity. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

         Based on current assumptions, amortization of the original in-force VOBA asset, expressed as a percentage of the original in-force asset, is projected to be 9.6%, 8.4%, 6.8%, 5.6%, and 5.1% for the years ended December 31, 2001 through 2005, respectively. Actual amortization incurred during these years may be more or less as assumptions are modified to incorporate actual results. The average crediting rate on the original in-force VOBA asset is 7.0% for 2000.

         On June 1, 1995, the Company recorded VOBA related to the GALIC acquisition of the Company. As a result of the Merger, the unamortized VOBA balance at January 1, 2000 was written off.

         GOODWILL

         Goodwill represents the excess of purchase price over the fair value of net assets acquired and is amortized on the straight-line basis over a 20-year period. The Company reviews goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

         SEPARATE ACCOUNTS

         Separate accounts contain segregated assets of the Company that are specifically assigned to variable annuity or variable life policyholders and are not available to other creditors of the Company. The earnings of separate account investments are also assigned to the policyholders in the separate accounts, and are not guaranteed or supported by the other general investments of the Company. The Company earns policy maintenance, administration, and mortality and expense risk fees from the separate accounts and assesses withdrawal charges in the event of early withdrawals. Separate account assets are carried at fair value.

         POLICYHOLDER DEPOSITS

         The Company recognizes its liability for policy amounts that are not subject to policyholder mortality nor longevity risk at the stated contract value, which is the sum of the original deposit and accumulated interest, less any commissions, expenses and withdrawals. The weighted average interest crediting rate on the Company's policyholder deposits as of December 31, 2000 was 6.13%.

         FUTURE POLICY BENEFITS

         Reserves are held for future policy benefits that subject the Company to make benefit payments based upon the contractual provisions of the policies. For term, single premium whole life, and variable life policies, the primary risk is untimely death of the insured. For single premium deferred annuities and flexible premium variable deferred annuities, the primary risk is untimely surrender of the policy by the policy owner for the net cash surrender value. For supplemental contracts, fixed and variable, and single premium immediate annuities, the primary risk is unexpected longevity of the annuitant(s).

         All policy reserves are established as the present value of estimated future policy benefits, such present value based upon assumed future interest, expense, mortality, and surrenders as appropriate for the particular benefit. All assumptions are based upon the Company's conservative best estimate and are reviewed no less than annually and changed when actual experience and future anticipated experience dictates.

         INCOME TAXES

         The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The principal assets and liabilities giving rise to such differences are policy reserves, deferred policy acquisition costs and value of business acquired. Deferred income taxes also arise from unrealized capital gains and losses on fixed maturity securities and equity securities carried at fair value.

         REINSURANCE

         In the normal course of business, the Company seeks to limit its exposure to losses on large risks by ceding risks to other insurance enterprises or reinsurers. Reinsurance activities are accounted for consistent with terms of the underlying contracts. Premiums ceded to other companies have been reported as a reduction of premiums. Amounts applicable to reinsurance ceded for future policy benefits and claim liabilities have been reported as assets for these items, and commissions and expense allowances received in connection with reinsurance ceded have been accounted for in income as earned. Reinsurance does not relieve the Company from its primary responsibility to meet claim obligations. The Company evaluates the financial conditions of its reinsurers periodically.

         PREMIUM REVENUE

         The Company recognizes premium revenue at the time of issue on annuity policies that subject it to longevity risks. For term and variable life products, premiums are recognized as revenue when due.

         OTHER INCOME

         Other income consists primarily of policy surrender charges and fees from a modified coinsurance agreement with GALIC.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

         The following elements of the consolidated financial statements are most affected by the use of estimates and assumptions:

              Investment valuation
              Amortization of deferred policy acquisition costs
              Amortization of  value of business acquired
              Recoverability of goodwill


         PENDING ACCOUNTING STANDARDS

         Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt SFAS 133 effective January 1, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

         In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, Recognition of Interest Income and Impairment on Certain Investment. This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other than temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after March 15, 2001. While the Company is currently in the process of quantifying the impact of EITF 99-20, the provisions of the consensus are not expected to have a material impact on the Company's financial condition or results of operations.

         RECLASSIFICATIONS

         Certain 1999 and 1998 amounts have been reclassified to conform to the 2000 presentation.


  (4)    INVESTMENTS

         The Company's investments in fixed maturity and equity securities are considered available-for-sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholder's equity. The cost/amortized cost and estimated fair value of investments in fixed maturity securities and equity securities at December 31, 2000 and 1999, are as follows:

                                                                              2000
                                                  --------------------------------------------------------------
                                                     COST/           GROSS            GROSS         ESTIMATED
                                                   AMORTIZED      UNREALIZED       UNREALIZED         FAIR
                                                      COST           GAINS           LOSSES           VALUE
                                                  -------------  --------------   --------------  --------------
                                                                         (IN THOUSANDS)

         U.S. treasury securities               $       24,047 $       1,834   $           --   $       25,881
         Government agency obligations                  10,330           248               --           10,578
         Corporate securities                          978,885        32,594           (9,401)       1,002,078
         Mortgage-backed securities                    375,319         9,577              (22)         384,874
         Asset-backed securities                       253,882         8,725           (2,438)         260,169
                                                  -------------  --------------   --------------  --------------
              Total fixed maturity securities   $    1,642,463 $      52,978   $      (11,861)  $    1,683,580
                                                  =============  ==============   ==============  ==============

         Common stock                           $           37 $          --   $          (25)  $           12
                                                  =============  ==============   ==============  ==============


                                                                              1999
                                                                        PREDECESSOR BASIS
                                                  --------------------------------------------------------------
                                                     COST/           GROSS            GROSS         ESTIMATED
                                                   AMORTIZED      UNREALIZED       UNREALIZED         FAIR
                                                      COST           GAINS           LOSSES           VALUE
                                                  -------------  --------------   --------------  --------------
                                                                         (IN THOUSANDS)

         U.S. treasury securities               $       28,209 $          35   $       (2,665)  $       25,579
         Government agency obligations                  34,121            76             (318)          33,879
         Corporate securities                        1,040,309         1,901          (60,641)         981,569
         Mortgage-backed securities                    199,979            42           (7,335)         192,686
         Asset-backed securities                       272,918           389          (25,023)         248,284
                                                  -------------  --------------   --------------  --------------
              Total fixed maturity securities   $    1,575,536 $       2,443   $      (95,982)  $    1,481,997
                                                  =============  ==============   ==============  ==============

         Preferred stock - affiliate            $        9,000 $          --   $       (2,108)  $        6,892
                                                  =============  ==============   ==============  ==============

         Common stock                           $           37 $          --   $          (25)  $           12
                                                  =============  ==============   ==============  ==============


        The amortized cost and estimated fair value of fixed maturity securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                                        2000
                                                             ------------------------------
                                                                               ESTIMATED
                                                              AMORTIZED          FAIR
                                                                 COST            VALUE
                                                             --------------  --------------
                                                                   (IN THOUSANDS)

        Less than one year                                 $       51,572  $       51,539
        Due after one year through five years                     558,481         571,718
        Due after five years through ten years                    333,188         344,345
        Due after ten years                                        70,023          70,935
                                                             --------------  --------------
                                                                1,013,264       1,038,537
        Mortgage- and asset-backed securities                     629,200         645,043
                                                             --------------  --------------

                      Total                                $    1,642,464  $    1,683,580
                                                             ==============  ==============


        At December 31, 2000, approximately 90.6% of the Company's fixed maturity securities are investment grade or are nonrated but considered to be of investment grade. Of the 9.4% noninvestment grade fixed maturity securities, 3.1% are rated as BB, 1.0% are rated as B, and 5.3% are rated C and treated as impaired.

        At December 31, 2000, the Company had ten impaired fixed maturity securities with estimated fair value of approximately $21,100,000, of which eight fixed maturity securities, with estimated fair value of approximately $20,900,000, became non-income producing in 2000. At December 31, 1999, the Company had nine impaired fixed maturity securities with estimated fair value of approximately $9,400,000, of which seven fixed maturity securities, with estimated fair value of approximately $8,100,000, became non-income producing in 1999.

        The Company participated in a securities lending program whereby certain securities were loaned to third parties, primarily major brokerage firms. The agreement with a custodian bank facilitating such lending required that a minimum of 102% of the initial market value of the domestic loaned securities be maintained in a collateral pool. To further minimize the credit risk related to this lending program, the Company monitored the financial condition of the counterparties to these agreements. At December 31, 2000, the Company was not a participant in the securities lending program. Securities loaned at December 31, 1999 had market values totaling $36,957,975. Cash of $37,861,652 was held as collateral to secure this agreement. Income on the Company's securities lending program in 1999 was immaterial.

        The components of investment income, realized capital gains (losses), and unrealized appreciation (depreciation) are as follows:

                                                                                                   PREDECESSOR BASIS
                                                                                 ------------  --------------------------
                                                                                    2000          1999          1998
                                                                                 ------------  ------------ -------------
                                                                                             (IN THOUSANDS)

        Fixed maturity securities                                              $    133,122  $    100,969 $     94,876
        Mortgage loans                                                               30,144        27,161       28,650
        Cash and cash equivalents                                                     3,139         2,459        2,720
        Policy loans                                                                  2,160         2,136        1,980
        Short-term investments                                                        1,596            --           --
        Real estate                                                                     290           103           --
        Equity securities                                                               136           563           --
        Miscellaneous                                                                   314           335        1,728
                                                                                 ------------  ------------ -------------
               Total investment income                                              170,901       133,726      129,954
        Investment expenses                                                          (2,054)       (2,354)      (2,142)
                                                                                 ------------  ------------ -------------

               Net investment income                                           $    168,847  $    131,372 $    127,812
                                                                                 ============  ============ =============


        Net realized capital (losses) gains are as follows:
            Fixed maturity securities                                          $    (19,476) $    (20,011) $    (1,600)
            Joint ventures                                                           (1,369)           --           --
            Equity securities                                                            --             3           --
            Real estate                                                                  --           (38)          --
            Other investments                                                           (13)         (168)          --
                                                                                 ------------  ------------ -------------
               Total realized losses on investments                                 (20,858)      (20,214)      (1,600)

             VOBA/DAC offset to capital losses                                       13,981        10,107          594
                                                                                 ------------  ------------ -------------

               Net realized capital losses on investments                      $     (6,877) $    (10,107) $    (1,006)
                                                                                 ============  ============ =============

                                                                                                           PREDECESSOR
                                                                                                              BASIS
                                                                                        --------------   ----------------
                                                                                            2000               1999
                                                                                        --------------   ----------------
                                                                                               (IN THOUSANDS)

        Unrealized appreciation (depreciation) are as follows:
            Fixed maturity securities                                                 $     41,117    $       (93,540)
            Preferred stock - affiliate                                                         --             (2,108)
            Common stock                                                                        --                (25)
            Effects on value of business acquired amortization                             (30,208)            14,585
            Effects on deferred acquisition costs amortization                                  --             43,190
                                                                                        --------------   ----------------

               Unrealized appreciation (depreciation) before income tax                     10,909            (37,898)

            Unrealized income tax (expense) benefit                                         (3,818)            13,264
                                                                                        --------------   ----------------

               Net unrealized appreciation (depreciation) on investments              $      7,091    $       (24,634)
                                                                                        ==============   ================

        Gross gains of $4,321,731, $2,445,497 and $5,102,040 and gross losses of $23,797,205, $22,456,541 and $6,601,099 were realized on sales of fixed maturity securities during 2000, 1999 and 1998, respectively.

        Net realized losses include impairment writedowns of fixed maturity securities totaling $11,969,320, $18,768,778, and $100,000 during 2000,
        1999 and 1998, respectively.

        At December 31, 2000, approximately 37.7% of the mortgage loans are secured by properties in California, Texas and Maryland.

        Securities with a carrying value of approximately $7,211,491 at December 31, 2000 were deposited with government authorities as required by law.

        The Company does not have any individual security that exceeds 10% of shareholder's equity at December 31, 2000 and 1999.

  (5)   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

        The Company has used interest rate swaps to attempt to protect the Company against possible changes in the market value of its portfolio and to manage the portfolio's effective yield, maturity, and duration. Interest rate swaps are marked to fair value monthly with the change in value reflected in unrealized appreciation or depreciation. Upon disposition, a realized gain or loss is recognized accordingly, except when the disposition closes a hedge. In this instance, the gain or loss adjusts the unamortized cost of the hedged security, and the resulting premium or discount is amortized or accreted over the remaining life of the hedged security.

        Under interest rate swaps, the Company agrees with counterparties to exchange, at specific intervals, the payments between floating and fixed-rate interest amounts calculated by reference to notional amounts. Net interest payments are recognized within net investment income in the consolidated statement of operations.

        At December 31, 2000 and 1999, the Company does not have any outstanding interest rate swap agreements. The interest rate swap agreements outstanding at December 31, 1998 were terminated during 1999 by the counterparties at a loss of $167,500 to the Company.

  (6)   FAIR VALUE OF FINANCIAL INSTRUMENTS

        In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets and liabilities are not considered financial instruments and are not carried at fair value.



                                                                                         PREDECESSOR BASIS
                                           ----------------------------------     ---------------------------------
                                                         2000                                   1999
                                           ----------------------------------     ---------------------------------

                                              CARRYING            FAIR               CARRYING           FAIR
                                                VALUE             VALUE               VALUE             VALUE
                                           ----------------  ----------------     ---------------  ----------------
                                                    (IN THOUSANDS)                         (IN THOUSANDS)

        ASSETS:
            Fixed maturity securities    $    1,683,580    $      1,683,580    $     1,481,997   $    1,481,997
             Mortgage loans                     354,777             371,975            376,147          374,168
             Policy loans                        28,074              28,074             27,778           27,778
             Short-term investments               4,917               4,917                 --               --
             Other invested assets                3,501               3,501              4,625            4,625
             Common stock                            12                  12                 12               12
             Preferred stock-affiliate               --                  --              6,892            6,892
             Separate accounts                2,793,821           2,793,821          2,537,962        2,537,962

        LIABILITIES:
             Policyholder deposits            2,105,202           2,036,252          2,266,420        2,181,513
             Separate accounts                2,793,802           2,793,802          2,537,652        2,537,652



        The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

              Cash and Cash Equivalents, Short-term Investments, and Accrued Investment Income

              The carrying value amounts reported in the consolidated balance sheets for these instruments approximate their fair values due to their short-term nature.

              Investment Securities and Mortgage Loans

              Fair values of fixed maturity and equity securities are based on quoted market prices, where available. For fixed maturity and equity securities not actively traded, fair value estimates are obtained from independent pricing services. In some cases, such as private placements, certain mortgage-backed securities, and mortgage loans, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

              Policy Loans

              Fair values of policy loans approximate carrying value as the interest rates on the majority of policy loans are reset periodically and, therefore, approximate current interest rates.

              Policyholder Deposits

              The Company's policy contracts require the beneficiaries to commence receipt of payments by the later of age 85 or 10 years after purchase, and substantially all permit earlier surrenders, generally subject to fees and adjustments. Fair values for the Company's liabilities for investment type contracts (policyholder deposits) are estimated at the account value less surrender charges. Of the contracts permitting surrender, substantially all provide the option to surrender without fee or adjustment during the 30 days following reset of guaranteed crediting rates. The Company has not determined a practical method to determine the present value of this option.

 (7)     DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

         The components of deferred policy acquisition costs are shown below:

                                                                                                   PREDECESSOR BASIS
                                                                                 ------------  --------------------------
                                                                                    2000          1999          1998
                                                                                 ------------  ------------ -------------
                                                                                             (IN THOUSANDS)

         Deferred policy acquisition costs - beginning of period               $    214,120  $    131,973 $     84,326
         Effects of push down purchase accounting                                  (214,120)           --           --
         Commissions and costs deferred                                              38,128        45,793       50,044
         Interest credited                                                            1,325        10,365        7,513
         Amortization                                                                (1,625)      (13,986)     (16,906)
         Deferred policy acquisition costs attributable to
             unrealized depreciation of investments                                     --         39,975        6,996
                                                                                 ------------  ------------ -------------

         Deferred policy acquisition costs - end of period                     $     37,828  $    214,120 $    131,973
                                                                                 ============  ============ =============



         The components of value of business acquired are shown below:

                                                                                                   PREDECESSOR BASIS
                                                                                 ------------  --------------------------
                                                                                    2000          1999          1998
                                                                                 ------------  ------------ -------------
                                                                                             (IN THOUSANDS)

         Value of business acquired - beginning of period                      $     55,406  $     42,230 $     41,486
         Effects of push down purchase accounting                                   (55,406)           --           --
         Effects of push down purchase accounting                                   297,659            --           --
         Renewal expense deferred                                                     8,387            --           --
         Interest credited                                                           19,357         2,695        2,864
         Amortization                                                               (40,391)       (4,577)      (4,548)
         Value of business acquired attributable to unrealized (appreciation)
               depreciation of investments                                          (30,208)       15,058        2,428
                                                                                 ------------  ------------ -------------

         Value of business acquired - end of period                            $    254,804  $     55,406 $     42,230
                                                                                 ============  ============ =============

(8)      REINSURANCE

        Effective December 31, 1999, the Company entered into a modified coinsurance reinsurance agreement with MetLife. Under the reinsurance agreement, the Company ceded life insurance and annuity business that was issued or renewed from July 25, 1999 through December 31, 1999 to MetLife. The amount of ceded life insurance and annuity business that was issued or renewed from the Company to MetLife was approximately $230,000,000 and $259,000,000 at December 31, 2000 and 1999,
        respectively. Net earnings to MetLife from that business are experience refunded to the Company. The agreement does not meet the conditions for reinsurance accounting under GAAP. In substance, the agreement represents a guarantee by MetLife of new business and renewed SPDA business during this period. There was no impact on the Company's consolidated financial statements resulting from the reinsurance transaction with MetLife.

        Effective January 1, 1998, the Company entered into a modified coinsurance financial reinsurance agreement with GALIC. The reinsurance agreement provided that the Company would reinsure a block of "stable value" annuity business issued by GALIC on a 36% coinsurance basis amounting to approximately $88,000,000 and $635,000,000 in 1999 and 1998, respectively. The agreement does not meet the conditions for reinsurance accounting under GAAP, and no assets were transferred. Effective July 1, 1999, the Company terminated the financing reinsurance agreement with GALIC. The Company recognized income of approximately $1,600,000 from this transaction in both 1999 and 1998.

        Effective January 1, 1997, the Company entered into a financial reinsurance agreement with RGA Reinsurance Company (RGA), an affiliate, related to certain of the Company's single premium deferred annuity products, and transferred assets equal to 60% of deposits received. The agreement does not meet the conditions for reinsurance accounting under GAAP. On January 31, 1999, the Company suspended ceding new business to RGA, and on November 30, 1999, the Company recaptured all of the obligations and related investments from RGA. The Company recognized an operating expense of approximately $12,600,000 related to the recapture.

        On June 1, 1995, when GALIC formed Cova Corporation and purchased CSFLIC, then known as Xerox Financial Services Life Insurance Company (XFSLIC), from Xerox Financial Services, Inc. (XFSI), a wholly owned subsidiary of Xerox Corporation, it entered into a financing reinsurance transaction with OakRe Life Insurance Company (OakRe), then a subsidiary of XFSLIC, for OakRe to assume the economic benefits and risks of the existing single premium deferred annuity deposits of XFSLIC. Ownership of OakRe was retained by XFSI subsequent to the sale of XFSLIC and other affiliates.

        In substance, terms of the agreement have allowed the seller, XFSI, to retain substantially all of the existing financial benefits and risks of the existing business, while the purchaser, GALIC, obtained the corporate operating and product licenses, marketing, and administrative capabilities of the Company and access to the retention of the policyholder deposit base that persists beyond the next crediting rate reset date.

        The financing reinsurance agreement entered into with OakRe as condition to the purchase of the Company does not meet the criteria for reinsurance accounting under GAAP. The net assets initially transferred to OakRe were established as a receivable and are subsequently increased as interest accrued on the underlying deposits and decrease as funds are transferred back to the Company when policies reach their crediting rate reset date or benefits are claimed. The receivable from OakRe to the Company that was created by this transaction will be liquidated over the remaining crediting rate guaranty periods. The liquidations transfer cash daily in the amount of the then current account value, less a recapture commission fee to OakRe on policies retained beyond their 30-day-no-fee surrender window by the Company, upon the next crediting rate reset date of each annuity policy. The Company may then reinvest that cash for those policies that are retained and thereafter assume the benefits and risks of those deposits.

        In the event that both OakRe and XFSI default on the receivable, the Company may draw funds from a standby bank irrevocable letter of credit established by XFSI in the amount of $500,000,000. No funds were drawn on this letter of credit since inception of the agreement.

        The Company had recorded a future payable that represents the present value of the anticipated future commission payments payable to OakRe over the remaining life of the financial reinsurance agreement discounted at an estimated borrowing rate of 6.50%. The future payable was extinguished in 2000.

        On July 1, 2000, the Company recaptured all of the existing single premium deferred annuity policies ceded to OakRe. On that same date, the Company terminated the June 1, 1995 reinsurance agreement with OakRe. The Company recognized an operating income of approximately $1,100,000 related to the recapture.

(9)     OTHER COMPREHENSIVE INCOME

        The components of other comprehensive income are as follows:

                                                                                                   PREDECESSOR BASIS
                                                                                  -----------  --------------------------
                                                                                     2000         1999          1998
                                                                                  -----------  ------------ -------------
                                                                                              (IN THOUSANDS)

        Unrealized gains (losses) on investments:

             Unrealized holding gains (losses) arising during the period,
             net of taxes of $4,457, $(11,513), and $(1,677)                   $      8,277  $   (21,381) $    (3,115)

             Less: reclassification adjustments for realized gains
             (losses) included in net income, net of taxes of $639,
             $1,421, and $124                                                         1,186        2,639          231
                                                                                  -----------  ------------ -------------

                  Total other comprehensive income (loss)                      $      7,091  $   (24,020) $    (3,346)
                                                                                  ===========  ============ =============

(10)    INCOME TAXES

        CFSLIC will file a consolidated federal income tax return with its wholly owned subsidiaries, CFLIC and FCLIC. The method of allocation between the companies is both subject to written agreement and approval by the Board of Directors. Allocation is to be based upon separate return calculations, adjusted for any tax deferred intercompany transactions, with current credit for net losses to the extent recoverable in the consolidated return.

        Amounts payable or recoverable related to periods before June 1, 1995 are subject to an indemnification agreement with XFSI, which has the effect that the Company is not at risk for any income taxes nor entitled to recoveries related to those periods.

        The actual federal income tax (benefit) expense differed from that expected by applying the federal statutory rate to income before income taxes as follows:

                                                               2000                   1999                   1998
                                                        ---------------------- ---------------------  -------------------
                                                                               (IN THOUSANDS)

       Computed expected tax (benefit) expense        $    (793)     (35.0)%  $  (6,963)   (35.0)%  $   6,043     35.0%
       State income taxes, net                               68        3.0          (10)     --            (8)     --
       Amortization of intangible assets                    653       28.8          396      2.0          396      2.3
       Dividend received deduction - separate account        --        --        (2,175)   (10.9)      (3,183)   (18.5)
       Change in valuation allowance                     (2,330)    (102.8)       2,996     15.0         --        --
       Return to provision adjustment                     1,951       86.1         (759)    (3.8)        --        --
       Other                                                115        5.1          125      0.6          125      0.7
                                                        ----------------------  --------- ----------  --------- ---------

                    Total                             $    (336)     (14.8)%  $  (6,390)   (32.1)%  $   3,373     19.5%
                                                        ======================  ========= ==========  ========= =========


        The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are as follows:

                                                                                                  PREDECESSOR
                                                                                                     BASIS
                                                                                  -------------  --------------
                                                                                      2000           1999
                                                                                  -------------  --------------
                                                                                         (IN THOUSANDS)

        Deferred tax assets:
            Policy reserves                                                    $      30,724   $     31,657
            Liability for commissions on recapture                                        --          1,014
            Tax basis of intangible assets purchased                                   4,137          4,577
            Deferred policy acquisition costs                                         25,542         23,832
            Permanent impairments of fixed maturity securities                         8,026          5,482
            Unrealized depreciation on investments                                        --         13,264
            Net operating and capital loss                                            27,618          8,519
            Investments                                                                9,980             --
            Other deferred tax assets                                                  4,983          7,294
                                                                                  -------------  --------------
               Total deferred tax assets                                             111,010         95,639
            Valuation allowance                                                         (666)        (2,996)
                                                                                  -------------  --------------

                      Total deferred tax assets, net of valuation allowance          110,344         92,643

        Deferred tax liabilities:
            Value of business acquired                                                85,434         10,507
            Deferred policy acquisition costs                                         13,240         59,825
            Unrealized depreciation on investments                                     3,818             --
            Other deferred tax liabilities                                               623            347
                                                                                  -------------  --------------
                      Total deferred tax liabilities                                 103,115         70,679
                                                                                  -------------  --------------

                      Net deferred tax assets                                  $       7,229   $     21,964
                                                                                  =============  ==============


        A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax asset.

        XFSI and GALIC agreed to file an election to treat the GALIC acquisition of the Company as an asset acquisition under the provisions of Internal Revenue Code Section 338(h)(10). As a result of that election, the tax basis of the Company's assets as of the date of GALIC acquisition was revalued based upon fair market values. The principal effect of the election was to establish a tax asset on the tax-basis consolidated balance sheet of approximately $37,900,000 for the value of the business acquired that is amortizable for tax purposes over ten to fifteen years.

        The Company has $57,668,611 of net operating loss carryforwards of which $4,605,934 expire in 2018, $21,714,046 expire in 2019 and $31,348,631 expire in 2020. The Company also has $21,240,274 of capital loss carryforwards of which $4,219,031 expire in 2004 and $17,021,243 expire in 2005.

 (11)   RELATED-PARTY TRANSACTIONS

        On December 31, 1997, Cova Life Management Company (CLMC) and Navisys Incorporated (Navisys), both affiliated companies, purchased certain assets of Johnson & Higgins/Kirke Van Orsdel, Inc. (J&H/KVI), an unaffiliated Delaware corporation, for $2,500,000, and merged them into Cova Life Administrative Service Company (CLASC), a joint subsidiary of CLMC and Navisys. Navisys purchased 51% of CLASC, and the remaining 49% was purchased by CLMC. The purchased assets are the administrative and service systems and organization that provide the policy service functions for the Company's life and annuity products. On October 31, 1999, CLMC purchased the remaining 51% interest in CLASC from Navisys for $1,184,414.

        The Company has entered into management, operations, and servicing agreements with its affiliated companies. The affiliated companies are CLMC, a Delaware corporation, which provides management services and the employees necessary to conduct the activities of the Company; Conning Asset Management and MetLife, which provide investment advice; and CLASC, which provides underwriting, policy issuance, claims, and other policy administration functions. Additionally, a portion of overhead and other corporate expenses are allocated by the Company's parent, GALIC. Expenses and fees paid to affiliated companies in 2000, 1999, and 1998 for the Company were $35,550,446, $28,995,330, and $20,923,330, respectively.

        In 2000, 1999, and 1998, the Company's affiliate, CLMC, received approximately $3,700,000, $3,900,000 and $3,200,000, respectively, in advisory fees from GALIC related to advisory services on GALIC's individual annuity products.

        At December 31, 2000, amounts due from affiliates of approximately $9,835,000 relates primarily to advances to CLMC for operating expenses over net amounts due under management, operations and servicing agreements. At December 31, 1999, amounts due to affiliates of $4,220,000 relates primarily to net amounts due under management, operations and servicing agreements.

        In 2000 and 1999, the Company received a cash capital contribution of $55,000,000 and $40,000,000, respectively, from Cova Corporation. GALIC, has guaranteed the maintenance of the capital and surplus of the Company at an amount which meets the requirements of each state in which the Company conducts business.

(12)    STATUTORY SURPLUS AND DIVIDEND RESTRICTION

        GAAP differs in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory accounting principles).

        The major differences arise principally from the immediate expense recognition of policy acquisition costs and intangible assets for statutory reporting, determination of policy reserves based on different discount rates and methods, the recognition of deferred taxes under GAAP reporting, the nonrecognition of financial reinsurance for GAAP reporting, the establishment of an asset valuation reserve as a contingent liability based on the credit quality of the Company's investment securities, and an interest maintenance reserve as an unearned liability to defer the realized gains and losses of fixed income investments presumably resulting from changes to interest rates and amortize them into income over the remaining life of the investment sold. In addition, adjustments to record the carrying values of fixed maturity securities and certain equity securities at fair value are applied only under GAAP reporting, and capital contributions in the form of notes receivable from an affiliated company are not recognized under GAAP reporting.

        Purchase accounting creates another difference as it requires the restatement of GAAP assets and liabilities to their estimated fair values at the date of purchase and shareholder's equity to the net purchase price. Statutory accounting does not recognize the purchase method of accounting.

        As of December 31, the differences between statutory capital and surplus and shareholder's equity determined in conformity with GAAP are as follows:

                                                                2000          1999
                                                             -------------  -------------
                                                                   (IN THOUSANDS)

        Statutory capital and surplus                     $       79,457  $     102,041
        Reconciling items:
            Asset valuation reserve                                5,691          7,362
            Interest maintenance reserve                           3,690          6,466
             Investment adjustments to fair value                 41,116        (95,673)
            Investment adjustments to book value                 (62,339)        (1,457)
            Deferred policy acquisition costs                     37,828        214,120
            Basis policy reserves                                (45,654)       (67,702)
            Deferred federal income taxes (net)                    7,230         21,964
            Goodwill                                              35,341         16,157
            Value of business acquired                           254,804         55,406
             Investment valuation reserves                          (132)        (1,090)
            Future purchase price payable                             --         (2,898)
            Other                                                   (118)          (134)
                                                             -------------  -------------

                  GAAP shareholder's equity               $      356,914  $     254,562
                                                             =============  =============



        Statutory net losses for CFSLIC for the years ended December 31, 2000, 1999, and 1998 were $51,457,999, $46,095,427, and $2,830,105, respectively.

        The maximum amount of dividends which can be paid by State of Missouri insurance companies to shareholders without prior approval of the insurance commissioner is the greater of 10% of statutory earned surplus or statutory net gain from operations for the preceding year. Due to the 2000 statutory net loss and the Company's negative earned surplus at December 31, 2000, no dividends are permissible in 2001 without prior approval of the insurance commissioner.

        The National Association of Insurance Commissioners (NAIC) has developed certain risk based capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 2000, the Company's total adjusted capital and authorized control level RBC were $85,147,171 and $22,936,464, respectively. This level of adjusted capital qualifies under all tests.

        In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles (the Codification). The Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, is effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The state of Missouri has not yet adopted the Codification for the preparation of statutory financial statements. The states of California and New York will require adoption of the Codification with certain modifications for the preparation of statutory financial statements effective January 1, 2001. The Company estimates that the adoption of the Codification will increase statutory capital and surplus as of January 1, 2001 by $5,508,307, which relates to accounting principles regarding income taxes.


(13)    GUARANTY FUND ASSESSMENTS

        The Company participates with life insurance companies licensed throughout the United States in associations formed to guarantee benefits to policyholders of insolvent life insurance companies. Under state laws, as a condition for maintaining the Company's authority to issue new business, the Company is contingently liable for its share of claims covered by the guaranty associations for insolvencies incurred through 2000, but for which assessments have not yet been determined nor assessed, to a maximum in each state generally of 2% of statutory premiums per annum in the given state. Most states then permit recovery of assets as a credit against premium taxes over, most commonly, five years.

        In November 2000, the National Organization of Life and Health Guaranty Associations distributed a study of the major outstanding industry insolvencies, with estimates of future assessments by state. Based on this study, the Company has accrued a liability for approximately $10,812,000 in future assessments on insolvencies that occurred before December 31, 2000. Under the coinsurance agreement between the Company and OakRe (see Note 8), OakRe is required to reimburse the Company for any future assessments that it pays which relate to insolvencies occurring prior to June 1, 1995. As such, the Company has recorded a receivable from OakRe for approximately $9,900,000. In 2000, the Company received a refund of assessments of approximately $95,000 from various states. The Company paid approximately $31,000 and $1,500,000 in guaranty fund assessments in 1999 and 1998, respectively. These payments were substantially reimbursed by OakRe. At the same time, the Company is liable to OakRe for 80% of any future premium tax recoveries that are realized from any such assessments and may retain the remaining 20%. The credits retained for 2000, 1999 and 1998 were not material.

(14)    SUBSEQUENT EVENTS

        As of December 31, 2000, CFSLIC's statutory capital and surplus was below minimum capital requirements established by the Florida Department of Insurance, a state in which CFSLIC is licensed and conducts business, and CFLIC's statutory capital and surplus was below minimum capital requirements established by the California Department of Insurance. Effective February 22, 2001, the Company's immediate parent, Cova Corporation contributed $40,000,000 to CFSLIC and $10,000,000 to CLMC, which then repaid $7,700,000 in intercompany payables to the Company. Additionally, CFSLIC contributed $2,500,000 to CFLIC. After receiving these capital contributions, CFSLIC and CFLIC were in compliance with applicable state department of insurance minimum capital requirements.

        Effective February 12, 2001, Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company, Cova Financial Life Insurance Company changed its name to MetLife Investors Insurance Company of California, and First Cova Life Insurance Company changed its name to First MetLife Investors Insurance Company. These name changes are pending approval by various state insurance regulatory authorities.




APPENDIX A--
ILLUSTRATION OF POLICY VALUES


In order to show you how the Policy works, we created some hypothetical examples. To illustrate the Single Life Policy, we chose a male age 45. To illustrate the Joint and Last Survivor Policy, we chose a husband and wife ages
65. Our hypothetical Insureds are non-smokers and in good health which means the Policy would be issued with preferred rates. For each of the examples, we have illustrated all three available Death Benefit Options: Option A, Option B and Option C. We assumed ongoing annual premiums paid of $3,000 for the Single Life Policy example and $5,000 for the Joint and Last Survivor Policy example.

All of the illustrations that follow are based on the above. We also assumed the underlying investment portfolio had gross rates of return of 0%, 6% and 12%. This means that the underlying investment portfolio would earn these rates of return before the deduction of the Mortality and Expense Risk Charge (equivalent to .55% for Policy Years 1-10, .45% for Policy Years 11-20 and .15% thereafter for the Single Life Policy and equivalent to .55% for Policy Years 1-10, .25% for Policy Years 11-20 and .05% thereafter for the Joint and Last Survivor Policy) and advisory fee and operating expenses (equal, on annual basis, to approximately .80%, assuming a simple arithmetic average). The illustrations also assume that the waivers and/or reimbursements, if any, for the underlying investment portfolios will continue for the periods shown. When these costs are taken into account, the net annual investment return rates are:

                           Single Life Policy
                  Current Charges       Guaranteed Charges

Years 1-10        -1.35% 4.65% 10.65%  -1.35% 4.65% 10.65%
Years 11-20       -1.25% 4.75% 10.75%  -1.25% 4.75% 10.75%
Years 21 +        -0.95% 5.05% 11.05%  -1.15% 4.85% 10.85%

                      Joint and Last Survivor Policy
                 Current Charges        Guaranteed Charges

Years 1-10     -1.35% 4.65% 10.65%      -1.35% 4.65% 10.65%
Years 11-20    -1.05% 4.95% 10.95%      -1.25% 4.75% 10.75%
Years 21 +     -0.85% 5.15% 11.15%      -1.15% 4.85% 10.85%

The Policy will lapse if you do not make additional premiums where 0% is used in the illustrations.

It is important to be aware that these illustrations assume a level rate of return for all years. If the actual rate of return moves up and down over the years instead of remaining level, this may make a big difference in the long-term investment results of your Policy. In order to properly show you how the Policy actually works, we calculated values for the Cash Value, Cash Surrender Value and Death Benefit.

We used the charges we described in the Expenses Section of this prospectus. These charges are:

(1) A Federal tax charge of 1.3% and a Premium Tax Charge of 2.0% of each premium paid;

(2) A Sales Charge of 5% of premium in Policy Years 1-10 and 2% of premium in Policy Years 11 and thereafter;

(3) A Monthly Policy Charge of $25 for the first Policy year, decreasing to $6 per month thereafter;

(4) During the first ten years, a monthly Selection and Issue Expense Charge, generally ranging from four cents to one dollar per $1,000 of Face Amount;

(5) The Monthly Cost of Insurance Charge, based on both the current charges and the guaranteed charges;

(6) Any Surrender Charge which may be applicable in determining the Cash Surrender Values.

There is also a column labeled "Premiums Accumulated at 5% Interest Per Year." This shows how the annual premiums paid would grow if invested at 5% per year.

We will furnish you, upon request, a comparable personalized illustration reflecting the proposed Insured's age, risk classification, Face Amount, premiums paid and reflecting both the current cost of insurance and guaranteed cost of insurance.


                                                METLIFE INVESTORS INSURANCE COMPANY
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                                     HYPOTHETICAL ILLUSTRATION

                                                            Single Life
                                              Male, Issue Age 45, Preferred Rate Class
                                $3,000 Annual Premium Death Benefit Option A Face Amount of $250,000

                                                 Assuming CURRENT Cost of Insurance

                                HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                 INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             3,150      1,767         417     250,000       1,901         551    250,000        2,036         686    250,000
      2             6,458      3,641       2,291     250,000       4,026       2,676    250,000        4,429       3,079    250,000
      3             9,930      5,394       4,044     250,000       6,152       4,802    250,000        6,976       5,626    250,000
      4            13,577      7,065       5,715     250,000       8,318       6,968    250,000        9,735       8,385    250,000
      5            17,406      8,673       7,323     250,000      10,543       9,193    250,000       12,747      11,397    250,000
      6            21,426     10,226       9,026     250,000      12,840      11,640    250,000       16,050      14,850    250,000
      7            25,647     11,736      10,836     250,000      15,223      14,323    250,000       19,686      18,786    250,000
      8            30,080     13,201      12,601     250,000      17,694      17,094    250,000       23,690      23,090    250,000
      9            34,734     14,617      14,317     250,000      20,254      19,954    250,000       28,100      27,800    250,000
     10            39,620     15,979      15,979     250,000      22,901      22,901    250,000       32,953      32,953    250,000

     15            67,972     24,185      24,185     250,000      40,282      40,282    250,000       69,111      69,111    250,000
     20           104,158     29,065      29,065     250,000      59,569      59,569    250,000      127,821     127,821    250,000
     25           150,340     29,573      29,573     250,000      81,474      81,474    250,000      229,748     229,748    266,508
     30           209,282     22,258      22,258     250,000     104,752     104,752    250,000      403,420     403,420    431,659


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.





                                                METLIFE INVESTORS INSURANCE COMPANY
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                            Single Life
                                              Male, Issue Age 45, Preferred Rate Class
                                $3,000 Annual Premium Death Benefit Option B Face Amount of $250,000

                                                 Assuming CURRENT Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             3,150      1,765         415     251,765       1,899         549    251,899        2,034         684    252,034
      2             6,458      3,634       2,284     253,634       4,018       2,668    254,018        4,420       3,070    254,420
      3             9,930      5,377       4,027     255,377       6,132       4,782    256,132        6,953       5,603    256,953
      4            13,577      7,033       5,683     257,033       8,279       6,929    258,279        9,689       8,339    259,689
      5            17,406      8,620       7,270     258,620      10,478       9,128    260,478       12,667      11,317    262,667
      6            21,426     10,149       8,949     260,149      12,741      11,541    262,741       15,922      14,722    265,922
      7            25,647     11,629      10,729     261,629      15,080      14,180    265,080       19,495      18,595    269,495
      8            30,080     13,061      12,461     263,061      17,498      16,898    267,498       23,416      22,816    273,416
      9            34,734     14,438      14,138     264,438      19,992      19,692    269,992       27,719      27,419    277,719
     10            39,620     15,754      15,754     265,754      22,559      22,559    272,559       32,435      32,435    282,435

     15            67,972     23,572      23,572     273,572      39,155      39,155    289,155       67,022      67,022    317,022
     20           104,158     27,582      27,582     277,582      56,270      56,270    306,270      120,282     120,282    370,282
     25           150,340     26,491      26,491     276,491      72,835      72,835    322,835      204,811     204,811    454,811
     30           209,282     16,865      16,865     266,865      84,137      84,137    334,137      336,191     336,191    586,191


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.






                                                METLIFE INVESTORS INSURANCE COMPANY
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                            Single Life
                                              Male, Issue Age 45, Preferred Rate Class
                                $3,000 Annual Premium Death Benefit Option C Face Amount of $250,000



                                                 Assuming CURRENT Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             3,150      1,767         417     250,000       1,901         551    250,000        2,036         686    250,000
      2             6,458      3,641       2,291     250,000       4,026       2,676    250,000        4,429       3,079    250,000
      3             9,930      5,394       4,044     250,000       6,152       4,802    250,000        6,976       5,626    250,000
      4            13,577      7,065       5,715     250,000       8,318       6,968    250,000        9,735       8,385    250,000
      5            17,406      8,673       7,323     250,000      10,543       9,193    250,000       12,747      11,397    250,000
      6            21,426     10,226       9,026     250,000      12,840      11,640    250,000       16,050      14,850    250,000
      7            25,647     11,736      10,836     250,000      15,223      14,323    250,000       19,686      18,786    250,000
      8            30,080     13,201      12,601     250,000      17,694      17,094    250,000       23,690      23,090    250,000
      9            34,734     14,617      14,317     250,000      20,254      19,954    250,000       28,100      27,800    250,000
     10            39,620     15,979      15,979     250,000      22,901      22,901    250,000       32,953      32,953    250,000

     15            67,972     24,185      24,185     250,000      40,282      40,282    250,000       69,111      69,111    250,000
     20           104,158     29,065      29,065     250,000      59,569      59,569    250,000      127,821     127,821    250,000
     25           150,340     29,573      29,573     250,000      81,474      81,474    250,000      227,119     227,119    355,607
     30           209,282     22,258      22,258     250,000     104,752     104,752    250,000      386,605     386,605    545,905


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.





                                                METLIFE INVESTORS INSURANCE COMPANY
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                            Single Life
                                              Male, Issue Age 45, Preferred Rate Class
                                $3,000 Annual Premium Death Benefit Option A Face Amount of $250,000

                                                Assuming GUARANTEED Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             3,150        888           0     250,000         985           0    250,000        1,083           0    250,000
      2             6,458      2,224         874     250,000       2,500       1,150    250,000        2,790       1,440    250,000
      3             9,930      3,476       2,126     250,000       4,019       2,669    250,000        4,611       3,261    250,000
      4            13,577      4,641       3,291     250,000       5,537       4,187    250,000        6,553       5,203    250,000
      5            17,406      5,710       4,360     250,000       7,045       5,695    250,000        8,623       7,273    250,000
      6            21,426      6,682       5,482     250,000       8,540       7,340    250,000       10,830       9,630    250,000
      7            25,647      7,539       6,639     250,000      10,003       9,103    250,000       13,174      12,274    250,000
      8            30,080      8,267       7,667     250,000      11,419      10,819    250,000       15,656      15,056    250,000
      9            34,734      8,854       8,554     250,000      12,772      12,472    250,000       18,279      17,979    250,000
     10            39,620      9,281       9,281     250,000      14,037      14,037    250,000       21,040      21,040    250,000

     15            67,972     11,041      11,041     250,000      21,385      21,385    250,000       40,714      40,714    250,000
     20           104,158      5,583       5,583     250,000      23,326      23,326    250,000       67,358      67,358    250,000
     25           150,340          0           0           0      12,228      12,228    250,000      104,438     104,438    250,000
     30           209,282          0           0           0           0           0          0      161,115     161,115    250,000


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.






                                                METLIFE INVESTORS INSURANCE COMPANY
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                            Single Life
                                              Male, Issue Age 45, Preferred Rate Class
                                $3,000 Annual Premium Death Benefit Option B Face Amount of $250,000

                                                Assuming GUARANTEED Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             3,150        882           0     250,882         979           0    250,979        1,077           0    251,077
      2             6,458      2,208         858     252,208       2,483       1,133    252,483        2,771       1,421    252,771
      3             9,930      3,444       2,094     253,444       3,982       2,632    253,982        4,568       3,218    254,568
      4            13,577      4,587       3,237     254,587       5,472       4,122    255,472        6,476       5,126    256,476
      5            17,406      5,627       4,277     255,627       6,941       5,591    256,941        8,494       7,144    258,494
      6            21,426      6,562       5,362     256,562       8,385       7,185    258,385       10,630       9,430    260,630
      7            25,647      7,376       6,476     257,376       9,783       8,883    259,783       12,877      11,977    262,877
      8            30,080      8,052       7,452     258,052      11,116      10,516    261,116       15,229      14,629    265,229
      9            34,734      8,579       8,279     258,579      12,365      12,065    262,365       17,682      17,382    267,682
     10            39,620      8,935       8,935     258,935      13,504      13,504    263,504       20,222      20,222    270,222

     15            67,972     10,150      10,150     260,150      19,665      19,665    269,665       37,404      37,404    287,404
     20           104,158      3,957       3,957     253,957      19,009      19,009    269,009       56,362      56,362    306,362
     25           150,340          0           0           0       3,733       3,733    253,733       71,627      71,627    321,627
     30           209,282          0           0           0           0           0          0       69,615      69,615    319,615


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.





                                                METLIFE INVESTORS INSURANCE COMPANY
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                            Single Life
                                              Male, Issue Age 45, Preferred Rate Class
                                $3,000 Annual Premium Death Benefit Option C Face Amount of $250,000

                                                Assuming GUARANTEED Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             3,150        888           0     250,000         985           0    250,000        1,083           0    250,000
      2             6,458      2,224         874     250,000       2,500       1,150    250,000        2,790       1,440    250,000
      3             9,930      3,476       2,126     250,000       4,019       2,669    250,000        4,611       3,261    250,000
      4            13,577      4,641       3,291     250,000       5,537       4,187    250,000        6,553       5,203    250,000
      5            17,406      5,710       4,360     250,000       7,045       5,695    250,000        8,623       7,273    250,000
      6            21,426      6,682       5,482     250,000       8,540       7,340    250,000       10,830       9,630    250,000
      7            25,647      7,539       6,639     250,000      10,003       9,103    250,000       13,174      12,274    250,000
      8            30,080      8,267       7,667     250,000      11,419      10,819    250,000       15,656      15,056    250,000
      9            34,734      8,854       8,554     250,000      12,772      12,472    250,000       18,279      17,979    250,000
     10            39,620      9,281       9,281     250,000      14,037      14,037    250,000       21,040      21,040    250,000

     15            67,972     11,041      11,041     250,000      21,385      21,385    250,000       40,714      40,714    250,000
     20           104,158      5,583       5,583     250,000      23,326      23,326    250,000       67,358      67,358    250,000
     25           150,340          0           0           0      12,228      12,228    250,000      104,438     104,438    250,000
     30           209,282          0           0           0           0           0          0      161,115     161,115    250,000


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.



                                                METLIFE INVESTORS INSURANCE COMPANY
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                          Joint & Survivor
                                   Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
                                $5,000 Annual Premium Death Benefit Option A Face Amount of $250,000

                                                 Assuming CURRENT Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             5,250      3,224         974     250,000       3,456       1,206    250,000        3,690       1,440    250,000
      2            10,763      6,627       4,377     250,000       7,304       5,054    250,000        8,011       5,761    250,000
      3            16,551      9,978       7,728     250,000      11,324       9,074    250,000       12,785      10,535    250,000
      4            22,628     13,274      11,024     250,000      15,521      13,271    250,000       18,057      15,807    250,000
      5            29,010     16,511      14,261     250,000      19,899      17,649    250,000       23,877      21,627    250,000
      6            35,710     19,685      17,685     250,000      24,460      22,460    250,000       30,297      28,297    250,000
      7            42,746     22,787      21,287     250,000      29,206      27,706    250,000       37,373      35,873    250,000
      8            50,133     25,812      24,812     250,000      34,138      33,138    250,000       45,170      44,170    250,000
      9            57,889     28,745      28,245     250,000      39,250      38,750    250,000       53,752      53,252    250,000
     10            66,034     31,576      31,576     250,000      44,540      44,540    250,000       63,196      63,196    250,000

     15           113,287     49,476      49,476     250,000      80,656      80,656    250,000      135,674     135,674    250,000
     20           173,596     54,219      54,219     250,000     116,656     116,656    250,000      254,933     254,933    267,679
     25           250,567     31,103      31,103     250,000     149,639     149,639    250,000      459,907     459,907    482,902
     30           348,804          0           0           0     177,696     177,696    250,000      802,719     802,719    810,746


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.




                                                METLIFE INVESTORS INSURANCE COMPANY
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                          Joint & Survivor
                                   Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
                                $5,000 Annual Premium Death Benefit Option B Face Amount of $250,000

                                                 Assuming CURRENT Cost of Insurance

                            HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                             INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             5,250      3,223         973     253,223       3,456       1,206    253,456        3,689       1,439    253,689
      2            10,763      6,626       4,376     256,626       7,303       5,053    257,303        8,009       5,759    258,009
      3            16,551      9,976       7,726     259,976      11,322       9,072    261,322       12,782      10,532    262,782
      4            22,628     13,270      11,020     263,270      15,516      13,266    265,516       18,051      15,801    268,051
      5            29,010     16,503      14,253     266,503      19,889      17,639    269,889       23,864      21,614    273,864
      6            35,710     19,670      17,670     269,670      24,442      22,442    274,442       30,273      28,273    280,273
      7            42,746     22,763      21,263     272,763      29,174      27,674    279,174       37,330      35,830    287,330
      8            50,133     25,771      24,771     275,771      34,082      33,082    284,082       45,094      44,094    295,094
      9            57,889     28,680      28,180     278,680      39,157      38,657    289,157       53,621      53,121    303,621
     10            66,034     31,474      31,474     281,474      44,391      44,391    294,391       62,977      62,977    312,977

     15           113,287     48,698      48,698     298,698      79,319      79,319    329,319      133,331     133,331    383,331
     20           173,596     49,015      49,015     299,015     105,629     105,629    355,629      231,040     231,040    481,040
     25           250,567     15,946      15,946     265,946     101,639     101,639    351,639      354,446     354,446    604,446
     30           348,804          0           0           0      30,895      30,895    280,895      488,223     488,223    738,223


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.



                                                METLIFE INVESTORS INSURANCE COMPANY
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                          Joint & Survivor
                                   Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
                                $5,000 Annual Premium Death Benefit Option C Face Amount of $250,000

                                                 Assuming CURRENT Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             5,250      3,224         974     250,000       3,456       1,206    250,000        3,690       1,440    250,000
      2            10,763      6,627       4,377     250,000       7,304       5,054    250,000        8,011       5,761    250,000
      3            16,551      9,978       7,728     250,000      11,324       9,074    250,000       12,785      10,535    250,000
      4            22,628     13,274      11,024     250,000      15,521      13,271    250,000       18,057      15,807    250,000
      5            29,010     16,511      14,261     250,000      19,899      17,649    250,000       23,877      21,627    250,000
      6            35,710     19,685      17,685     250,000      24,460      22,460    250,000       30,297      28,297    250,000
      7            42,746     22,787      21,287     250,000      29,206      27,706    250,000       37,373      35,873    250,000
      8            50,133     25,812      24,812     250,000      34,138      33,138    250,000       45,170      44,170    250,000
      9            57,889     28,745      28,245     250,000      39,250      38,750    250,000       53,752      53,252    250,000
     10            66,034     31,576      31,576     250,000      44,540      44,540    250,000       63,196      63,196    250,000
     15           113,287     49,476      49,476     250,000      80,656      80,656    250,000      135,674     135,674    250,000
     20           173,596     54,219      54,219     250,000     116,656     116,656    250,000      253,370     253,370    313,708
     25           250,567     31,103      31,103     250,000     149,639     149,639    250,000      443,854     443,854    517,849
     30           348,804          0           0           0     177,696     177,696    250,000      742,207     742,207    819,775


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.





                                                METLIFE INVESTORS INSURANCE COMPANY
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                          Joint & Survivor
                                   Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
                                $5,000 Annual Premium Death Benefit Option A Face Amount of $250,000

                                                Assuming GUARANTEED Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             5,250      2,680         430     250,000       2,881         631    250,000        3,083         833    250,000
      2            10,763      5,881       3,631     250,000       6,486       4,236    250,000        7,117       4,867    250,000
      3            16,551      8,843       6,593     250,000      10,057       7,807    250,000       11,374       9,124    250,000
      4            22,628     11,532       9,282     250,000      13,558      11,308    250,000       15,843      13,593    250,000
      5            29,010     13,912      11,662     250,000      16,944      14,694    250,000       20,510      18,260    250,000
      6            35,710     15,933      13,933     250,000      20,160      18,160    250,000       25,350      23,350    250,000
      7            42,746     17,518      16,018     250,000      23,121      21,621    250,000       30,309      28,809    250,000
      8            50,133     18,608      17,608     250,000      25,755      24,755    250,000       35,352      34,352    250,000
      9            57,889     19,079      18,579     250,000      27,925      27,425    250,000       40,386      39,886    250,000
     10            66,034     18,798      18,798     250,000      29,481      29,481    250,000       45,307      45,307    250,000
     15           113,287      6,361       6,361     250,000      28,437      28,437    250,000       72,426      72,426    250,000
     20           173,596          0           0           0           0           0          0       79,153      79,153    250,000
     25           250,567          0           0           0           0           0          0            0           0          0
     30           348,804          0           0           0           0           0          0            0           0          0


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.





                                                METLIFE INVESTORS INSURANCE COMPANY
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                          Joint & Survivor
                                   Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
                                $5,000 Annual Premium Death Benefit Option B Face Amount of $250,000

                                                Assuming GUARANTEED Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             5,250      2,679         429     252,679       2,880         630    252,880        3,082         832    253,082
      2            10,763      5,874       3,624     255,874       6,478       4,228    256,478        7,108       4,858    257,108
      3            16,551      8,819       6,569     258,819      10,030       7,780    260,030       11,343       9,093    261,343
      4            22,628     11,474       9,224     261,474      13,488      11,238    263,488       15,762      13,512    265,762
      5            29,010     13,794      11,544     263,794      16,799      14,549    266,799       20,334      18,084    270,334
      6            35,710     15,723      13,723     265,723      19,892      17,892    269,892       25,009      23,009    275,009
      7            42,746     17,173      15,673     267,173      22,661      21,161    272,661       29,700      28,200    279,700
      8            50,133     18,077      17,077     268,077      25,015      24,015    275,015       34,330      33,330    284,330
      9            57,889     18,300      17,800     268,300      26,788      26,288    276,788       38,741      38,241    288,741
     10            66,034     17,702      17,702     267,702      27,800      27,800    277,800       42,752      42,752    292,752
     15           113,287      2,869       2,869     252,869      20,694      20,694    270,694       56,346      56,346    306,346
     20           173,596          0           0           0           0           0          0       16,530      16,530    266,530
     25           250,567          0           0           0           0           0          0            0           0          0
     30           348,804          0           0           0           0           0          0            0           0          0


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.




                                                METLIFE INVESTORS INSURANCE COMPANY
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                          Joint & Survivor
                                   Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
                                $5,000 Annual Premium Death Benefit Option C Face Amount of $250,000

                                                Assuming GUARANTEED Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             5,250      2,680         430     250,000       2,881         631    250,000        3,083         833    250,000
      2            10,763      5,881       3,631     250,000       6,486       4,236    250,000        7,117       4,867    250,000
      3            16,551      8,843       6,593     250,000      10,057       7,807    250,000       11,374       9,124    250,000
      4            22,628     11,532       9,282     250,000      13,558      11,308    250,000       15,843      13,593    250,000
      5            29,010     13,912      11,662     250,000      16,944      14,694    250,000       20,510      18,260    250,000
      6            35,710     15,933      13,933     250,000      20,160      18,160    250,000       25,350      23,350    250,000
      7            42,746     17,518      16,018     250,000      23,121      21,621    250,000       30,309      28,809    250,000
      8            50,133     18,608      17,608     250,000      25,755      24,755    250,000       35,352      34,352    250,000
      9            57,889     19,079      18,579     250,000      27,925      27,425    250,000       40,386      39,886    250,000
     10            66,034     18,798      18,798     250,000      29,481      29,481    250,000       45,307      45,307    250,000
     15           113,287      6,361       6,361     250,000      28,437      28,437    250,000       72,426      72,426    250,000
     20           173,596          0           0           0           0           0          0       79,153      79,153    250,000
     25           250,567          0           0           0           0           0          0            0           0          0
     30           348,804          0           0           0           0           0          0            0           0          0


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                   APPENDIX B


PARTICIPATING INVESTMENT FUNDS

Below are the investment objectives of each Investment Fund available under the Policy. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS A):

Met Investors Series Trust is managed by Met Investors Advisory Corp. (Met Investors Advisory), which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following Class A portfolios are available under the
Policy:

Janus Aggressive Growth Portfolio

Investment Objective: The Janus Aggressive Growth Portfolio seeks long-term growth of capital.

Lord Abbett Bond Debenture Portfolio

Investment Objective: The Lord Abbett Bond Debenture Portfolio seeks to provide high current income and the opportunity for capital appreciation to produce a high total return.

Lord Abbett Growth and Income  Portfolio

Investment Objective: The Lord Abbett Growth and Income Portfolio seeks to achieve long-term growth of capital and income without excessive fluctuation in market value.

MFS Research International Portfolio

Investment Objective: The MFS Research International Portfolio seeks capital appreciation.

MFS Mid Cap Growth Portfolio

Investment Objective: The MFS Mid Cap Growth Portfolio seeks long-term growth of capital.

Oppenheimer Capital Appreciation Portfolio

Investment Objective: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO Innovation Portfolio

Investment Objective: The PIMCO Innovation Portfolio seeks capital appreciation; no consideration is given to income.

PIMCO Total Return Portfolio

Investment Objective: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIMCO Money Market Portfolio

Investment Objective: The PIMCO Money Market Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity.

Met/Putnam Research Portfolio

Investment   Objective:   The  Met/Putnam   Research   Portfolio  seeks  capital
appreciation.

Met/AIM Mid Cap Equity Portfolio

Investment Objective: The Met/AIM Mid Cap Equity Portfolio seeks long-term growth of capital.

Met/AIM Small Cap Growth Portfolio

Investment Objective: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.

State Street Research Concentrated International Portfolio

Investment Objective: The State Street Research Concentrated International Portfolio seeks long-term growth of capital. Under normal market conditions, the Portfolio invests at least 65% of total assets in a limited number of foreign stocks and other securities, including common and preferred stocks, convertible securities, warrants and depositary receipts.

METROPOLITAN SERIES FUND, INC. (Class A)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. Metropolitan Life Insurance Company is the sub-investment manager for the MetLife Stock Index Portfolio. The following Class A portfolio is available under the Policy:

MetLife Stock Index Portfolio

Investment Objective: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

NEW ENGLAND ZENITH FUND (Class A)

New England Zenith Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser. MetLife Advisers has hired sub-advisers to make the day-to-day investment decisions. The following portfolios are available under the Policy:

Davis Venture Value Series

Investment Objective: The investment objective of the Davis Venture Value Series is growth of capital.

Harris Oakmark Mid Cap Value Series

Investment Objective: The investment objective of the Harris Oakmark Mid Cap Value Series is long-term capital appreciation.

                                     PART II

                           UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

b. Pursuant to Investment Company Act Section 26(f), MetLife Investors Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) assessed or out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling person of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

     The  facing  sheet

     The Prospectus consisting of 64 pages.

     Undertakings  to  file  reports.

     The  signatures.

     The  following  exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

  1.       Resolution of the Board of Directors of the Company*
  2.       Not Applicable
  3.a      Form of Principal Underwriter's Agreement*****
  3.b.i    Selling Agreement
  3.b.ii   Amendment to Selling Agreement
  3.c      Schedules of Commissions
  4.       Not Applicable
  5.a.i    Flexible Premium Joint and Last Survivor Variable Life Insurance
           Policy++
  5.a.ii   Waiver of Specified Premium Rider++
  5.a.iii  Anniversary Partial Withdrawal Rider++
  5.a.iv   Estate Preservation Term Rider++
  5.a.v    Joint Supplemental Coverage Rider++
  5.a.vi   Lifetime Coverage Rider++
  5.a.vii  Secondary Guarantee Rider++
  5.a.viii Divorce Split Policy Option Rider++
  5.a.ix   Endorsement (Name Change)*****
  5.b.i    Flexible Premium Variable Life Insurance Policy#
  5.b.ii   Accelerated Benefit Rider#
  5.b.iii  Anniversary Partial Withdrawal Rider#
  5.b.iv   Guaranteed Survivor Plus Purchase Option Rider#
  5.b.v    Lifetime Coverage Rider#
  5.b.vi   Secondary Guarantee Rider#
  5.b.vii  Supplemental Coverage Rider#
  5.b.viii Waiver of Monthly Deduction Rider#
  5.b.ix   Waiver of Specified Premium Rider#
  6.a.     Articles of Incorporation of the Company*
  6.b.     Bylaws of the Company*
  7.       Not Applicable
  8.       Not Applicable
  9.a. Form of Participation Agreement between MetLife Investors Insurance Company and Met Investors Series Trust
  9.b. Form of Participation Agreement between MetLife Investors Insurance Company and Metropolitan Series Fund, Inc.
  9.c. Form of Participation Agreement between MetLife Investors Insurance Company and New England Zenith Fund
  10.a     Application Forms - Joint and Last Survivor Policy++
  10.b     Application Forms - Flexible Premium Variable Life Insurance Policy#
  11.a     Powers of Attorney ##
  11.b     Power of Attorney - S. Buffum

B.            Opinion and Consent of Counsel

C.            Consent of Actuary

D.            Consents of Independent Auditors


* Incorporated by reference to Form S-6 (File No. 333-17963) electronically filed on December 16, 1996.

** Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 (File No. 333-17963) electronically filed on March 24, 1997.

*** Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 (File Nos. 333-34741 and 811-5200) as electronically filed on January 26, 1998.

**** Incorporated  by reference to  Post-Effective  Amendment  No. 3 to Form S-6
     (File No. 333-17963) as electronically filed on April 30, 1999.

+ Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 (File Nos. 333-34741 and 811-5200) as electronically filed on November 19, 1997.

++   Incorporated   by   reference   to  Form  S-6  (File  No.   333-83165)   as
     electronically filed on July 19, 1999.

+++ Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 (File No. 333-83165) as electronically filed on October 22, 1999.

++++ Incorporated  by reference to  Post-Effective  Amendment No. 11 to Form N-4
     (File Nos.  33-39100  and  811-5200) as  electronically  filed on April 29,
     1998.

+++++Incorporated  by reference to  Post-Effective  Amendment  No. 1 to Form S-6
     (File No. 333-83165) as electronically filed on May 1, 2000.

*****Incorporated  by reference to  Post-Effective  Amendment No. 4 to Form S-6,
     (File No. 333-83165) as electronically filed on April 26, 2001.

#    Incorporated   by   reference   to  Form  S-6  (File  No.   333-83197)   as
     electronically filed on July 19, 1999.

##   Incorporated   by   reference   to  Form  S-6  (File  No.   333-69522)   as
     electronically filed on September 17, 2001.

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach and State of California on this 14th day of December, 2001.


                                 METLIFE INVESTORS  VARIABLE  LIFE  ACCOUNT  ONE

                                   Registrant

                                 By:  METLIFE INVESTORS INSURANCE  COMPANY


                                 By: /s/JAMES A. SHEPHERDSON III
                                    --------------------------------------------
                                    James A. Shepherdson III
                                    Co-Chairman of the Board, Co-Chief Executive
                                    Officer, Co-President and Director




                                      METLIFE INVESTORS INSURANCE COMPANY



                                 By: /s/JAMES A. SHEPERDSON III
                                    --------------------------------------------
                                    James A. Shepherdson III
                                    Co-Chairman of the Board, Co-Chief Executive
                                    Officer, Co-President and Director


Attest:


/s/RICHARD C. PEARSON
-----------------------


Secretary
----------------------
Title


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Gregory P. Brakovich*                                                          12/14/01
-------------------------    Co-Chairman of the Board, Co-Chief Executive      --------
Gregory P. Brakovich         Officer, Co-President and Director                Date


/s/JAMES A. SHEPERDSON III                                                     12/14/01
-------------------------    Co-Chairman of the Board, Co-Chief Executive      --------
James A. Shepherdson III     Officer, Co-President and Director                Date


/s/ROBERT MARK BRANDENBERGER                                                   12/14/01
---------------------------- Executive Vice President, Chief Financial         --------
Robert Mark Brandenberger    Officer (Principal Accounting Officer)            Date



-------------------------    Director                                          --------
Mary Ann Brown                                                                 Date


/s/RICHARD C. PEARSON                                                          12/14/01
--------------------------   Director                                          --------
Richard C. Pearson                                                             Date



/s/Susan A. Buffum*                                                           12/14/01
---------------------------  Director                                         --------
Susan A. Buffum                                                                Date



--------------------------   Director                                          --------
David Y. Rogers                                                                Date


Philip D. Meserve*                                                             12/14/01
--------------------------   Director                                          --------
Philip D. Meserve                                                              Date



--------------------------   Director                                          --------
Peter M. Schwarz                                                               Date



Michael R. Fanning*                                                            12/14/01
--------------------------- Director                                           --------
Michael R. Fanning                                                             Date

                                    *By: /s/RICHARD C. PEARSON
                                         ---------------------------------------
                                         Richard C. Pearson, Attorney-in-Fact


                                INDEX TO EXHIBITS

INDEX NO.                                                                 PAGE

EX-99.A.3b.i          Selling Agreement
EX-99.A.3b.ii         Amendment to Selling Agreement
EX-99.A.3.c.          Schedule of Commissions
EX-99.A.9.a.          Form of Participation Agreement between MetLife
                      Investors Insurance Company and Met Investors Series Trust
EX-99.A.9.b.          Form of Participation Agreement between MetLife Investors
                      Insurance Company and Metropolitan Series Fund, Inc.
EX-99.A.9.c.          Form of Participation Agreement between MetLife Investors
                      Insurance Company and New England Zenith Fund
EX-99.A.11.b          Power of Attorney
EX-99.B               Opinion and Consent of Counsel
EX-99.C               Consent of Actuary
EX-99.D               Consents of Independent Auditors